
11005076

# SKYWEST, INC.

Notice of 2010 Annual Meeting and Proxy Statement

# TWO THOUSAND TEN ANNUAL REPORT




SkyWest
SkyWest - Seasonal
Edmonton
Calgary
Saskatoon
Regina
Winnipeg
Vancouver
Victoria
Seattle/Tacoma
Spokane
Kalispell
Great Falls
Minot
Grand Forks
Fargo
Bismarck
Duluth
Houghton/Hancock
Missoula
Helena
Butte
Bozeman
Billings
Portland
Eugene
Redmond/Bend
Boise
Sun Valley
Idaho Falls
Jackson Hole
Cody
Gillette
Rapid City
Sioux Falls
Minneapolis/St. Paul
Eau Claire
Wausau
Green Bay
Traverse City
Ottawa
Montreal
Quebec
St. John's
Moncton
Halifax
North Bend
Medford
Klamath Falls
Twin Falls
Pocatello
Casper
Rochester
La Crosse
Appleton
Muskegon
Saginaw
Flint
London
Toronto
Burlington
Portland
Crescent City
Eureka/Arcata
Redding
Chico
Reno
Elko
Salt Lake City
Rock Springs
Hayden/Steamboat Springs
Eagle County
Denver
Aspen
Grand Junction
Montrose
Gunnison
Colorado Springs
Durango
Omaha
Lincoln
Des Moines
Cedar Rapids
Moline
Peoria
Bloomington
Chicago
Milwaukee
Madison
Grand Rapids
Lansing
Detroit
South Bend
Fort Wayne
Cleveland
Akron
Columbus
Dayton
Cincinnati
Pittsburgh
Buffalo
Rochester
Syracuse
Albany
Elmira
Wilkes-Barre/Scranton
Allentown
Philadelphia
Manchester
Boston
Providence
Windsor Locks
White Plains
New York
Newark
Harrisburg
Baltimore
Washington, D.C.
Sacramento
San Francisco
Oakland
Modesto
San Jose
Fresno
Monterey
Mammoth Lakes
Cedar City
St. George
Las Vegas
Bakersfield
Inyokern
San Luis Obispo
Santa Maria
Santa Barbara
Burbank
Los Angeles
Ontario
Long Beach
Orange County
Palm Springs
Carlsbad
Imperial/El Centro
Yuma
San Diego
Phoenix
Tucson
Albuquerque
Amarillo
Lubbock
Wichita
Kansas City
St. Louis
Springfield
Indianapolis
Evansville
Louisville
Lexington
Charleston
Paducah
Nashville
Knoxville
Roanoke
Lewisburg
Richmond
Charlottesville
Newport News/Williamsburg
Norfolk
Greensboro/High Point/Winston Salem
Raleigh/Durham
Fayetteville
New Bern
Jacksonville
Wilmington
Tulsa
Oklahoma City
Northwest Arkansas
Memphis
Chattanooga
Asheville
Charlotte
Greer
Huntsville
Birmingham
Atlanta
Columbia
Myrtle Beach
Charleston
Augusta
Little Rock
Dallas
Monroe
Shreveport
Jackson
Montgomery
Columbus
Savannah
Midland
Killeen
Fort Hood
El Paso
Alexandria
Meridian
Dothan
Albany
Valdosta
Brunswick
Jacksonville
Gulfport
Mobile
Valparaiso
Pensacola
Tallahassee
Panama City
Gainesville
Baton Rouge
New Orleans
Lafayette
Lake Charles
Houston
Austin
San Antonio
Daytona Beach
Melbourne
Tampa
Orlando
West Palm Beach
Fort Myers
Fort Lauderdale
Miami
Key West
George Town
Corpus Christi
Laredo
Harlingen
Brownsville
Mc Allen
Monterrey
Saltillo
Torreon
Chihuahua
Durango
Mazatlan
Guadalajara
San Luis Potosi
Aguascalientes
Leon/Guanajuato
Tampico
Puerto Vallarta
Queretaro
Morelia
Mexico City
Toluca
Puebla
Veracruz
Manzanillo
Ixtapa
Oaxaca
Huatulco
Acapulco
Cuidad Del Carmen
Villahermosa
Tuxtla Gutierrez





# SKYWEST, INC.

CURRENT COMBINED ROUTE SYSTEM



Edmonton
Calgary
Saskatoon
Edmonton
Regina
Winnipeg
Vancouver
Victoria
Seattle/Tacoma
Spokane
Kalispell
Great Falls
Minot
Grand Forks
Fargo
Bismarck
Pasco/Richland/Kennewick
Lewiston
Missoula
Helena
Butte
Bozeman
Billings
Houghton/Hancock
Duluth
St. John's
Quebec
Moncton
Portland
Eugene
Redmond/Bend
North Bend
Boise
Sun Valley
Idaho Falls
Jackson Hole
Cody
Gillette
Rapid City
Minneapolis/St. Paul
Wausau
Eau Claire
Green Bay
Traverse City
Appleton
Ottawa
Montreal
Burlington
Toronto
Portland
Halifax
Medford
Klamath Falls
Crescent City
Twin Falls
Pocatello
Casper
Sioux Falls
La Crosse
Rochester
Muskegon
Grand Rapids
Saginaw
Flint
London
Rochester
Syracuse
Albany
Manchester
Boston
Providence
Madison
Milwaukee
Lansing
Detroit
Buffalo
Windsor Locks
Eureka/Arcata
Redding
Elko
Salt Lake City
Rock Springs
Hayden/Steamboat Springs
Omaha
Des Moines
Cedar Rapids
Moline
Chicago
South Bend
Cleveland
Elmira
Newburgh
White Plains
New York
Newark
Philadelphia
Lincoln
Fairfield
Wilkes-Barre/Scranton
Akron/Canton
Allentown
Chico
Reno
Sacramento
Eagle County
Denver
Aspen
Peoria
Bloomington
Fort Wayne
Columbus
Pittsburgh
Harrisburg
Baltimore
Washington, D.C.
Springfield
Indianapolis
Dayton
Cincinnati
Grand Junction
Colorado Springs
Kansas City
St. Louis
San Francisco
Oakland
Modesto
Mammoth Lakes
Montrose
Gunnison
Louisville
Charleston
San Jose
Fresno
Cedar City
St. George
Durango
Wichita
Evansville
Lexington
Charlottesville
Richmond
Lewisburg
Monterey
Springfield
Paducah
Bristol/Kingsport/Johnson City
Roanoke
Newport News/Williamsburg
Norfolk
Las Vegas
Tulsa
Nashville
Knoxville
Greensboro/High Point/Winston-Salem
Raleigh/Durham
Bakersfield
Inyokern
Oklahoma City
Northwest Arkansas
San Luis Obispo
Santa Maria
Santa Barbara
Burbank
Ontario
Los Angeles
Palm Springs
Long Beach
Orange County
Carlsbad
Imperial/El Centro
San Diego
Yuma
Phoenix
Tucson
Albuquerque
Amarillo
Lubbock
Memphis
Chattanooga
Asheville
Fayetteville
Charlotte
New Bern
Greer
Jacksonville
Wilmington
Myrtle Beach
Charleston
Little Rock
Huntsville
Atlanta
Columbus/Starkville/West Point
Birmingham
Columbia
Columbus
Augusta
Dallas
Monroe
Montgomery
Midland
Killeen
Shreveport
Jackson
Albany
Savannah
El Paso
Fort Hood
Meridian
Alexandria
Dothan
Valdosta
Gulfport
Mobile
Brunswick
Valparaiso
Jacksonville
Baton Rouge
Pensacola
Fort Walton Beach
Tallahassee
Houston
Austin
Lake Charles
New Orleans
Panama City
Gainesville
Lafayette
San Antonio
Daytona Beach
Melbourne
Corpus Christi
Tampa
Chihuahua
West Palm Beach
Laredo
Harlingen
Brownsville
Durango
Mc Allen
Monterrey
Fort Myers
Fort Lauderdale
Miami
Torreon
Saltillo
Mazatlan
Tampico
Key West
Guadalajara
George Town
San Luis Potosi
Aguascalientes
Leon/Guanajuato
Puerto Vallarta
Queretaro
Veracruz
Morelia
Mexico City
Toluca
Manzanillo
Puebla
Ixtapa
Cuidad Del Carmen
Oaxaca
Villahermosa
Huatulco
Acapulco
Tuxtla Gutierrez



SkyWest - Seasonal ▼

EFFECTIVE FEBRUARY 2011

To our Shareholders

The year ended December 31, 2010, will likely go down in our corporate history as being one of our most significant. While we faced continued challenges from an industry with little to no growth, we successfully acquired another airline known for its quality and thereby created meaningful growth and future opportunity for our company. On November 12, 2010, we acquired ExpressJet Holdings, Inc., ("ExpressJet"), whose primary entity is ExpressJet Airlines, for a total cash price of approximately $136.5 million, after giving effect for the shares that we previously acquired during the year. Even with the acquisition of ExpressJet, we ended the year with approximately $805 million in cash and cash equivalents and acquired good tangible assets thus preserving our solid balance sheet. With this acquisition we now operate 244 Embraer regional jet aircraft ("ERJ145"), and we signed a new 10-year capacity purchase agreement with Continental Airlines, Inc. Immediately following the closing of the acquisition, we began post-merger integration efforts intended to combine the operations of ExpressJet with our currently-owned Atlantic Southeast Airlines, Inc. ("Atlantic Southeast") and create a more efficient and streamlined entity eventually operating under one airline operating certificate. I'm pleased to report that our initial integration efforts have been successful and we are well on our way to achieving our goal of having ExpressJet and Atlantic Southeast combined by the 4th quarter of 2011. While Atlantic Southeast was engaged in the acquisition, SkyWest Airlines, our other wholly-owned airline subsidiary, continued to provide excellent operational and financial performance and has continued its long history of being a consistent contributor to our success.

I'm also pleased to report that, in spite of the economic challenges facing many businesses, including many carriers in our industry, we generated net income of $96.4 million, or $1.70 per diluted share for 2010. Our total operating revenues for the year were $2.8 billion. By reporting net income for the year we continued our long history of reporting profits and additionally increased our cash and liquidity position, ending the year with approximately $805.0 million in cash and cash equivalents.

In addition to the ExpressJet acquisition, we acquired another 16 regional jet aircraft during the year. These aircraft consisted of four new CRJ700 regional jets that represented the four final deliveries under a previous order for 22 aircraft. We also acquired 12 previously-owned regional jet aircraft that were integrated into our Delta Connection and United Express operations as a result of additional demand required by our major partners. We also transitioned some aircraft out of contract flying and used those aircraft to expand our pro-rate flying and ended the year with 61 aircraft in pro-rate operations, up from 46 at the end of 2009. While our strategic objective is to continue to add additional flying under capacity purchase agreements, the pro-rate flying creates an opportunity for us to experiment, on a limited basis, in markets where we don't operate contract flying. Additionally, due to the unique short-term lease arrangements we have on many of our aircraft, we have flexibility and can downsize a portion of the fleet, if necessary, in reacting to market conditions.

During the year we also continued repurchasing outstanding company shares under a board-approved stock repurchase program. During 2010, we acquired a total of approximately 2.1 million shares at a total cost of $30.0 million. Since 2007, when we began active efforts to repurchase our shares, we have repurchased a total of approximately 14.3 million shares at a total cost of $277.1 million. We currently have another 5.7 million shares authorized under this program and will continue to acquire our shares in the open market from time to time under approved programs.

With regards to our investment in Trip Linhas Aereas ("TRIP"), a regional airline located in Campinas, Brazil, TRIP continued its growth by operating additional regional aircraft during 2010. During the year ended December 31, 2010, we invested another $10.0 million in TRIP for a total investment of $30.0 million, representing a 20% ownership position. TRIP intends to continue its growth strategy during 2011 and plans on introducing the Embraer 190 regional jet to complement its existing operations of flying Embraer 175 regional jets and ATR-42 and ATR-72 regional aircraft.

We added an additional investment to our portfolio during 2010 by investing $7.0 million in the Mekong Aviation Joint Stock Company ("Air Mekong"), which represents a 30% ownership position. Air Mekong began operations on October 9, 2010, and is a regional jet operator flying to various destinations within Vietnam. SkyWest and Atlantic Southeast have provided significant assistance in the development of the Air Mekong venture by acquiring the aircraft for operations and assisting in other commercial and corporate matters. Additionally, some of Air Mekong's organizational leadership and pilots were previously employed by Atlantic Southeast. We continue to evaluate other investment opportunities outside the domestic United States that meet certain financial and strategic objectives.

Initially we thought 2010 would be a very quiet year, with little planned growth, however it turned out to be a very productive year, primarily due to the ExpressJet acquisition. Our intent and goal is to provide additional opportunities for our operating companies and value for our shareholders. Our efforts during 2010 are consistent with these objectives and we look forward to generating favorable results and adding liquidity and strength to our balance sheet in the coming years. At the same time we will continue to focus on providing exceptional service to our passengers and partners while continuing to be a fierce competitor in the marketplace.

Sincerely,



Jerry C. Atkin
Chairman and Chief Executive Officer

Received SEC
MAR 23 2011
Washington, DC 20549

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File No. 0-14719**

# SKYWEST, INC.

**Incorporated under the Laws of Utah** **87-0292166**
(IRS Employer ID No.)

**444 South River Road**
**St. George, Utah 84790**
**(435) 634-3000**

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:
**Common Stock, No Par Value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of this Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq National Market) on June 30, 2010 was approximately $662,770,767.

As of February 17, 2011, there were 53,908,621 shares of the registrant's common stock outstanding.

**Documents Incorporated by Reference**

Portions of the registrant's proxy statement to be used in connection with the Registrant's 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified.

**SKYWEST, INC.**

**ANNUAL REPORT ON FORM 10-K**

**TABLE OF CONTENTS**

## PART I

*Unless otherwise indicated, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc.; "SkyWest Airlines" refers to our wholly-owned subsidiary, SkyWest Airlines, Inc.; "Atlantic Southeast" refers to our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc.; and"ExpressJet" refers to ExpressJet Airlines, Inc., a subsidiary of Atlantic Southeast*

**Cautionary Statement Concerning Forward-Looking Statements**

Certain of the statements contained in this Annual Report on Form 10-K should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about our future growth and development plans, including our future financial and operating results, our plans for SkyWest Airlines, Atlantic Southeast and ExpressJet, the anticipated benefits of our acquisition of ExpressJet, our objectives, expectations and intentions and other statements that are not historical facts. Readers should keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this Report materializes, or any other underlying assumption proves incorrect, our actual results will vary, and may vary materially from those anticipated, estimated, projected, or intended. These risks and uncertainties include, but are not limited to, those described below in Item 1A., Risk Factors, and the following:

- our ability to achieve potential benefits from our acquisition of ExpressJet;
- global and national economic conditions;
- relations with our employees, including organized labor groups at Atlantic Southeast and ExpressJet and the impact of labor negotiations and agreements with our unionized and non-unionized employees;
- the impact of increasing fuel prices on the airline industry;
- ongoing litigation with Delta;
- our ability to attract and retain code-share partners;
- changes in our code-share relationships;
- the cyclical nature of the airline industry;
- competitive practices in the airline industry, including significant fare-restructuring activities, consolidation of major carriers (which leaves fewer potential code-share partners), capacity reductions and other restructurings by major and regional carriers, including Delta Air Lines ("Delta"), United Air Lines, Inc. ("United") Continental Airlines, Inc. ("Continental"), and AirTran Airways, Inc. ("AirTran");
- increasing labor costs;
- security related and insurance costs;
- weather conditions;
- government legislation and regulation;
- reduced utilization levels of our aircraft under our code-share agreements;

- unionization efforts among SkyWest Airlines' employees; and
- other risks and uncertainties listed from time to time in our reports filed with the SEC.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

## ITEM 1. BUSINESS

### General

Through SkyWest Airlines, Atlantic Southeast and ExpressJet, we offer scheduled passenger service with approximately 4,000 daily departures to destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as Delta Connection, United Express, Continental Express or AirTran under code-share arrangements with Delta, United, Continental or AirTran, respectively, with significant presence in Delta's, United's and Continental's key domestic hubs and focus cities. SkyWest Airlines, Atlantic Southeast and ExpressJet generally provide regional flying to our partners under long-term, fixed-fee code-share agreements. Among other features of our fixed-fee agreements, our partners generally reimburse us for specified direct operating expenses (including fuel expense, which is passed through to our partners), and pay us a fee for operating the aircraft.

On November 12, 2010, we completed the acquisition of ExpressJet via the merger of Express Delaware Merger Co., a wholly-owned subsidiary of Atlantic Southeast (the "Merger Subsidiary"), with and into ExpressJet Holdings, Inc., the parent company of ExpressJet ("ExpressJet Holdings"), with ExpressJet Holdings continuing as the surviving company in the merger and becoming a wholly-owned subsidiary of Atlantic Southeast (the "ExpressJet Merger").

At the effective time of the ExpressJet Merger, each issued and outstanding share of ExpressJet Holdings common stock (other than shares of ExpressJet Holdings common stock owned by ExpressJet Holdings as treasury stock or shares of ExpressJet Holdings common stock owned by SkyWest, Merger Subsidiary or any other wholly-owned subsidiary of SkyWest) was converted into the right to receive $6.75 per share in cash, payable to the holder thereof, without interest. Based on the number of outstanding shares of ExpressJet Holdings common stock as of the effective time of the ExpressJet Merger, the aggregate value of the ExpressJet Merger consideration was $131.6 million. After taking into effect the number of shares acquired by SkyWest, Merger Subsidiary and any other wholly-owned subsidiaries of SkyWest prior to the effective time of the ExpressJet Merger, the aggregate value of the ExpressJet Merger consideration was $136.5 million.

SkyWest Airlines, Atlantic Southeast and ExpressJet have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories. SkyWest Airlines has been flying since 1972, Atlantic Southeast since 1979 and ExpressJet since 1986. As of December 31, 2010, our consolidated fleet consisted of a total of 710 aircraft, of which 246 were assigned to Delta, 242 were assigned to United, 206 were assigned to Continental, four were subleased to other affiliated entities, four were assigned to AirTran, three were assigned to ExpressJet's charter operations, three were designated as spare maintenance aircraft and two were subleased to other un-affiliated entities. We currently operate two types of regional jet aircraft: the Bombardier Aerospace ("Bombardier") regional jet, which comes in three different configurations (the 50-seat Bombardier CRJ200 Regional Jet (the "CRJ200")), the 70-seat Bombardier CRJ700 Regional Jet (the "CRJ700") and the 70-90-seat Bombardier CRJ900 Regional Jet (the "CRJ900") and the 50-seat Embraer ERJ-145 regional jet ("ERJ145"). We also operate the 30-seat Embraer Brasilia EMB-120 turboprop (the "Brasilia turboprop").

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. We maintain an Internet web site at *www.skywest.com*. Our website provides a link to the web site of the SEC, through which our annual, quarterly and current reports, as well as amendments to those reports, are available. In addition, we provide electronic or paper copies of our filings free of charge upon request.

**Our Operating Platforms**

*SkyWest Airlines*

SkyWest Airlines provides regional jet and turboprop service primarily located in the midwestern and western United States. SkyWest Airlines offered approximately 1,700 daily scheduled departures as of December 31, 2010, of which approximately 1,180 were United Express flights, 490 were Delta Connection flights and 30 were AirTran-coded flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, Milwaukee, San Francisco and Salt Lake City. SkyWest Airlines' fleet as of December 31, 2010 consisted of 21 CRJ900s, all of which were flown for Delta, 83 CRJ700s, of which 70 were flown for United and 13 for Delta; 142 CRJ200s, of which 83 were flown for United, 52 were flown for Delta, four were flown for AirTran, and three were used as spare maintenance aircraft, and 48 Brasilia turboprops, of which 38 were flown for United and 10 were flown for Delta.

SkyWest Airlines currently conducts its Delta Connection operations pursuant to the terms of an Amended and Restated Delta Connection Agreement which obligates Delta to compensate SkyWest Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown (the "SkyWest Airlines Delta Connection Agreement"). SkyWest Airlines' United code-share operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives (the "SkyWest Airlines United Express Agreement"). Under the SkyWest Airlines United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions.

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines operates four CRJ200s for AirTran under a pro-rate arrangement. The AirTran code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

*Atlantic Southeast*

Atlantic Southeast provides regional jet service principally in the United States, primarily from hubs located in Atlanta, Cincinnati, Chicago (O'Hare) and Washington Dulles. Atlantic Southeast offered more than 900 daily scheduled departures as of December 31, 2010, of which approximately 800 were Delta Connection flights and 100 were United Express flights. Atlantic Southeast's fleet as of December 31, 2010, consisted of ten CRJ900s (all of which were flown for Delta), 42 CRJ700s (all of which were flown for Delta) and 114 CRJ200s (98 of which were flown for Delta and 16 of which were flown for United). Under the terms of a Second Amended and Restated Delta Connection Agreement executed by Atlantic Southeast and Delta (the "Atlantic Southeast Delta Connection Agreement"), Delta has agreed to compensate Atlantic Southeast for its direct costs associated with operating Delta Connection flights, plus, if Atlantic Southeast completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the Atlantic Southeast Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the Atlantic Southeast Delta Connection Agreement, excess margins over certain percentages must be returned to or shared with Delta, depending on various conditions. Atlantic Southeast's United code-share operations are conducted under a United Express Agreement pursuant to which Atlantic Southeast is paid primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives (the "Atlantic Southeast United Express Agreement"). Under the Atlantic Southeast United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions.

*ExpressJet*

ExpressJet provides regional jet service principally in the United States, primarily from hubs located in Cleveland, Newark, Houston, Chicago (O'Hare) and Washington Dulles. ExpressJet offered more than 1,300 daily scheduled departures as of December 31, 2010, of which approximately 1,050 were Continental Express flights and 250 were United Express flights. ExpressJet's fleet as of December 31, 2010 consisted of 244 ERJ145s 206 of which were flown for Continental, 35 of which were flown for United and three of which were used for charter operations. ExpressJet's Continental and United code-share operations are conducted under a Capacity Purchase Agreement executed between ExpressJet and Continental ("Continental CPA") and a United Express Agreement executed between ExpressJet and United ("ExpressJet United Express Agreement") pursuant to which ExpressJet is paid by Continental or United, as applicable, primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives.

**Competition and Economic Conditions**

The airline industry is highly competitive. SkyWest Airlines, Atlantic Southeast and ExpressJet compete principally with other code-sharing regional airlines, but also with regional airlines operating without code-share agreements, as well as low-cost carriers and major airlines. The combined operations of SkyWest Airlines, Atlantic Southeast and ExpressJet extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline, and to a certain extent, most major and low-cost domestic carriers. The primary competitors of SkyWest Airlines, Atlantic Southeast and ExpressJet among regional airlines with code-share arrangements include Air Wisconsin Airlines Corporation, American Eagle Airlines, Inc. ("American Eagle") (owned by American Airlines, Inc. ("American")), Comair, Inc. ("Comair") (owned by Delta), Compass Airlines ("Compass"), Mesaba Airlines ("Mesaba"), Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc. ("Alaska Airlines")), Mesa Air Group, Inc. ("Mesa"), Pinnacle Airlines Corp. ("Pinnacle"), Republic Airways Holdings Inc. ("Republic") and Trans State Airlines, Inc.("Trans State") Major airlines award contract flying to these regional airlines based upon, but not limited to, the following criteria: low cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, cancellation of flights, baggage handling performance and the overall image of the regional airline as a whole. The principal competitive factors we experience with respect to our pro-rate flying include fare pricing, customer service, routes served, flight schedules, aircraft types and relationships with major partners.

The principal competitive factors for code-share partner regional airlines are code-share agreement terms, customer service, aircraft types, fare pricing, flight schedules and markets and routes served. The combined operations of SkyWest Airlines, Atlantic Southeast and ExpressJet represent the largest regional airline operation in the United States. However, some of the major and low-cost carriers are larger, and have greater financial and other resources than SkyWest Airlines, Atlantic Southeast and ExpressJet, individually or collectively. Additionally, regional carriers owned by major airlines, such as American Eagle and Comair, may have access to greater resources, through their parent companies, than SkyWest Airlines, Atlantic Southeast and ExpressJet, and may have enhanced competitive advantages since they are subsidiaries of major airlines. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. Many airlines have historically reported lower earnings or substantial losses during periods of economic recession, heavy fare discounting, high fuel costs and other disadvantageous environments. Economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by the predominantly contract-based flying arrangements of SkyWest Airlines, Atlantic Southeast and ExpressJet. Nevertheless, the per passenger component in such fee structure would be affected by an economic downturn. In addition, if Delta or United, or one or more other code-share partners we may secure in the future, experience a prolonged decline in passenger load or are harmed by low ticket prices or high fuel prices, they will likely seek to renegotiate their code-share agreements with SkyWest Airlines, Atlantic Southeast and ExpressJet, as applicable, or cancel flights in order to reduce their costs.

**Industry Overview**

*Majors, Low Cost Carriers and Regional Airlines*

The airline industry in the United States has traditionally been dominated by several major airlines, including American, Delta, US Airways and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub and spoke network.

Low cost carriers, such as Southwest Airlines Co. ("Southwest"), JetBlue Airways Corporation ("JetBlue"), Republic and AirTran, generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low cost carriers typically fly direct flights with limited service to smaller cities, concentrating on higher demand flights to and from major population bases.

Regional airlines, such as SkyWest Airlines, Atlantic Southeast, ExpressJet, Mesa, Pinnacle, Compass, Mesaba, Trans State and Republic typically operate smaller aircraft on lower-volume routes than major and low cost carriers. Several regional airlines, including American Eagle, Comair, and Horizon, are wholly-owned subsidiaries of major airlines.

In contrast to low cost carriers, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either a fixed flight fee, termed "contract" or "fixed-fee" flights, or receives a percentage of applicable ticket revenues, termed "pro-rate" or "revenue-sharing" flights.

*Relationship of Regional and Major Airlines*

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, SkyWest Airlines flies out of Chicago (O'Hare), Washington Dulles,

Denver, Los Angeles and San Francisco as United Express, out of Salt Lake City as Delta Connection and out of Milwaukee as an AirTran carrier. Atlantic Southeast operates primarily as Delta Connection out of Atlanta and Cincinnati and as United Express out of Chicago (O'Hare) and Washington Dulles. ExpressJet operates primarily as Continental Express out of Houston, Cleveland, Newark and Denver, and as United Express out of Chicago (O'Hare) and Washington Dulles. In addition, the major airline generally provides services such as reservations, ticketing, ground support and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets. The financial arrangements between the regional airlines and their code-share partners usually involve contractual or fixed-fee payments based on the flights or a revenue-sharing arrangement based on the flight ticket revenues, as explained below:

- *Fixed-Fee Arrangements.* Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed-fee for each departure, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the fixed-fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.

- *Revenue-Sharing Arrangements.* Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

**Code-Share Agreements**

SkyWest Airlines, Atlantic Southeast and ExpressJet operate under United Express Agreements with United. SkyWest, SkyWest Airlines and Atlantic Southeast operate under Delta Connection Agreements with Delta, ExpressJet operates under the Continental CPA with Continental and SkyWest Airlines operates under a code-share agreement with AirTran.

These code-share agreements authorize Delta, United, Continental and AirTran to identify our flights and fares under their two-letter flight designator codes ("DL," "UA" "CO", or "FL") in the central reservation systems, and generally require us to paint our aircraft with their colors and logos and to market our status as Delta Connection, United Express Continental Express or AirTran. Under each of our code-share agreements, our passengers participate in the major partner's frequent flyer program, and the major partner provides additional services such as reservations, ticket issuance, ground support services and gate access. We also coordinate our marketing, advertising and other promotional efforts with Delta, United, Continental and AirTran. As of December 31, 2010, approximately 89% of our passenger revenues related to contract flights, where Delta, United or Continental controlled scheduling, ticketing, pricing and seat inventories. The remainder of our passenger revenues as of December 31, 2010 related to pro-rate flights, where we controlled scheduling, ticketing, pricing and seat inventories, and shared revenues with Delta, United or AirTran according to pro-rate formulas. The following summaries of our code-share agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

*SkyWest Airlines Delta Connection Agreement*

SkyWest Airlines and Delta are parties to the SkyWest Airlines Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2010, SkyWest Airlines operated 21 CRJ900s, 13 CRJ700s and 52 CRJ200s under the SkyWest Airlines Delta Connection Agreement. Additionally, as of December 31, 2010, SkyWest Airlines operated 10 Brasilia turboprops under the Delta code under a revenue-sharing arrangement. SkyWest Airlines operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2010, SkyWest Airlines was operating approximately 490 Delta Connection flights per day. Generally, Delta is entitled to all passenger, cargo and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines is scheduled to receive from Delta on a weekly basis (i) specified fixed rate payments for each completed flight, which are intended to pay for certain costs related to the Delta Connection flights, plus (ii) a fixed dollar payment per completed flight block hour, subject to annual escalation at an agreed rate. Costs directly reimbursed by Delta under the SkyWest Airlines Delta Connection Agreement include costs primarily related to fuel, aircraft engine maintenance and ownership.

Among other provisions, the SkyWest Airlines Delta Connection Agreement also provides that, beginning with the third anniversary of the execution of the agreement (September 8, 2008), Delta has the right to require that certain contractual rates under that agreement shall not exceed the average rate of all carriers within the Delta Connection Program. On November 19, 2010, SkyWest Airlines reached an agreement with Delta related to the average rate provisions to be applied under the SkyWest Airlines Delta Connection Agreement.

The SkyWest Airlines Delta Connection Agreement provides that, beginning with the fifth anniversary of the execution of the agreement (September 8, 2010), Delta has the right to require that certain contractual rates under that agreement shall not exceed the second lowest rates of all carriers within the Delta Connection Program. On November 19, 2010, SkyWest Airlines reached an agreement with Delta related to the second lowest rate provisions to be applied under the SkyWest Airlines Delta Connection Agreement. As a result of that agreement, SkyWest Airlines and Delta have established the contractual rates which will apply under the SkyWest Airlines Delta Connection Agreement through December 31, 2015.

The SkyWest Airlines Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The SkyWest Airlines Delta Connection Agreement is subject to early termination in various circumstances, including:

- if SkyWest Airlines or Delta commits a material breach of the SkyWest Airlines Delta Connection Agreement, subject to 30-day notice and cure rights;
- if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the SkyWest Airlines Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if SkyWest Airlines fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the Atlantic Southeast Delta Connection Agreement;

- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if SkyWest Airlines fails to maintain competitive base rate costs (provided that SkyWest Airlines has the right to adjust its rates prior to any such termination).

*Atlantic Southeast Delta Connection Agreement*

Atlantic Southeast and Delta are parties to the Atlantic Southeast Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2010, Atlantic Southeast operated ten CRJ900s, 42 CRJ700s and 98 CRJ200s for Delta under the Atlantic Southeast Delta Connection Agreement. As of December 31, 2010, Atlantic Southeast was operating more than 800 Delta Connection flights per day between Atlanta or Cincinnati and outlying destinations. Under the Atlantic Southeast Delta Connection Agreement, Delta is entitled to all passenger, cargo and other revenues associated with each flight. Commencing in 2008, Atlantic Southeast is entitled to maintain its percentage of total Delta Connection flights that it had in 2007, so long as its bid for additional regional flying is competitive with bids submitted by other regional carriers.

In exchange for providing the designated number of flights and performing Atlantic Southeast's other obligations under the Atlantic Southeast Delta Connection Agreement, Atlantic Southeast is scheduled to receive from Delta on a weekly basis (i) specified fixed rate payments for each completed flight, which are intended to pay for certain direct costs related to Delta Connection flights plus (ii) if Atlantic Southeast completes a certain minimum percentage of its Delta Connection flights, an amount equal to a certain percentage of the direct costs (not including fuel costs) related to the Delta Connection flights. Costs directly reimbursed by Delta under the Atlantic Southeast Delta Connection Agreement include costs related to fuel, ground handling, and aircraft engine maintenance and ownership. The Atlantic Southeast Delta Connection Agreement also provides for incentive compensation based upon Atlantic Southeast's performance, including on-time arrival performance and completion percentage rates.

Among other provisions, the Atlantic Southeast Delta Connection Agreement provides that, beginning with the third anniversary of the execution of the agreement (September 8, 2008), Delta has the right to require that certain contractual rates under that agreement shall not exceed the average rate of all carriers within the Delta Connection Program. On November 19, 2010, Atlantic Southeast reached an agreement with Delta related to the average rate provisions to be applied under the Atlantic Southeast Delta Connection Agreement.

The Atlantic Southeast Delta Connection Agreement provides that, beginning with the fifth anniversary of the execution of the agreement (September 8, 2010), Delta has the right to require that certain contractual rates under that agreement shall not exceed the second lowest rates of all carriers within the Delta Connection Program. On November 19, 2010, Atlantic Southeast reached an agreement with Delta related to the second lowest rate provisions to be applied under the Atlantic Southeast Delta Connection Agreement. As a result of that agreement, Atlantic Southeast and Delta have established the contractual rates which will apply under the Atlantic Southeast Delta Connection Agreement through December 31, 2015.

The Atlantic Southeast Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The Atlantic Southeast Delta Connection Agreement is subject to early termination in various circumstances including:

- if Atlantic Southeast or Delta commits a material breach of the Atlantic Southeast Delta Connection Agreement, subject to 30-day notice and cure rights;
- if Atlantic Southeast fails to conduct all flight operations and maintain all aircraft under the Atlantic Southeast Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if Atlantic Southeast fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the SkyWest Airlines Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if Atlantic Southeast fails to maintain competitive base rate costs (provided that Atlantic Southeast has the right to adjust its rates prior to any such termination).

*SkyWest, Inc. Delta Connection Agreement*

In December 2006, we entered into a Delta Connection Agreement which awarded us the right to operate 12 CRJ700s, previously operated by Comair. This Delta Connection Agreement is ancillary to, and satisfied certain obligations of Delta under the Atlantic Southeast Delta Connection Agreement. We have the right to designate either SkyWest Airlines or Atlantic Southeast to operate the 12 aircraft to provide service, primarily to and from Delta's Cincinnati hub through February 2012 (subject to Delta's right to extend the arrangement for up to three additional three-year terms). Under the arrangement, Delta has agreed to pay Atlantic Southeast or SkyWest Airlines, as applicable, a fixed-fee per completed block hour, a fixed-fee per completed departure, a fixed-fee for overhead, a one-time start-up payment for each aircraft delivered and incentive payments based upon performance, including on-time arrival performance and completion percentage rates. Additionally, Delta has agreed to reimburse SkyWest Airlines or Atlantic Southeast, as applicable, for certain operating costs under this Delta Connection Agreement.

*SkyWest Airlines United Express Agreement*

SkyWest Airlines and United are parties to the SkyWest Airlines United Express Agreement entered into on July 31, 2003. As of December 31, 2010, SkyWest Airlines operated 70 CRJ700s, 83 CRJ200s and 38 Brasilia turboprops under the SkyWest Airlines United Express Agreement, flying a total of approximately 1,180 United Express flights per day between Chicago (O'Hare), Denver, Los Angeles, San Francisco, Washington Dulles and designated outlying destinations. Generally, under the SkyWest Airlines United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the SkyWest Airlines United Express Agreement, SkyWest Airlines receives from United compensation (subject to an annual adjustment) of a fixed fee per completed block hour, a fixed fee per completed departure, a fixed fee per passenger, and a fixed fee for overhead and aircraft costs. The SkyWest Airlines United Express Agreement provides for incentives based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates.

Additionally, certain of SkyWest Airlines' operating costs are reimbursed by United, including costs related to fuel and aircraft ownership. As of December 31, 2010, 29 of the 38 Brasilia turboprops and 18 of the 83 CRJ200s SkyWest Airlines operated under the SkyWest Airlines United Express Agreement were operated under a revenue-sharing arrangement.

On October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bore interest at a rate of 11%, with a ten-year amortization period. The loan was secured by certain ground equipment and airport slot rights held by United. On August 11, 2010, United repaid the $80 million term loan. SkyWest Airlines also agreed to defer certain amounts otherwise payable to SkyWest Airlines under the existing SkyWest Airlines United Express Agreement. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. United's right to defer such payments is scheduled to terminate in 2019.

On October 16, 2009, SkyWest Airlines and United agreed to extend the right of SkyWest Airlines to operate 40 regional jet aircraft under the SkyWest Airlines United Express Agreement until the end of their respective lease terms (on average 8.4 years).

United has the option, upon twelve months prior notice, of extending the SkyWest Airlines United Express Agreement for five years. The SkyWest Airlines United Express Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or United fails to fulfill an obligation under the SkyWest Airlines United Express Agreement for a period of 60 days after written notice to cure;
- if SkyWest Airlines' operations fall below certain performance levels for a period of three consecutive months;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations;
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied; or
- if SkyWest Airlines operates, subject to certain exceptions, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Chicago (O'Hare), Denver, San Francisco, Seattle/Tacoma, or Washington, D.C. (Dulles International Airport).

*Atlantic Southeast United Express Agreement*

On February 10, 2010, Atlantic Southeast and United entered into the Atlantic Southeast United Express Agreement, pursuant to which Atlantic Southeast operated 16 CRJ200 aircraft as a United Express carrier as of December 31, 2010. The Atlantic Southeast United Express Agreement is a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

*ExpressJet Continental CPA*

Effective November 12, 2010, ExpressJet entered into the Continental CPA, whereby ExpressJet agreed to provide regional airline service in the Continental flight system.

The Continental CPA provides for a ten-year term, subject to early termination by Continental or ExpressJet upon the occurrence of certain events. Continental's termination rights include the right to terminate the Continental CPA if ExpressJet's performance falls below identified standards (and such failure is not cured within 60 days following receipt of notice), upon the occurrence of a labor strike lasting for 15 days and material defaults under certain lease agreements relating to aircraft operated by ExpressJet under the Continental CPA (provided that such material default is not cured within 60 days following receipt of notice). ExpressJet's termination rights include the right to terminate the Continental CPA if Continental fails to make payment of $500,000 or more due to ExpressJet under the Continental CPA and such failure is not cured within five business days following receipt of notice.

Under the terms of the Continental CPA, ExpressJet operates 206 aircraft in the Continental flight system. All of the aircraft are leased to ExpressJet by Continental pursuant to sublease or lease agreements. Upon the expiration of the Continental CPA, ExpressJet is obligated to return the subleased or leased aircraft to Continental.

Under the terms of the Continental CPA, Continental has agreed to compensate ExpressJet on a monthly basis based on the block hours flown by ExpressJet and the weighted average number of aircraft operated by ExpressJet under the Continental CPA. Additionally, ExpressJet may earn incentive compensation for good operating performance, but is subject to financial penalties for poor operating performance. The parties to the Continental CPA have made customary representations, warranties and covenants, and the agreement contains other provisions typical of agreements of this kind, including with respect to various operational, marketing and administrative matters.

*ExpressJet United Express Agreement*

ExpressJet and United are parties to the ExpressJet United Express Agreement entered into on December 1, 2009. As of December 31, 2010, ExpressJet operated 35 ERJ-145s under the United Express Agreement. Generally, under the ExpressJet United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing ExpressJet's' obligations under the ExpressJet United Express Agreement, ExpressJet receives from United compensation (subject to an annual adjustment) of a fixed fee per completed block hour, fixed fee per completed departure, fixed fee per passenger and a fixed fee for overhead and aircraft costs. The ExpressJet United Express Agreement provides for incentives based upon ExpressJet's performance, including on-time arrival performance and completion percentage rates. Additionally, certain of ExpressJet's operating costs are reimbursed by United, including fuel costs.

The ExpressJet United Express Agreement expires in three tranches: the agreement expires with respect to 13 aircraft on April 4, 2011, 11 aircraft on April 30, 2012 and 11 aircraft on April 30, 2013. The ExpressJet United Express Agreement also contains a renewal option, at United's election, for additional periods up to a total term of five years. Under the agreement, United must notify ExpressJet of its intention to renew each group of aircraft not less than six months prior to the end of the term for such aircraft.

*SkyWest Airlines AirTran code-share agreement*

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines operates four CRJ200s for AirTran under a pro-rate arrangement; either party may terminate the agreement upon 120 days written notice.

**Markets and Routes**

As of December 31, 2010, SkyWest Airlines and Atlantic Southeast scheduled the following daily flights as Delta Connection carriers: 644 flights to or from Hartsfield—Jackson Atlanta International Airport, 392 flights to or from Salt Lake City International Airport, 90 flights to or from Minneapolis International Airport, 52 flights to or from Memphis International Airport, 48 flights to or from

Detroit International Airport and 20 flights to or from Cincinnati/Northern Kentucky International Airport.

As of December 31, 2010, SkyWest Airlines, Atlantic Southeast and ExpressJet scheduled the following daily flights as a United Express carrier: 460 flights to or from Chicago O'Hare International Airport, 376 flights to or from Denver International Airport, 256 flights to or from Los Angeles International Airport, 276 flights to or from San Francisco International Airport, 122 flights to or from Washington Dulles and 64 flights to or from other outlying airports.

As of December 31, 2010, ExpressJet scheduled the following daily flights as a Continental Express carrier: 620 flights to or from Houston International Airport, 168 flights to or from Cleveland International Airport and 296 flights to or from Newark International Airport.

As of December 31, 2010, SkyWest Airlines scheduled 56 daily flights as an AirTran carrier to or from Milwaukee International Airport.

Our flight schedules are structured to facilitate the connection of our passengers with flights of our major partners at the airports we serve.

**Training and Aircraft Maintenance**

SkyWest Airlines, Atlantic Southeast and ExpressJet employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment at their respective maintenance facilities, and provide substantially all training to SkyWest Airlines, Atlantic Southeast and ExpressJet crew members and maintenance personnel at their respective training facilities. SkyWest Airlines, Atlantic Southeast and ExpressJet also contract with third party vendors for non-routine airframe and engine maintenance.

**Fuel**

Historically, we have not experienced problems with the availability of fuel, and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. Standard industry contracts generally do not provide protection against fuel price increases, nor do they ensure availability of supply. However, our code-share agreements with Delta, United and Continental provide for fuel used in the performance of the code-share agreements to be reimbursed by our major partners, thereby reducing our exposure to fuel price fluctuations. United purchased fuel directly from fuel vendors for our United Express aircraft under contract operated out of Chicago, San Francisco, Los Angeles and Denver; Continental purchased all of the fuel for our Continental aircraft directly from Continental's fuel vendors; and as of June 1, 2009, Delta purchased the majority of the fuel for our Delta aircraft under contract directly from its fuel vendors. During the year ended December 31, 2010, approximately 76% of our fuel purchases were associated with our Delta and United code-share agreements and were reimbursed or paid directly by our major partners and approximately 24% of our fuel purchases were associated with our pro-rate operations. A substantial increase in the price of jet fuel, to the extent our fuel costs are not reimbursed, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations or liquidity.

## Employee Matters

### *Railway Labor Act*

Our relations with labor unions in the U.S. are governed by the Railway Labor Act. Under the Railway Labor Act, a labor union seeking to represent an unrepresented craft or class of employees is required to file with the National Mediation Board (the "NMB") an application alleging a representation dispute, along with authorization cards signed by at least 35% of the employees in that craft or class. The NMB then investigates the dispute and, if it finds the labor union has obtained a sufficient number of authorization cards, conducts an election to determine whether to certify the labor union as the collective bargaining representative of that craft or class. Under the NMB's usual rules, a labor union will be certified as the representative of the employees in a craft or class only if more than 50% of those employees vote for union representation. A certified labor union then enters into negotiations toward a collective bargaining agreement with the employer.

Under the Railway Labor Act, a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Either party may request that the NMB appoint a federal mediator to participate in the negotiations for a new or amended agreement. If no agreement is reached in mediation, the NMB may determine, at any time, that an impasse exists and offer binding arbitration. If either party rejects binding arbitration, a 30-day "cooling off" period begins. At the end of this 30-day period, the parties may engage in "self help," unless the U.S. President appoints a Presidential Emergency Board ("PEB") to investigate and report on the dispute. The appointment of a PEB maintains the "status quo" for an additional 60 days. If the parties do not reach agreement during this period, the parties may then engage in "self help." "Self help" includes, among other things, a strike by the union or the imposition of proposed changes to the collective bargaining agreement by the airline. Congress and the President have the authority to prevent "self help" by enacting legislation that, among other things, imposes a settlement on the parties.

*Collective Bargaining*

As of December 31, 2010, we had 18,378 full-time equivalent employees. Approximately 40% of these employees were represented by unions, including the following employee groups.

| Employee Group | Approximate Number of Active Employees Represented | Representatives | Status of Agreement |
|---|---|---|---|
| Atlantic Southeast Pilots | 1,500 | Air Line Pilots Association International | Amendable November 2011 |
| Atlantic Southeast Flight Attendants | 960 | Association of Flight Attendants—CNA | Amendable July 2012 |
| Atlantic Southeast Flight Controllers | 70 | Professional Airline Flight Control Association | Amendable June 2014 |
| Atlantic Southeast Mechanics | 500 | International Association of Machinists and Aerospace Workers | Union representation approved. Negotiations have not started. |
| Atlantic Southeast Stock Clerks | 60 | International Brotherhood of Teamsters | Union representation approved. Negotiations have not started. |
| ExpressJet Pilots | 2,200 | Air Line Pilots Association International | Amendable December 2010 |
| ExpressJet Flight Attendants | 1,100 | International Association of Machinists and Aerospace Workers | Amendable August 2011 |
| ExpressJet Mechanics | 900 | International Brotherhood of Teamsters | Amendable August 2009 |
| ExpressJet Dispatchers | 100 | Transport Workers Union of America | Amendable July 2014 |
| ExpressJet Production Workers | 20 | Union of Industrial Production Workers | N/A |
| ExpressJet Stock Clerks | 80 | International Brotherhood of Teamsters | Union representation approved. Negotiations have not started. |

Labor unions periodically engage in organizing efforts to represent various groups of our employees, including at our airline subsidiaries, that are not represented for collective bargaining purposes.

The successful integration of ExpressJet into Atlantic Southeast and achievement of the anticipated benefits of our acquisition of ExpressJet depend significantly on integrating Atlantic Southeast's and

ExpressJet's employee groups and on maintaining productive employee relations. The integration of ExpressJet and Atlantic Southeast workforces will be challenging. Completing the integration of the workforces of the two airlines will require the resolution of potentially difficult issues relating to representation of various work groups and the relative seniority of the work groups at each carrier. Unexpected delays or expenses or other challenges to integrating the workforces could impact the anticipated synergies from the combination of Atlantic Southeast and ExpressJet and affect our financial performance.

As of December 31, 2010, SkyWest and SkyWest Airlines collectively employed 9,067 full-time equivalent employees consisting of 4,475 pilots and flight attendants, 2,956 customer service personnel, 1,146 mechanics and other maintenance personnel, and 490 administration and support personnel. None of these employees are currently represented by a union. We are aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and we anticipate that such efforts will continue in the future. If unionization efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with increased union representation of our employees. Neither SkyWest nor SkyWest Airlines has ever experienced a work stoppage due to a strike or other labor dispute, and we consider SkyWest Airlines' relationships with its employees to be good.

**Government Regulation**

All interstate air carriers, including SkyWest Airlines, Atlantic Southeast and ExpressJet, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the U.S. Federal Aviation Administration (the "FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other ways, certifications, which are necessary for the continued operations of SkyWest Airlines, Atlantic Southeast and ExpressJet, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest Airlines, Atlantic Southeast and ExpressJet are operating in compliance with FAA regulations and hold all operating and airworthiness certificates and licenses which are necessary to conduct their respective operations. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which SkyWest Airlines, Atlantic Southeast and ExpressJet are subject. SkyWest Airlines', Atlantic Southeast's and ExpressJet's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. SkyWest Airlines, Atlantic Southeast and ExpressJet do not currently operate at any airports where landing slots are restricted.

All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest Airlines, Atlantic Southeast and ExpressJet are also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest Airlines, Atlantic Southeast and ExpressJet are in compliance in all material respects with these laws and regulations.

### Environmental Matters

SkyWest, SkyWest Airlines, Atlantic Southeast and ExpressJet are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

### Safety and Security

We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, SkyWest Airlines, Atlantic Southeast and ExpressJet have taken many steps, both voluntarily and as mandated by governmental agencies, to increase the safety and security of their operations. Some of the safety and security measures we have taken with our code-share partners include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

### Insurance

SkyWest, SkyWest Airlines, Atlantic Southeast and ExpressJet maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

### Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, since the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by pleasure travel on our pro-rate routes, historically contributing to increased travel in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months.

## ITEM 1A. RISK FACTORS

*In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.*

### Risks Related to Our Operations

***We are highly dependent on Delta, United and Continental.***

If any of our code-share agreements with Delta, United or Continental are terminated, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of any of these agreements would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating our airline independent from major partners would be a significant departure from our business plan, would likely be very difficult and may require significant time and resources, which may not be available to us at that point.

The current terms of the SkyWest, SkyWest Airlines and Atlantic Southeast Delta Connection Agreements are subject to certain early termination provisions. Delta's termination rights include cross-termination rights (meaning that a breach by SkyWest, SkyWest Airlines or Atlantic Southeast of its Delta Connection Agreement could, under certain circumstances, permit Delta to terminate any or all of the Delta Connection Agreements), the right to terminate each of the agreements upon the occurrence of certain force majeure events (including certain labor-related events) that prevent SkyWest Airlines or Atlantic Southeast from performance for certain periods and the right to terminate each of the agreements if SkyWest Airlines or Atlantic Southeast, as applicable, fails to maintain competitive base rate costs, subject to certain rights of SkyWest Airlines to take corrective action to reimburse Delta for lost revenues. The current terms of the SkyWest Airlines, Atlantic Southeast and ExpressJet United Express Agreements are subject to certain early termination provisions and subsequent renewals. United may terminate the SkyWest Airlines, Atlantic Southeast and ExpressJet United Express Agreements due to an uncured breach by SkyWest Airlines, Atlantic Southeast or ExpressJet of certain operational or performance provisions, including measures and standards related to flight completions, baggage handling and on-time arrivals. The current terms of the Continental CPA are subject to certain early termination provisions and subsequent renewals. Continental may terminate the Continental CPA due to an uncured breach by ExpressJet of certain operational and performance provisions, including measures and standards related to flight completions and on-time arrivals.

We currently use the systems, facilities and services of Delta, United and Continental to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If Delta, United or Continental were to cease any of these systems, close any of these facilities or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by Delta, United or Continental personnel or for any other reason, we may not be able to replace those systems, facilities or services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations. Furthermore, upon certain terminations of our code-share agreements, Delta, United and Continental could require us to sell or assign to them facilities and assets, including maintenance facilities, we use in connection with the code-share services we provide. As a result, in order to offer airline service after termination of any of our code-share agreements, we may have to replace these facilities, assets and services. We may be unable to arrange such replacements on satisfactory terms, or at all.

***We may be negatively impacted if Delta, United or Continental experiences significant financial difficulties in the future.***

For the year ended December 31, 2010 approximately 99.3% of our ASMs were attributable to our code-share agreements with Delta, United and Continental. Both Delta and United have incurred significant losses in recent years, which materially weakened their financial condition. Volatility in fuel prices may negatively impact Delta's, United's and Continental's results of operations and financial condition. Among other risks, Delta, United and Continental are vulnerable both to unexpected events (such as additional terrorist attacks or additional spikes in fuel prices) and to deterioration of the operating environment (such as a recession or significant increased competition). There is no assurance that Delta, United or Continental will be able to operate successfully under these financial conditions.

In light of the importance of our code-share agreements with Delta, United and Continental to our business, a default by Delta, United or Continental under any of these agreements, or the termination of these agreements could jeopardize our operations. Such events could leave us unable to operate many of our current aircraft, as well as additional aircraft we are obligated to purchase, which would likely result in a material adverse effect on our operations and financial condition.

The financial condition of Delta, United and Continental will continue to pose risks for our operations. Serial bankruptcies are not unprecedented in the commercial airline industry, and Delta, Continental and/or United could file for bankruptcy, in which case our code-share agreements could be subject to termination under the U.S. Bankruptcy Code. Regardless of whether subsequent bankruptcy filings prove to be necessary, Delta, United and Continental have required, and will likely continue to require, our participation in efforts to reduce costs and improve their respective financial positions. These efforts could result in lower utilization rates of our aircraft, lower departure rates on the contract flying portion of our business, more volatile operating margins and more aggressive contractual positions, which could result in additional litigation. We believe that any of these developments could have a negative effect on many aspects of our operations and financial condition.

On October 16, 2009, SkyWest Airlines agreed to defer receipt of certain amounts otherwise payable by United under the existing SkyWest Airlines United Express Agreement. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. United's right to defer such payments is scheduled to terminate on October 16, 2019. United's failure to repay the amounts deferred pursuant to the foregoing financing arrangement could have a material adverse effect on our operations and financial condition.

***Our ability to realize all of the anticipated benefits of the ExpressJet Merger will depend on the successful integration of the operations of Atlantic Southeast and ExpressJet.***

Many of the potential synergies of the ExpressJet Merger will only result from the successful integration of the operations of Atlantic Southeast and ExpressJet, both of which operated as independent airlines prior to the ExpressJet Merger. The integration of Atlantic Southeast and ExpressJet will require our management to devote significant attention and resources to combining both airlines' business practices and operations. We may also incur significant costs, and devote significant management time, in our efforts to obtain a single operating certificate for the combined operations of Atlantic Southeast and ExpressJet. There is no assurance that we will be able to achieve a single operating certificate for the combined operations of the two airlines. This integration process could result in the loss of key employees, diversion of management attention, the disruption or interruption of, or the loss of momentum in, our ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with passengers and employees or our ability to achieve the anticipated benefits of the ExpressJet acquisition, or could reduce our earnings or otherwise adversely affect our business and financial results.

***The integration of the Atlantic Southeast and ExpressJet workforces will present significant challenges, including the possibility of labor-related disagreements that may adversely affect our operations.***

The successful integration of Atlantic Southeast and ExpressJet and achievement of the anticipated benefits of the ExpressJet Merger largely depend upon the successful combination of Atlantic Southeast's and ExpressJet's employee groups and on maintaining productive employee relations. The integration of the workforces of the two airlines will require the resolution of potentially difficult issues relating to representation of various work groups and the relative seniority of the work groups at each carrier. Unexpected delays, expenses or other challenges to integrating the workforces could impact the anticipated synergies from the combination of Atlantic Southeast and ExpressJet and affect the operations and financial performance of the combined airline.

***The amounts we receive under our code-share agreements may be less than the corresponding costs we incur.***

Under our code-share agreements with Delta, United and Continental, we are compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass-through" costs, our code-share partner is obligated to pay to us the actual amount of the cost. With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the year ended December 31, 2010, approximately 31% of our costs were pass-through costs and approximately 69% of our costs were reimbursable at pre-determined rates. These pre-determined rates may not be based on the actual expenses we incur in delivering the associated services. If we incur expenses that are greater than the pre-determined reimbursement amounts payable by our code-share partners, our financial results will be negatively affected.

SkyWest Airlines and Atlantic Southeast have each entered into a Delta Connection Agreement with Delta, pursuant to which SkyWest Airlines and Atlantic Southeast provide contract flight services for Delta. Among other provisions, those Delta Connection Agreements provide that Delta has the right to require that certain contractual rates under those agreements shall not exceed the second lowest rates of all carriers within the Delta Connection Program. On November 19, 2010, SkyWest Airlines and Atlantic Southeast reached agreements with Delta related to the second lowest rate provisions to be applied under their respective Delta Connection Agreements. As a result, SkyWest Airlines and Atlantic Southeast have established the contractual rates which will apply under those agreements through December 31, 2015.

There can be no assurance that the agreed-upon rates will be higher than the costs SkyWest Airlines and Atlantic Southeast will incur to provide the services required under their respective Delta Connection Agreement. The new rates and future rate adjustments could negatively affect our financial position and operating results.

***SkyWest Airlines and Atlantic Southeast are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta***

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and Atlantic Southeast of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to allocation of liability for certain irregular operations, or "IROP" expenses that are paid by SkyWest Airlines and Atlantic Southeast to their passengers and vendors under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Delta continues to withhold a portion of the funds we believe are payable as weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast. As of June 30, 2008, we had recognized a cumulative total of $31.7 million of revenue associated with the funds withheld by Delta. On February 1, 2008, SkyWest Airlines and Atlantic Southeast filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and Atlantic Southeast on March 24, 2008. Delta's Counterclaim alleges that Atlantic Southeast and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Delta seeks unspecified damages in its counterclaim. Since July 1, 2008, we have not recognized revenue related to IROP expense reimbursements withheld by Delta because collection of those reimbursements is subject of litigation and is not reasonably assured. The current status of the litigation with Delta is summarized below in Item 3. Legal Proceedings.

There can be no assurance that the dispute between SkyWest Airlines and Atlantic Southeast, on the one hand, and Delta, on the other hand, will be resolved consistent with the position taken by SkyWest Airlines and Atlantic Southeast. If the dispute is not resolved consistent with the position taken by SkyWest Airlines and Atlantic Southeast our financial results would be negatively impacted. The litigation may have other negative effects on our relationship with Delta and our operations under the existing Delta Connection Agreements.

***Disagreements regarding the interpretation of our code-share agreements with our major partners could have an adverse effect on our operating results and financial condition.***

SkyWest, SkyWest Airlines, Atlantic Southeast and ExpressJet have entered into code-share agreements with Delta, United and Continental. For the year ended December 31, 2010, more than 99% of our ASMs were attributable to flights we flew under those agreements. We anticipate that, for the foreseeable future, substantially all of our revenues will be generated under existing or future code-share agreements.

Contractual agreements, such as our code-share agreements, are subject to interpretation and disputes may arise under such agreements if the parties to an agreement apply different interpretations to that agreement. Those disputes may divert management time and resources from the core operation of the business, and may result in litigation, arbitration or other forms of dispute resolution.

In recent years we have experienced disagreements with our major partners regarding the interpretation of various provisions of our code-share agreements. Some of those disagreements have resulted in litigation (see the preceding risk factor entitled *SkyWest Airlines and Atlantic Southeast are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta*), and we may be subject to additional disputes and litigation in the future. Those disagreements have also required a significant amount of management time and financial resources.

To the extent that we continue to experience disagreements regarding the interpretation of our code-share or other agreements, we will likely expend valuable management time and financial resources in our efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in our favor. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

***We have a significant amount of contractual obligations.***

As of December 31, 2010, we had a total of approximately $1.9 billion in total long-term debt obligations. Substantially all of this long-term debt was incurred in connection with the acquisition of aircraft, engines and related spare parts. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our consolidated balance sheets. At December 31, 2010, we had 539 aircraft under lease, with remaining terms ranging from one to 17 years. Future minimum lease payments due under all long-term operating leases were approximately $2.7 billion at December 31, 2010. At a 6.2% discount factor, the present value of these lease obligations was equal to approximately $2.0 billion at December 31, 2010. As of December 31, 2010, we had commitments of approximately $193.5 million to purchase four new CRJ700s and lease eight used CRJ700s. We expect to complete these deliveries by the fourth quarter of 2011. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

***We may be limited from expanding our flying within the Delta, United and Continental flight systems, and there are constraints on our ability to provide airline services to airlines other than Delta, United and Continental.***

Additional growth opportunities within the Delta, United and Continental flight systems are limited by various factors. Except as currently contemplated by our existing code-share agreements, we cannot assure that Delta, United or Continental will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Furthermore, the troubled financial condition and prior bankruptcies and restructurings of Delta and United may reduce the growth of regional flying within their flight systems. Given the troubled nature of the airline industry, we believe that some of our competitors may be more inclined to accept reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing code-share partners. Additionally, even if Delta, United and/or Continental choose to expand our fleet on terms acceptable to us, they may be allowed at any time to subsequently reduce the number of aircraft covered by our code-share agreements. We also cannot provide any assurance that we will be able to obtain the additional ground and maintenance facilities, including gates, and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to implement our business strategy and could materially and adversely affect our operating results and our financial condition.

Delta, United, Continental and AirTran may be restricted in increasing their business with us, due to "scope" clauses in the current collective bargaining agreements with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Delta's scope limitations restrict its partners from operating aircraft with over 76 seats, even if those aircraft are operated for an airline other than Delta. We cannot assure that these scope clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our business model depends on major airlines, including Delta, United, Continental and AirTran electing to contract with us instead of operating their own regional jets. Some major airlines, including Delta, American and Alaska Airlines, own their own regional airlines or operate their own regional jets instead of entering into contracts with regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of operating their own regional jets. Our partners are not prohibited from doing so under our code-share agreements. A decision by Delta, United or Continental to phase out code-share relationships and instead acquire and operate their own regional jets could have a material adverse effect on our financial condition, results of operations or the price of our common stock.

Additionally, our code-share agreements limit our ability to provide airline services to other airlines in certain major airport hubs of each of Delta and United. Under the SkyWest Airlines Delta Connection Agreement, our growth is contractually restricted in Atlanta, Cincinnati, Orlando and Salt Lake City. Under the Atlantic Southeast Delta Connection Agreement, our growth is restricted in Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Under the SkyWest Airlines United Express Agreement, growth is restricted in Chicago (O'Hare International Airport), Denver, San Francisco, Seattle/Tacoma and Washington D.C. (Dulles International Airport). Due to the fluctuations in our schedules, which are established primarily by our major partners, there may be times that the number of flights we fly to and from a particular airport may exceed the limitations set forth in one or more of our code-share agreements. The breach of those limitations could constitute a breach of the applicable code-share agreement, which could have a material adverse effect on our operations.

***Economic and industry conditions constantly change, and negative economic conditions in the United States and other countries may create challenges for us that could materially and adversely affect our operations and financial condition.***

Our operations and financial condition are affected by many changing economic and other conditions beyond our control, including, among others:

- disruptions in the credit markets, which have resulted in greater volatility, less liquidity, widening of credit spreads, and decreased availability of financing;
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, wars, terrorist attacks or political instability;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;
- changes in the competitive environment due to industry consolidation and other factors;
- actual or potential disruptions to U.S. air traffic control systems;
- outbreaks of diseases that affect travel behavior; and
- weather and natural disasters.

The aggregate effect of any, or some combination, of the foregoing economic and industry conditions on our operations or financial condition is virtually impossible to forecast; however, the occurrence of any or all of such conditions in a significant manner could materially and adversely affect our operations and financial condition.

***Increased labor costs, strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business.***

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. For example, during the year ended December 31, 2010, our salary, wage and benefit costs constituted approximately 28.9% of our total operating costs. Increases in our unionized labor costs could result in a material reduction in our earnings. Any new collective bargaining agreements entered into by other regional carriers with their work forces may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with unionized and non-unionized employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

Approximately 40% of our workforce is unionized. Strikes or labor disputes with our unionized employees may adversely affect our ability to conduct business. Relations between air carriers and labor unions in the U.S. are governed by the Railway Labor Act, which provides that a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. The Railway Labor Act generally prohibits strikes or other types of self-help actions both before and after a collective bargaining agreement becomes amendable, unless and until the collective bargaining processes required by the Railway Labor Act have been exhausted.

SkyWest Airlines' employees are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. Such efforts will likely continue in the future and may ultimately result in some or all of SkyWest Airlines' employees being represented by one or more unions. Moreover, one or more unions representing Atlantic Southeast and ExpressJet employees may seek a single carrier determination by the National Mediation Board, which could require SkyWest Airlines to recognize such union or unions as the certified bargaining representative of SkyWest Airlines' employees. One or more unions representing Atlantic Southeast or ExpressJet employees may also assert that SkyWest Airlines' employees should be subject to Atlantic Southeast or ExpressJet collective bargaining agreements. If SkyWest Airlines' employees were to unionize or be deemed to be represented by one or more unions, negotiations with unions representing SkyWest Airlines' employees could divert management attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase our operating expenses and negatively impact our financial results.

If we are unable to reach labor agreements with any current or future unionized work groups, we may be subject to work interruptions or stoppages, which may adversely affect our ability to conduct our operations and may even allow Delta, United or Continental to terminate their respective code-share agreement.

***We have been adversely affected by increases in fuel prices, and we would be adversely affected by disruptions in the supply of fuel.***

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our contract flying arrangements, Delta, United and Continental have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our pro-rate operations. As of December 31, 2010, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements, while approximately 64% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements. As of December 31, 2010, we operated 18 CRJ200s under a pro-rate agreement with United and four CRJ200s under a pro-rate arrangement with AirTran. Our operating and financial results with respect to these pro-rate arrangements can be affected by the price and availability of jet fuel and in the event we are unable to pass on increased fuel prices to our pro-rate customers by increasing fares our financial performance would be adversely impacted.

***The Airline Safety and Pilot Training Improvement Act of 2009 could negatively affect our operations and our financial condition.***

Prompted by the crash of a Colgan aircraft, which killed 50 people near Buffalo, New York, passengers and governmental authorities have raised questions about pilot qualifications, training and fatigue. The Airline Safety and Pilot Training Improvement Act of 2009 (the "Improvement Act") was signed into law by President Barack Obama in August of 2010. The Improvement Act adds new certification requirements for entry-level commercial pilots, requires additional emergency training, improves availability of pilot records and mandates stricter rules to minimize pilot fatigue.

The Improvement Act also:

- Requires that all airline pilots obtain an Airline Transport Pilot license, which is currently only required for captains.
- Mandates that the Federal Aviation Administration (FAA) set up a new database of pilot records, including records to be provided by airlines and other sources, so that airlines will have access to more information before they hire pilots.

- Requires the FAA to issue new regulations governing the airlines' obligations to submit pilot records and the requirements for airlines to obtain access for information in the database before the database portion of the Improvement Act becomes effective.
- Directs the FAA to rewrite the rules for how long pilots are allowed to work and how much rest they must have before working.

The implementation of the Improvements Act (and associated regulations) may increase our compliance and FAA reporting obligations, have a negative effect on pilot scheduling, work hours or other aspects of our operations, and negatively impact our operations and financial condition.

***Reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results.***

Our code-share agreements set forth minimum levels of flight operations which our major partners are required to schedule for our operations and we are required to provide. These minimum flight operating levels are intended to compensate us for reduced operating efficiencies caused by production decreases made by our major partners under our respective code-share agreements. Generally, our major partners have utilized our flight operations at levels which exceed the minimum levels set forth in our code-share agreements, however, in recent years our major partners have reduced our utilization to levels which, at times, have been lower than the levels required by our code-share agreements. If our major partners schedule the utilization of our aircraft below historical levels (including taking into account the stage length and frequency of our scheduled flights), we may not be able to maintain operating efficiencies previously obtained, which would negatively impact our operating results and financial condition. Additionally, our major partners may change routes and frequencies of flights, which can shorten flight trip lengths. Changes in schedules may increase our flight costs, which could exceed the reimbursed rates paid by our major partners. Continued reduced utilization levels of our aircraft or other changes to our schedules under our code-share agreements would adversely impact our financial results.

***Declining interest rates could have a negative effect on our financial results.***

Our earnings are affected by changes in interest rates due to the amount of our variable rate long-term debt and the amount of cash and securities we hold. Under our contractual arrangements with our major partners, we are directly reimbursed for interest expense on aircraft as a pass-through cost. The pass-through interest expense is recorded as passenger revenue in our consolidated statement of income. Thus, a decline in interest expense associated with contract aircraft would be passed through to our major partners. Interest expense increased $0.2 million, or 0.2%, during the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase in interest expense was substantially due to a decrease in interest rates and the majority of this reduction was passed through to our major partners. Interest income increased $3.3 million, or 29.3% during the year ended December 31, 2010, compared to the year ended December 31, 2009. Interest income is not a component of our contractual arrangement with our major partners. If interest rates were to decline, our major partners would receive the principal benefit of the interest expense decline, since interest expense is generally passed through to our major partners, however, if declining interest rates reduce our interest income, our financial results will be negatively affected.

***Our insurance costs have increased and further increases in insurance costs or reductions in coverage could have an adverse impact on us.***

We carry insurance for public liability, passenger liability, property damage and all-risk coverage for damage to our aircraft. As a result of terrorist attacks occurring during recent years, aviation insurers significantly reduced the amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war-risk coverage). At the same time, these insurers significantly increased the premiums for aviation insurance in general.

The U.S. government has agreed to provide commercial war-risk insurance for U.S.-based airlines through December 31, 2011, covering losses to employees, passengers, third parties and aircraft. If the U.S. government ceases to provide such insurance beyond that date, or reduces the coverage provided by such insurance, we will attempt to purchase insurance coverage, likely with a narrower scope, from commercial insurers at an additional cost. To the extent this coverage is not available at commercially reasonable rates, we would be adversely affected.

While the price of commercial insurance had declined since the period immediately after the 2001 terrorist attacks, in the event commercial insurance carriers further reduce the amount of insurance coverage available to us, or significantly increase the cost of obtaining such coverage, we would be adversely affected.

***We could be adversely affected by an outbreak of a disease that affects travel behavior.***

In the second quarter of 2009, there was an outbreak of the H1N1 flu virus which had an adverse impact throughout our network. In 2003, there was an outbreak of Severe Acute Respiratory Syndrome ("SARS"), which had an adverse impact on travel behavior. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu. Any outbreak of a disease (including a worsening of the outbreak of the H1N1 flu virus) that affects travel behavior could have a material adverse impact on our operating results and financial condition. In addition, outbreaks of disease could result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations and financial condition.

***We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require, which could have a material adverse impact on our operations and financial condition.***

We rely on a limited number of aircraft types, and are dependent on Bombardier and Embraer as the sole manufacturers of our aircraft. For the year ended December 31, 2010, 41.5% of our available seat miles were flown using CRJ200s, 38.1% of our available seat miles were flown using CRJ700s and 11.4% of our available seat miles were flown using CRJ900s. As of December 31, 2010, we had commitments of approximately $193.5 million to purchase four new CRJ700s and lease eight used CRJ700s. We expect to complete these deliveries by fourth quarter of 2011.

Any significant disruption or delay in the expected delivery schedule of our fleet would adversely affect our business strategy and overall operations and could have a material adverse impact on our operating results or our financial condition. Certain of Bombardier's aerospace workers are represented by unions and have participated in at least one strike in recent history. Any future prolonged strike at Bombardier or delay in Bombardier's production schedule as a result of labor matters could disrupt the delivery of regional jets to us, which could adversely affect our planned fleet growth. We are also dependent on General Electric and Rolls Royce as the sole manufacturers of our aircraft engines. General Electric and Rolls Royce also provide parts, repair and overhaul services, and other types of support services on our engines. Our operations could be materially and adversely affected by the failure or inability of Bombardier, Embraer, General Electric and/or Rolls Royce to provide sufficient parts or related maintenance and support services to us on a timely or economical basis, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft or engines. In addition, the issuance of FAA directives restricting or prohibiting the use of Bombardier aircraft types we operate would have a material adverse effect on our business and operations.

***Maintenance costs will likely continue to increase as the age of our regional jet fleet increases.***

Our maintenance costs increased $51.4 million, or 11.8%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The average age of our CRJ200s and our ERJ145s is approximately 9.2 years and 9.0 years, respectively. Most of the parts on the CRJ200 and ERJ145 fleets are no longer under warranty and we have started to incur more heavy airframe inspections and engine overhauls on those aircraft. Our maintenance costs are expected to continue to increase on our CRJ200 and ERJ145 fleets. Under our SkyWest Airlines and Atlantic Southeast United Express Agreements, specific amounts are included in the current rates for future maintenance on CRJ200 engines used in SkyWest Airlines' and Atlantic Southeast's' United Express operations. The actual cost of maintenance on CRJ200 engines may vary from the agreed upon rates. During the year ended December 31, 2010, our CRJ200 engine expense for aircraft operated under our SkyWest Airlines and Atlantic Southeast United Express Agreements increased $41.5 million as compared to the year ended December 31, 2009.

Because the average age of our CRJ900s and CRJ700s as of December 31, 2010 was approximately 3.1 and 5.7 years, respectively, our CRJ900 and CRJ700 fleets require less maintenance now than we anticipate they will require in the future. We have incurred relatively low maintenance expenses on our CRJ900 and CRJ700 fleets because most of the parts on these aircraft are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire. Those increased costs will have a negative impact on our financial results.

***If we incur problems with any of our third-party service providers, our operations could be adversely affected.***

Our reliance upon others to provide essential services to support our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including fuel supply and delivery, aircraft maintenance, services and ground facilities, and software and expect to enter into additional similar agreements in the future. These agreements are generally subject to termination after notice. Any material problems with the efficiency and timeliness of our automated or contract services could have a material adverse effect on our business, financial condition and results of operations.

***Interruptions or disruptions in service at one of our hub airports, due to adverse weather or for any other reason, could have a material adverse impact on our operations.***

We currently operate primarily through hubs in Atlanta, Los Angeles, Milwaukee, San Francisco, Salt Lake City, Chicago, Denver, Cincinnati/Northern Kentucky, Houston, Washington, D.C., Newark, Cleveland and the Pacific Northwest. Nearly all of our flights either originate from or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be canceled or significantly delayed. Hurricanes Katrina and Rita, in particular, caused severe disruption to air travel in the affected areas and adversely affected airlines operating in the region, including Atlantic Southeast. We operate a significant number of flights to and from airports with particular weather difficulties, including Atlanta, Salt Lake City, Chicago, Milwaukee and Denver. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe adverse impact on our, operations and financial performance.

***We are increasingly dependent on technology, and if our technology fails or we are unable to continue to invest in new technology, our business may be adversely affected.***

We have become increasingly dependent on technology initiatives to reduce costs and to enhance customer service in order to compete in the current business environment. The performance and reliability of our technology are critical to our ability to compete effectively. Technology initiatives will continue to require significant capital investments in order to deliver these expected benefits. If we are unable to make these investments, our business and operations could be negatively affected. In addition, we may face challenges associated with integrating complex technology systems of each of Atlantic Southeast and ExpressJet. If we are unable to manage these challenges effectively, our business and operations could be negatively affected.

In addition, any internal technological error or failure or large scale external interruption in the technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our internal network. Any individual, sustained or repeated failure of technology could impact our customer service and result in increased costs. Like most companies, our technology systems and related data may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and mitigate the resulting adverse financial consequences.

***Our investment in foreign airlines may negatively impact our profitability.***

On September 4, 2008, we announced our intention to acquire a 20% interest in a Brazilian regional airline, Trip Linhas Aereas ("Trip"), for $30 million. As of December 31, 2010, we had an investment balance of $35.0 million in Trip, which represents a 20% interest in Trip. On September 29, 2010, the Company acquired a 30% ownership interest in Mekong Aviation Joint Stock Company, an airline operating in Vietnam ("Air Mekong"), for $7 million. Our investments in Trip and Air Mekong are recorded as "Other assets" on our consolidated balance sheet. There is no assurance that either Trip or Air Mekong will ultimately succeed in its respective business plan. In the event that Trip or Air Mekong incurs operating losses or files for bankruptcy, our investment may have little or no value and our financial results and condition would be negatively impacted.

***Our business could be harmed if we lose the services of our key personnel.***

Our business depends upon the efforts of our chief executive officer, Jerry C. Atkin, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-man insurance on any of our executive officers.

## Risks Related to the Airline Industry

***We may be materially affected by uncertainties in the airline industry.***

The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major carriers, including Delta, United and Continental, the slowing U.S. economy and increased hostilities in Iraq, the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S. airline industry. These events have resulted in declines and shifts in passenger demand, increased insurance costs, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our major partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties, which will affect us, major carriers (including our major partners), competitors and aircraft manufacturers in ways that we are unable to currently predict.

***The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential code-share partners.***

The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-cost carriers and major airlines on many of our routes. Low-cost carriers such as Southwest, JetBlue, US Airways and Frontier among others, operate at many of our hubs, resulting in significant price competition. Additionally, a large number of other carriers operate at our hubs, creating intense competition. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock. The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between United and Continental in October 2010, Delta and Northwest Airlines, Inc. ("Northwest") in November 2008 and America West Airlines and US Airways in September 2005, as well as the announced merger of Southwest and AirTran. We understand that several airlines are currently in discussions related to consolidation in the industry. Other developments include domestic and international code-share alliances between major carriers. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom we could enter into code-share relationships and could have a material adverse effect on our relationships with our code-share partners.

As a result of industry consolidations, one or more major airlines may change their strategy regarding the use of their wholly-owned regional carriers and the use of third party regional carriers such as SkyWest Airlines, Atlantic Southeast and ExpressJet. The major airlines may also make other strategic changes such as changing or consolidating hub locations. If our major partners were to make changes such as these in their strategy and operations, our operations and financial results could be adversely impacted.

***Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.***

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. Although, to some degree, airline passenger traffic and revenue have recovered since the September 11th attacks, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

***Fuel costs have adversely affected, and will likely continue to adversely affect, the operations and financial performance of the airline industry.***

The price of aircraft fuel is unpredictable and was volatile during much of 2008 and 2009 and, to a lesser degree, 2010. Higher fuel prices may lead to higher airfares, which would tend to decrease the passenger load of our code-share partners. In the long run, such decreases will likely have an adverse effect on the number of flights such partner will ask us to provide and the revenues associated with such flights. Additionally, fuel shortages have been threatened. The future cost and availability of fuel to us cannot be predicted, and substantial fuel cost increases or the unavailability of adequate supplies of fuel may have a material adverse effect on our results of operations. During periods of increasing fuel costs, our operating margins have been, and will likely continue to be, adversely affected.

***We are subject to significant governmental regulation.***

All interstate air carriers, including SkyWest Airlines, Atlantic Southeast and ExpressJet, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

***The occurrence of an aviation accident would negatively impact our operations and financial condition.***

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

## Risks Related to Our Common Stock

***We can issue additional shares without shareholder approval.***

Our Restated Articles of Incorporation, as amended (the "Restated Articles"), authorize the issuance of up to 120,000,000 shares of common stock, all of which may be issued without any action or approval by our shareholders. As of December 31, 2010, we had 54,172,971 shares outstanding. In addition, as of December 31, 2010, we had equity-based incentive plans under which 4,419,708 shares are reserved for issuance and an employee stock purchase plan under which 2,643,208 shares are reserved for issuance, both of which may dilute the ownership interest of our shareholders. Our Restated Articles also authorize the issuance of up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock with the rights and preferences, and at the price, which it determines. Any shares of preferred stock issued would likely be senior to shares of our common stock in various regards, including dividends, payments upon liquidation and voting. The value of our common stock could be negatively affected by the issuance of any shares of preferred stock.

***The amount of dividends we pay may decrease or we may not pay dividends.***

Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends.

***Provisions of our charter documents and code-share agreements may limit the ability or desire of others to gain control of our company.***

Our ability to issue preferred and common shares without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our company.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

**None**

## ITEM 2. PROPERTIES

### Flight Equipment

As of December 31, 2010, our fleet consisted of the following types of owned and leased aircraft:

| Aircraft Type | Number of Owned Aircraft | Number of Leased Aircraft | Passenger Capacity | Scheduled Flight Range (miles) | Average Cruising Speed (mph) | Average Age (years) |
|---|---|---|---|---|---|---|
| CRJ200s . . . . . . . . . . . . . | 86 | 172 | 50 | 1,500 | 530 | 9.2 |
| CRJ700s . . . . . . . . . . . . . | 65 | 60 | 70 | 1,600 | 530 | 5.7 |
| CRJ900s . . . . . . . . . . . . . | 11 | 24 | 90 | 1,500 | 530 | 3.1 |
| ERJ145s . . . . . . . . . . . . . | 0 | 244 | 50 | 1,500 | 530 | 9.0 |
| Brasilia Turboprops . . . . . | 9 | 39 | 30 | 300 | 300 | 13.5 |

On January 4, 2011, we announced SkyWest Airlines' plans to acquire four additional regional jet aircraft during 2011. SkyWest Airlines plans to place these aircraft into operation under the SkyWest Airlines Delta Connection Agreement. Additionally, we have announced plans to lease eight used CRJ700s from another operator. SkyWest Airlines and Atlantic Southeast plan to operate the eight CRJ700s under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements. On January 25, 2011, SkyWest Airlines agreed to operate five CRJ700s for Alaska Airlines. SkyWest Airlines plans to lease these aircraft from Alaska Airlines for a nominal amount.

Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations, are estimated to be approximately $193.5 million through 2011.

The following table outlines the number of Bombardier Regional Jets that SkyWest Airlines, Atlantic Southeast and ExpressJet are scheduled to receive during each of the periods set forth below and the expected size and composition of our combined fleet following the receipt of these aircraft.

The projected fleet size schedule below assumes aircraft financed under operating leases will be returned to the lessor at the end of each lease.

| | During the fiscal year ending December 31, | | | |
|---|---|---|---|---|
| | 2011 | 2012 | 2013 | 2014 |
| *Additional aircraft deliveries* | | | | |
| Additional CRJ200s | 0 | 0 | 0 | 0 |
| Additional CRJ700s | 17 | 0 | 0 | 0 |
| Additional CRJ900s | 0 | 0 | 0 | 0 |

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2011 | 2012 | 2013 | 2014 |
| *Expected fleet size* | | | | |
| Total Bombardier Regional Jets | 428 | 392 | 382 | 372 |
| Total Embraer Regional Jets | 228 | 217 | 198 | 172 |
| Total Brasilia Turboprops | 33 | 28 | 16 | 9 |
| Total Combined Fleet | 689 | 637 | 596 | 553 |

*Bombardier and Embraer Regional Jets*

The Bombardier and Embraer Regional Jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, as well as a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier and Embraer Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of approximately 1,600 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Bombardier or Embraer Regional Jet is generally less than that of a 120-seat or larger jet aircraft.

*Brasilia Turboprops*

The Brasilia turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes than larger jet aircraft. These factors make it economically feasible for SkyWest Airlines to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia turboprops include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that Delta and United will want us to continue to operate Brasilia turboprops in markets where passenger load and other factors make the operation of a regional jet impractical. As of December 31, 2010, SkyWest Airlines operated 48 Brasilia turboprops out of Los Angeles, San Francisco, Salt Lake City, Seattle/Tacoma and Portland. SkyWest Airlines' Brasilia turboprops are generally used in its California markets, which are characterized by high frequency service on shorter stage lengths.

**Ground Facilities**

SkyWest, SkyWest Airlines, Atlantic Southeast and ExpressJet own or lease the following principal properties:

*SkyWest Facilities*

- We own the corporate headquarters facilities of SkyWest and SkyWest Airlines, located in St. George, Utah, which consist of two adjacent buildings of 63,000 and 55,000 square feet, respectively.

*SkyWest Airlines Facilities*

- SkyWest Airlines owns a 56,600 square foot aircraft maintenance facility in Palm Springs, California.
- SkyWest Airlines leases a 131,300 square foot facility at the Salt Lake International Airport. This facility consists of a 58,400 square-foot aircraft maintenance hangar and a 72,900 square-foot training and office facility. In January 2002, SkyWest Airlines entered into a sale lease-back agreement with the Salt Lake Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 26-year term.
- SkyWest Airlines leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport. The Salt Lake City facility consists of 40,000 square feet of maintenance facilities and 50,000 square feet of training and other facilities. We originally constructed the Salt Lake City facility and subsequently sold it to and leased it back from the Salt Lake City Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 36-year term.
- SkyWest Airlines owns a 55,000 square-foot maintenance accessory shop and a 5,000 square-foot office facility in Salt Lake City, Utah.
- SkyWest Airlines leases a 90,000 square-foot maintenance hangar and a 15,000 square-foot office facility in Fresno, California.
- SkyWest Airlines leases a 70,000 square-foot maintenance hangar in Tucson, Arizona.
- SkyWest Airlines leases a 70,000 square-foot hangar and office facility in Milwaukee, Wisconsin.
- SkyWest Airlines owns a 57,000 square-foot maintenance facility and a 28,000 square-foot office facility in Chicago, Illinois.
- SkyWest Airlines owns a 55,000 square-foot hangar and a 46,000 square-foot office facility in Colorado Springs, Colorado.

*Atlantic Southeast Facilities*

- Atlantic Southeast leases from the City of Atlanta Department of Aviation an aircraft hangar facility consisting of 203,170 square-feet of building space, a 15,015 square-foot ground service equipment maintenance facility, aircraft parking, employee parking, a newly constructed 18,110 square-foot training facility and 71,209 square feet of newly renovated office space which is utilized as Atlantic Southeast's corporate headquarters. The lease agreement for the Aircraft Hanger Complex has a 25-year term and is scheduled to expire on April 30, 2033.
- Atlantic Southeast leases from Macon-Bib County Industrial Authority an aircraft hangar complex located at the Middle Georgia Regional Airport. The complex includes a 77,425 square-foot aircraft hangar facility and 41,140 square feet of training and office space. The lease agreement has a sixteen-year term and is scheduled to expire on April 1, 2018. Atlantic Southeast has subleased the hangar complex to an unrelated aircraft maintenance provider; however Atlantic Southeast remains obligated for payment and other obligations of the lessee under the lease agreement.
- Atlantic Southeast leases from the City of Baton Rouge/Parish of East Baton Rouge an aircraft hangar Complex located at the Baton Rouge Metropolitan Airport District. The complex includes a 27,000 square-foot hangar facility and 12,000 square feet of office support space. Atlantic Southeast has the right to occupy the Baton Rouge Aircraft Hangar Complex rent-free until 2022.

- Atlantic Southeast leases from the City of Columbia, South Carolina an aircraft hangar complex located at the Columbia Metropolitan Airport in Lexington County. The complex includes a 35,350 square-foot hangar, utility and office facility, and 321,098 square feet of ramp and parking space adjoining the hangar. The lease agreement has a five year term and is scheduled to expire on June 30, 2015.
- Atlantic Southeast leases from the City of Atlanta Department of Aviation 34 gates and other premises of the Central Passenger Terminal Complex (CPTC) located on Concourse C and Concourse D at Hartsfield-Jackson Atlanta International Airport. On September 20, 2010 the CPTC lease agreement was extended for a seven year term and is currently scheduled to expire on September 20, 2017.
- Atlantic Southeast leases smaller aircraft line maintenance facilities in Atlanta, Georgia; Chattanooga, Tennessee and Washington, D.C. (Dulles International Airport).

*ExpressJet Facilities*

- ExpressJet leases a 42,000 square foot office facility in Houston, Texas, which it has used as its administrative headquarters. ExpressJet also leases a second building in Houston, Texas, that consists of 68,000 square feet, of which 18,000 square feet is used for executive and administrative staff and 50,000 square feet is used by one of ExpressJet's wholly-owned subsidiaries for production and warehouse space. To reduce overhead expenses, we moved executive and administrative staff from this second building to the headquarters building and are working to sublease the space. Additionally, ExpressJet leases a 57,000 square foot training center located in Houston, Texas.
- ExpressJet currently operate six major maintenance facilities in Houston, Cleveland, Newark, Knoxville, Shreveport and Richmond, as well as four satellite line maintenance facilities in other cities. Additionally, XJT Mexico, Inc., a wholly owned subsidiary of ExpressJet, owns three buildings consisting of approximately 96,000 square feet of hangar space and 3,000 square feet of administrative space in Saltillo, Mexico that is leased to another of ExpressJet's wholly-owned subsidiaries, Saltillo Jet Center S. de R.L. de C.V., for use in its aircraft painting business.
- ExpressJet leases all of its airport passenger facilities either directly with the airport authorities or in some cases, through arrangements with Continental, on a net-rental basis. ExpressJet's largest operational centers are located at Houston's George Bush Intercontinental Airport, which is approximately 155,000 square feet consisting of various passenger loading bridges and hardstand positions; Cleveland's Hopkins International Airport, which is approximately 106,000 square feet consisting of passenger loading bridges, hardstand positions and overflow gates; and Newark Liberty International Airport, which consists of passenger loading bridges and ERJ compatible gates. In addition, at each of Continental's three domestic hubs and various other locations, our passenger and baggage handling space is provided by Continental on varying terms depending on the prevailing practice at each location.

Our management deems the current facilities of SkyWest, SkyWest Airlines, Atlantic Southeast and ExpressJet as being suitable to support existing operations and believes these facilities will be adequate for the foreseeable future.

## ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2010, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the following are significant outstanding legal matters, which if not resolved consistent with the position we have taken in those matters, would negatively impact our financial results.

*Atlantic Southeast and SkyWest Airlines v. Delta*

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and Atlantic Southeast of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to allocation of liability for IROP expenses that are paid by SkyWest Airlines and Atlantic Southeast to their passengers and vendors under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Delta continues to withhold a portion of the funds we believe are payable as weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast. As of June 30, 2008, we had recognized a cumulative total of $31.7 million of revenue associated with the funds withheld by Delta. Since July 1, 2008, we have not recognized revenue related to IROP expense reimbursements withheld by Delta because collection of those reimbursements is the subject of litigation (summarized below) and is therefore not reasonably assured. On February 1, 2008, SkyWest Airlines and Atlantic Southeast filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and Atlantic Southeast on March 24, 2008. Delta's Counterclaim alleges that Atlantic Southeast and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. After proceedings that included contested motions, document discovery, and some depositions, Delta voluntarily dismissed its counterclaim. Discovery in that action was not yet complete. On February 14, 2011, SkyWest Airlines and Atlantic Southeast exercised their statutory rights to voluntarily dismiss their claims in the Fulton County, Georgia Superior Court, and filed a new complaint in the Georgia State Court of Fulton County. The claims continue to include Breach of Contract, Breach of Contract based on Mutual Departure, Breach of Contract based on Voluntary Payment, and Breach of the Duty of Good Faith and Fair Dealing.

During the fourth quarter of 2010, we began preliminary settlement discussions with Delta related to the dispute. Notwithstanding the legal merits of the case, we offered to settle the claim for approximately $5.9 million less than the cumulative total of revenue recognized related to this matter. Those settlement discussions were not successful; a result of our settlement offer, we recorded a bad debt allowance of $5.9 million as of December 31, 2010. SkyWest Airlines and Atlantic Southeast continue to vigorously pursue their claims set forth in their Complaint pending in the Georgia State Court of Fulton County.

*ExpressJet Stockholder Litigation*

Between August 5, 2010, and August 25, 2010, nine substantially similar putative shareholder class action suits (collectively, the "Texas State Actions") were filed by individual ExpressJet Holdings stockholders in the District Court of Harris County, Texas against ExpressJet and its directors. Many of the petitions also name SkyWest, Atlantic Southeast and/or Merger Subsidiary (together, the "SkyWest Defendants") as defendants in the litigation.

The petitions filed in the Texas State Actions generally allege that the ExpressJet Holdings director defendants breached their fiduciary duties in connection with the negotiations and approval of the definitive merger agreement which sets forth the terms and conditions of the ExpressJet Merger (the "Merger Agreement"), and that the SkyWest Defendants aided and abetted such alleged breaches of fiduciary duties. The Texas State Actions seek, among other things, an injunction enjoining the ExpressJet Merger and the transactions contemplated by the Merger Agreement and rescission of any transactions contemplated by the Merger Agreement. On August 18, 2010, plaintiff Rayside filed a motion to consolidate the Texas State Actions into Case No. 2010-48784 in the first-filed court (the "189th District Court). On August 20, 2010, plaintiffs Levine, Tejeda, Doraiswamy and Swanepoel filed a similar motion in the 189th District Court. On September 10, 2010, the 189th District Court ordered the consolidation of the Texas State Actions with and into Case No. 2010-48784 (the consolidated action is referred to herein as the "Consolidated Texas State Action").

On September 20, 2010, a putative stockholder class action (the "Texas Federal Action" and, together with the Consolidated Texas State Action, the "Actions") was commenced in the United States District Court for the Southern District of Texas, Houston Division. The complaint filed in the Texas Federal Action includes substantially identical allegations to and requests substantially the same relief as the petitions in the Texas State Actions, but also includes allegations related to the ExpressJet Holdings preliminary proxy statement filed with the U. S. Securities and Exchange Commission on September 3, 2010.

On October 8, 2010, counsel for the defendants in the Actions, counsel for the plaintiff class in the Consolidated Texas State Action and counsel for plaintiff in the Texas Federal Action agreed to and executed a memorandum of understanding (the "MOU") containing the terms of an agreement in principle to resolve the Actions. The MOU provides that, in consideration for the settlement of the Actions, ExpressJet Holdings made certain disclosures in the definitive proxy statement that was sent to the ExpressJet Holdings stockholders soliciting approval of the ExpressJet Merger. In the MOU, the defendants in the Actions acknowledge that they considered the claims raised by the plaintiffs in the Actions in connection with the disclosures contemplated by the MOU. In exchange, the parties to the MOU have agreed to use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of ExpressJet Holdings stock, other than defendants in the Consolidated Texas State Action and any firm, trust, corporation or other entity controlled by any such defendant, during the period beginning on and including December 2, 2009, through and including the date of the consummation of the ExpressJet Merger. The court has scheduled a hearing for April 14, 2011 to consider whether the negotiated settlement should be approved. If approved by the parties and the 189th District Court, the settlement will result in the dismissal with prejudice of the Consolidated Texas State Action and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Actions or which arise out of or relate to the transactions contemplated by the ExpressJet Merger. The MOU further provides that, in the event the Consolidated Texas State Action is dismissed in accordance with the settlement stipulation, the parties to the MOU will use their best efforts to obtain the dismissal with prejudice of the Texas Federal Action. The settlement of the Consolidated Texas State Actions is subject to numerous conditions set forth in the MOU and to be contained in any stipulation of settlement, including the completion of the ExpressJet Merger.

For financial reporting purposes we accrue an estimated loss if the loss is probable and reasonably estimable. Because these conditions have not been satisfied, we did not record a loss related to the preceding matter as of December 31, 2010.

## ITEM 4. REMOVED AND RESERVED

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Price for Our Common Stock

Our common stock is traded on The Nasdaq Global Select Market under the symbol "SKYW." At February 17, 2011, there were approximately 949 stockholders of record of our common stock. Securities held of record do not include shares held in securities position listings. The following table sets forth the range of high and low closing sales prices for our common stock, during the periods indicated.

| | 2010 | | 2009 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | 17.28 | 13.86 | $19.05 | $ 8.19 |
| Second | 15.49 | 12.17 | 15.47 | 9.66 |
| Third | 14.05 | 11.48 | 18.04 | 10.28 |
| Fourth | 16.72 | 13.73 | 18.02 | 13.97 |

The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

### Dividends

During 2010 and 2009, our Board of Directors declared regular quarterly dividends of $0.04 per share.

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding our equity compensation plans as of December 31, 2010.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column) |
|---|---|---|---|
| *Equity compensation plans approved by security holders(1)* | 4,586,979 | $19.96 | 7,062,916 |

(1) Consists of our Executive Stock Incentive Plan, our All Share Stock Option Plan, our SkyWest Inc. Long Term Incentive Plan, and our Employee Stock Purchase Plan. See Note 9 to our Consolidated Financial Statements for the fiscal year ended December 31, 2010, included in Item 8 of this Report, for additional information regarding these plans.

### Issuer Purchases of Equity Securities

Our Board of Directors has adopted a stock repurchase program which authorizes us to repurchase shares of our common stock in the public market, from time to time, at prevailing prices. Our stock repurchase program currently authorizes the repurchase of up to 20,000,000 shares of our common stock. The following table summarizes our purchases under our stock repurchase program for the three months ended December 31, 2010.

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of a Publicly Announced Program(1) | Maximum Number of Shares that May Yet Be Purchased Under the Program |
|---|---|---|---|---|
| October 1 - October 31, 2010 | 243,829 | $14.20 | 243,829 | 6,592,688 |
| November 1 - November 30, 2010 | 515,058 | 15.90 | 515,058 | 6,077,630 |
| December 1 - December 31, 2010 | 355,156 | 16.44 | 355,156 | 5,722,474 |
| Total | 1,114,043 | $15.70 | 1,114,043 | 5,722,474 |

(1) Under resolutions adopted in February 2007, November 2007, May 2009 and May 2010, our Board of Directors authorized the repurchase of up to 20,000,000 shares of our common stock. Purchases are made at management's discretion based on market conditions and our financial resources. In addition, effective March 13, 2009, we entered into the SkyWest, Inc. Stock Repurchase Plan (the "Stock Repurchase Plan"). The Stock Repurchase Plan provides for the repurchase of up to 3,400,000 shares of our common stock (which are included within, and are not in addition to, the 20,000,000 shares of common stock described above) by an independent third party pursuant to trading parameters contemplated by the Stock Repurchase Plan. As of December 31, 2010, we had spent approximately $277.0 million to purchase and retire approximately 14,277,526 shares of the 20,000,000 shares of common stock designated for repurchase by our Board of Directors. The authorization of our Board of Directors does not have an expiration date. The Stock Repurchase Plan expires on March 13, 2011.

**Stock Performance Graph**

*The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.*

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2010, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and a peer group index composed of regional and major passenger airlines with U.S operations that have equity securities traded on the Nasdaq Stock Market or the New York Stock Exchange, the members of which are identified below (the "Peer Group") for the same period. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.

**Comparison of Cumulative Five Year Total Return**



$200
$150
$100
$50
$0
SkyWest, Inc.
NASDAQ Composite
Peer Group
2005
2006
2007
2008
2009
2010


| | INDEXED RETURNS | | | | | |
|---|---|---|---|---|---|---|
| | Base Period | Years Ending | | | | |
| Company Name / Index | Dec05 | Dec06 | Dec07 | Dec08 | Dec09 | Dec10 |
| **SkyWest, Inc.** | **100** | 95.41 | 100.90 | 70.44 | 64.85 | 60.56 |
| **NASDAQ Composite** | **100** | 111.74 | 124.67 | 73.77 | 107.12 | 125.93 |
| **Peer Group** | **100** | 106.13 | 69.92 | 49.08 | 50.74 | 61.65 |

The Peer Group consists of regional and major passenger airlines with U.S operations that have equity securities traded on the Nasdaq Stock Market or the New York Stock Exchange. The members of the Peer Group are: AirTran Holdings, Inc.; Alaska Air Group, Inc.: Allegiant Travel Co.; AMR Corp/DE; Delta Air Lines, Inc.; Great Lakes Aviation, LTD.; Hawaiian Holdings, Inc.; JetBlue Airways, Corp.; Pinnacle Airlines, Corp.; Republic Airways, Holdings Inc.; SkyWest, Inc. Southwest Airlines, United Continental Holdings, Inc.; and US Airways Group, Inc .

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this Report.

**Selected Consolidated Financial Data (amounts in thousands, except per share data):**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010(2) | 2009 | 2008 | 2007 | 2006 |
| Operating revenues | $2,765,145 | $2,613,614 | $3,496,249 | $3,374,332 | $3,114,656 |
| Operating income | 201,826 | 212,195 | 255,231 | 344,524 | 339,160 |
| Net income | 96,350 | 83,658 | 112,929 | 159,192 | 145,806 |
| Net income per common share: | | | | | |
| Basic | $ 1.73 | $ 1.50 | $ 1.95 | $ 2.54 | $ 2.33 |
| Diluted | $ 1.70 | 1.47 | 1.93 | 2.49 | 2.30 |
| Weighted average shares: | | | | | |
| Basic | 55,610 | 55,854 | 57,790 | 62,710 | 62,474 |
| Diluted | 56,526 | 56,814 | 58,633 | 64,044 | 63,382 |
| Total assets | $4,446,510 | $4,310,802 | $4,014,291 | $3,990,525 | $3,731,419 |
| Current assets | 1,369,565 | 1,254,099 | 1,220,668 | 1,210,139 | 1,095,454 |
| Current liabilities | 562,640 | 449,835 | 386,604 | 398,219 | 408,431 |
| Long-term debt, net of current maturities | 1,738,936 | 1,816,318 | 1,681,705 | 1,732,748 | 1,675,626 |
| Stockholders' equity | 1,420,923 | 1,352,219 | 1,275,521 | 1,246,007 | 1,178,293 |
| Return on average equity(1) | 6.9% | 6.4% | 9.0% | 13.1% | 13.9% |
| Cash dividends declared per common share | $ 0.16 | $ 0.16 | $ 0.13 | $ 0.12 | $ 0.12 |

(1) Calculated by dividing net income by the average of beginning and ending stockholders' equity for the year.

(2) On November 12, 2010, we completed the ExpressJet Merger for $136.5 million in cash. Our 2010 consolidated operating revenues contain 50 days of additional revenue and expenses generated subsequent to the ExpressJet Merger.

**Selected Operating Data**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Block hours | 1,547,562 | 1,363,257 | 1,376,815 | 1,438,818 | 1,298,769 |
| Departures | 1,001,766 | 870,761 | 872,288 | 904,795 | 857,631 |
| Passengers carried | 40,411,089 | 34,544,772 | 33,461,819 | 34,392,755 | 31,465,552 |
| Revenue passenger miles (000) | 20,227,220 | 17,448,958 | 17,101,910 | 17,892,282 | 15,819,191 |
| Available seat miles (000) | 25,503,845 | 22,142,650 | 22,020,250 | 22,968,768 | 20,209,888 |
| Revenue per available seat mile | 10.8¢ | 11.8¢ | 15.9¢ | 14.7¢ | 15.4¢ |
| Cost per available seat mile | 10.4¢ | 11.2¢ | 15.2¢ | 13.7¢ | 14.3¢ |
| Average passenger trip length | 501 | 505 | 511 | 520 | 503 |
| Number of operating aircraft at end of year | 704 | 449 | 442 | 436 | 410 |

The following terms used in this section and elsewhere in this Report have the meanings indicated below:

"Revenue passenger miles" represents the number of miles flown by revenue passengers.

"Available seat miles" represents the number of seats available for passengers multiplied by the number of miles those seats are flown.

"Revenue per available seat mile" represents passenger revenue divided by available seat miles.

"Cost per available seat mile" represents operating expenses plus interest divided by available seat miles.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2010, 2009 and 2008. Also discussed is our financial position as of December 31, 2010 and 2009. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.*

### Overview

Through SkyWest Airlines, Atlantic Southeast and ExpressJet, we operate the largest regional airline in the United States. As of December 31, 2010, SkyWest Airlines, Atlantic Southeast and ExpressJet offered scheduled passenger and air freight service with more than 4,000 total daily departures to destinations in the United States, Canada, Mexico and the Caribbean. As of December 31, 2010, we operated a combined fleet of 710 aircraft consisting of the following:

| | CRJ 200 | ERJ 145 | CRJ700 | CRJ 900 | EMB 120 | Total |
|---|---|---|---|---|---|---|
| Delta | 150 | — | 55 | 31 | 10 | 246 |
| United | 99 | 35 | 70 | — | 38 | 242 |
| Continental | — | 206 | — | — | — | 206 |
| AirTran | 4 | — | — | — | — | 4 |
| Maintenance Spare | 3 | — | — | — | — | 3 |
| Charter | — | 3 | — | — | — | 3 |
| Subleased to an un-affiliated entity | 2 | — | — | — | — | 2 |
| Subleased to an affiliated entity | — | — | — | 4 | — | 4 |
| Total | 258 | 244 | 125 | 35 | 48 | 710 |

For the year ended December 31, 2010, approximately 47.5% of our aggregate capacity was operated under the United Express Agreements, approximately 46.5% was operated under the Delta Agreements, approximately 5.3% was operated under the Continental CPA and approximately 0.7% was operated under the AirTran code-share agreement.

SkyWest Airlines has been a code-share partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. In 2009, SkyWest Airlines entered into a code-share agreement with AirTran. As of December 31, 2010, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, and an AirTran carrier in Milwaukee, operating more than 1,700 total daily flights.

Atlantic Southeast has been a code-share partner with Delta in Atlanta since 1984 and United since February 2010. As of December 31, 2010, Atlantic Southeast operated as a Delta Connection carrier in Atlanta and Cincinnati and a United Express carrier in Chicago and Washington, D.C. (Dulles International Airport), operating approximately 900 daily flights.

On November 12, 2010, we completed the ExpressJet Merger. At the effective time of the ExpressJet Merger, each issued and outstanding share of ExpressJet Holdings common stock (other than shares of ExpressJet Holdings common stock owned by ExpressJet Holdings as treasury stock or shares of ExpressJet Holdings common stock owned by SkyWest or any of its subsidiaries was converted into the right to receive $6.75 per share in cash, payable to the holder thereof, without interest. Based on the number of outstanding shares of ExpressJet Holdings common stock as of the effective time of the ExpressJet Merger, the aggregate value of the ExpressJet Merger consideration was $131.6 million. After taking into effect the number of shares acquired by SkyWest and its subsidiaries prior to the effective time of the ExpressJet Merger, the aggregate value of the ExpressJet Merger consideration was $136.5 million.

ExpressJet provides regional jet service principally in the United States, primarily from hubs located in Cleveland, Newark, Houston, Chicago (O'Hare) and Washington Dulles. ExpressJet offered more than 1,300 daily scheduled departures as of December 31, 2010, of which approximately 1,050 were Continental Express flights and 250 were United Express flights. ExpressJet's fleet as of December 31, 2010 consisted of 244 ERJ145s, 206 of which were flown for Continental, 35 were flown for United and three were used in charter operations. ExpressJet's Continental and United code-share operations are conducted under the Continental CPA and the ExpressJet United Express Agreement, pursuant to which ExpressJet is paid by Continental or United, as applicable, primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives.

Historically, multiple contractual relationships have enabled us to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of contract flying and our controlled or "pro-rate" flying. For the year ended December 31, 2010, contract flying revenue and pro-rate revenue represented approximately 89% and 11%, respectively, of our total passenger revenues. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on the completed block hours, flight departures and other operating measures. On pro-rate flights, we control scheduling, ticketing, pricing and seat inventories and receive a pro-rated portion of passenger fares. For the year ended December 31, 2010, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements, while approximately 36% of our Brasilia turboprops flown in the United system were flown under contractual arrangements, with the remaining 64% flown under pro-rate arrangements. For the year ended December 31, 2010, approximately 89% of our CRJ200s flown in the United system were flown under contractual arrangements, with the remaining 11% flown under pro-rate arrangements. On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the AirTran code-share agreement, SkyWest Airlines has agreed to operate four CRJ200s for AirTran under a pro-rate arrangement.

## Financial Highlights

We had revenues of $2.8 billion for the year ended December 31, 2010, a 5.8% increase, compared to revenues of $2.6 billion for the year ended December 31, 2009. We had net income of $96.4 million, or $1.70 per diluted share, for the year ended December 31, 2010, an increase of 15.2%, compared to $83.7 million of net income, or $1.47 per diluted share, for the year ended December 31, 2009.

The significant items affecting our financial performance during the year ended December 31, 2010 are summarized below:

Under the Delta Connection Agreements, Delta has the right to require that certain contractual rates under those agreements shall not exceed the average rate of all carriers within the Delta Connection Program. On October 23, 2009, Delta sent letters to SkyWest Airlines and Atlantic Southeast requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements. Delta's letters also notified SkyWest Airlines and Atlantic Southeast of Delta's estimate of the average rates to be applied under those agreements. On October 28, 2009, SkyWest Airlines and Atlantic Southeast notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. SkyWest Airlines and Atlantic Southeast, on one hand, and Delta, on the other hand, exchanged subsequent correspondence, and in November 2010, the parties reached an agreement related to the average rate provisions applied under the Delta Connection Agreements.

The Delta Connection Agreements also provide that, beginning with the fifth anniversary of the execution of the agreements (September 8, 2010), Delta has the right to require that certain contractual rates under those agreements shall not exceed the second lowest of all carriers within the Delta Connection Program. On September 8, 2010, Delta sent letters to SkyWest Airlines and Atlantic Southeast requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements. Delta's letters also notified SkyWest Airlines and Atlantic Southeast of Delta's estimate of the second lowest rates to be applied under those agreements. On September 10, 2010, SkyWest Airlines and Atlantic Southeast notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. During the fourth quarter of 2010, SkyWest Airlines and Atlantic Southeast reached an agreement with Delta on contractual rates satisfying the second-lowest rate provision and agreed on rates through December 31, 2015. Delta additionally waived its right to require that the contractual rates payable under the Delta Connection Agreements under those agreements shall not exceed the second lowest of all carriers within the Delta Connection Program through December 31, 2015. As a result of finalizing contractual rates payable under the Delta Connection Agreements from September 8, 2008 through December 31, 2010, we recorded $10.3 million in additional revenue during the quarter ended December 31, 2010.

Under the terms of the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements, Delta has agreed to compensate SkyWest Airlines and Atlantic Southeast for initiatives that directly result in pass through cost savings. Delta has agreed to share such savings on an equal basis for a twelve-month period. During the quarter ended December 31, 2010, Delta paid to SkyWest Airlines and Atlantic Southeast approximately $6.9 million in cost savings revenue.

On November 12, 2010, we completed the ExpressJet Merger. At the effective time of the ExpressJet Merger, each issued and outstanding share of ExpressJet Holdings common stock (other than shares of ExpressJet Holdings common stock owned by ExpressJet Holdings as treasury stock or shares of ExpressJet Holdings common stock owned by SkyWest or any of its subsidiaries) was converted into the right to receive $6.75 per share in cash, payable to the holder thereof, without interest. Based on the number of outstanding shares of ExpressJet Holdings common stock as of the effective time of the Merger, the aggregate value of the ExpressJet Merger consideration was $131.6 million. After taking into effect the number of shares acquired by SkyWest and its subsidiaries, the aggregate value of the ExpressJet Merger consideration was $136.5 million. As part of the ExpressJet Merger, we recorded a purchase accounting gain of $15.6 million. This amount represents the difference between the consideration paid and the net fair value of ExpressJet Holdings' tangible and intangible assets acquired and liabilities assumed. The fair value of the assets and liabilities acquired were more than purchase price.

Under the SkyWest Airlines and Atlantic Southeast United Express Agreements, we recognize revenue in our consolidated statement of income at a fixed hourly rate for mature engine maintenance on regional jet engines and we recognize engine maintenance expense on our CRJ200 regional jet engines in our consolidated statement of income on an as-incurred basis as maintenance expense. During the year ended December 31, 2010, our CRJ200 engine expense under our SkyWest Airlines and Atlantic Southeast United Express Agreements and our AirTran code-share agreement increased $41.5 million compared to the year ended December 31, 2009. The increase in CRJ 200 engine overhauls reimbursed at a fixed hourly rate was principally due to scheduled engine maintenance events. We anticipate the average quarterly number of scheduled engine maintenance events we experienced during the year ended December 31, 2010 will likely continue each quarter through 2011 and the first quarter of 2012.

Total available seat miles ("ASMs") for the year ended December 31, 2010 increased 15.2%, compared to the year ended December 31, 2009, primarily due to the ExpressJet Merger, as well as SkyWest Airlines' acceptance of 18 new CRJ700s since April 1, 2009, and its incremental placement of those aircraft into service over that period. During the year ended December 31, 2010, we generated 25.5 billion ASMs, compared to 22.1 billion ASMs during the year ended December 31, 2009.

On October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bore interest at a rate of 11%, with a ten-year amortization period. The loan was secured by certain ground equipment and airport slot rights held by United. On August 11, 2010, United repaid the $80 million term loan.

On September 29, 2010, we invested $7 million for a 30% ownership interest in Mekong Aviation Joint Stock Company, an airline operating in Vietnam ("Air Mekong"). We anticipate accounting for the investment using the equity method of accounting and intend to reflect our equity interest in Air Mekong's earnings on a one-quarter lag.

**Outlook**

On January 4, 2011, we announced SkyWest Airlines' plans to acquire four additional regional jet aircraft during 2011. SkyWest Airlines plans to place these aircraft into operation under the SkyWest Airlines Delta Connection Agreement. Additionally, we have announced plans to lease eight used CRJ700s from another operator. SkyWest Airlines and Atlantic Southeast plan to operate the eight CRJ700s under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements. On January 25, 2011, SkyWest Airlines agreed to operate five CRJ700s for Alaska Airlines. SkyWest Airlines plans to lease these aircraft from Alaska Airlines for a nominal amount.

## Critical Accounting Policies

Our significant accounting policies are summarized in Note 1 to our consolidated financial statements for the year ended December 31, 2010, included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, aircraft maintenance, aircraft leases, impairment of long-lived assets and intangibles, stock-based compensation expense and fair value as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will differ, and could differ materially from such estimates.

*Revenue Recognition*

Passenger and ground handling revenues are recognized when service is provided. Under our contract and pro-rate flying agreements with our code-share partners, revenue is considered earned when the flight is completed. Our agreements with our code-share partners contain certain provisions pursuant to which the parties could terminate the respective agreement, subject to certain rights of the other party, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the code-share agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the lower of the prior period's approved rates adjusted for the current contract negotiations and our estimate of rates that will be implemented in accordance with revenue recognition guidelines. Also, in the event we have a reimbursement dispute with a major partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Accordingly, we are required to exercise judgment and use assumptions in the application of our revenue recognition policy.

*Maintenance*

We use the direct-expense method of accounting for our regional jet aircraft engine overhaul costs. Under this method, the maintenance liability is not recorded until the maintenance services are performed. We use the "deferral method" of accounting for our Brasilia turboprop engine overhauls, which provides for engine overhaul costs to be capitalized and depreciated to the next estimated overhaul event or to the remaining useful life, whichever is shorter. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. With respect to engine overhauls related to leased Brasilia turboprops to be returned, we adjust the estimated useful lives of the final engine overhauls based on the respective lease return dates. With respect to SkyWest Airlines, a third-party vendor provides our long-term engine services covering the scheduled and unscheduled repairs for engines on our CRJ700s operated under the SkyWest Airlines United Express Agreement. Under the terms of the vendor agreement, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions. Thus, under the third-party vendor agreement, we expense the engine maintenance costs as flight hours are incurred on the engines and using the contractual rate set forth in the agreement.

*Aircraft Leases*

The majority of SkyWest Airlines' aircraft are leased from third parties, while Atlantic Southeast's aircraft are primarily debt-financed on a long-term basis and the majority of ExpressJet's aircraft are leased from Continental for a nominal amount. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our consolidated balance sheets.

*Impairment of Long-Lived and Intangible Assets*

As of December 31, 2010, we had approximately $2.9 billion of property and equipment and related assets. Additionally, as of December 31, 2010, we had approximately $21.7 million in intangible assets. In accounting for these long-lived and intangible assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. We recorded an intangible of approximately $33.7 million relating to the acquisition of Atlantic Southeast. The intangible is being amortized over fifteen years under the straight-line method. As of December 31, 2010, we had recorded $12.0 million in accumulated amortization expense. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, we evaluate whether the book value of our aircraft is impaired. Based on the results of the evaluations, our management concluded no impairment was necessary as of December 31, 2010. However, there is inherent risk in estimating the future cash flows used in the impairment test. If cash flows do not materialize as estimated, there is a risk the impairment charges recognized to date may be inaccurate, or further impairment charges may be necessary in the future.

*Stock-Based Compensation Expense*

We estimate the fair value of stock options as of the grant date using the Black-Scholes option pricing model. We use historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of our common stock and other factors.

*Fair value*

We hold certain assets that are required to be measured at fair value in accordance with United States GAAP. We determined fair value of these assets based on the following three levels of inputs:

*Level 1* — Quoted prices in active markets for identical assets or liabilities.

*Level 2* — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of our marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

*Level 3* — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

We utilize several valuation techniques in order to assess the fair value of our financial assets and liabilities. Our cash and cash equivalents primarily utilize quoted prices in active markets for identical assets or liabilities.

We have valued non-auction rate marketable securities using quoted prices in active markets for identical assets or liabilities. If a quoted price is not available, we utilize broker quotes in a non-active market for valuation of these securities. For auction-rate security instruments, quoted prices in active markets are no longer available. As a result, we have estimated the fair values of these securities utilizing a discounted cash flow.

**Results of Operations**

**2010 Compared to 2009**

*Operational Statistics.* The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **% Change** |
| Revenue passenger miles (000) | 20,227,220 | 17,448,958 | 15.9% |
| Available seat miles ("ASMs") (000) | 25,503,845 | 22,142,650 | 15.2% |
| Block hours | 1,547,562 | 1,363,257 | 13.5% |
| Departures | 1,001,766 | 870,761 | 15.0% |
| Passengers carried | 40,411,089 | 34,544,772 | 17.0% |
| Passenger load factor | 79.3% | 78.8% | 0.50 pts |
| Revenue per available seat mile | 10.8¢ | 11.8¢ | (8.5)% |
| Cost per available seat mile | 10.4¢ | 11.2¢ | (7.1)% |
| Fuel cost per available seat mile | 1.3¢ | 1.8¢ | (27.8)% |
| Average passenger trip length (miles) | 501 | 505 | (0.8)% |

*Revenues.* Operating revenues increased $151.5 million, or 5.8%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record these reimbursements as operating revenue. Under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements and the Continental CPA, we are reimbursed for our engine overhaul expenses as incurred. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues for the periods indicated (dollar amounts in thousands).

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ Change | % Change |
| Passenger revenues | $2,724,276 | $2,582,238 | $ 142,038 | 5.5% |
| Less: Fuel reimbursement from major partners | 258,523 | 360,309 | (101,786) | (28.2)% |
| Less: Engine overhaul reimbursement from major partners | 106,241 | 112,556 | (6,315) | (5.6)% |
| Passenger revenue excluding fuel and engine overhauls reimbursements | $2,359,512 | $2,109,373 | $ 250,139 | 11.9% |

*Passenger revenues.* Passenger revenues increased $142.0 million, or 5.5%, during the year ended December, 31 2010, compared to the year ended December 31, 2009. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, increased $250.1 million, or 11.9%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in passenger revenues, excluding fuel and engine overhaul reimbursements, was primarily due to four factors. First, Atlantic Southeast experienced an abnormally high number of flight cancellations, primarily due to weather problems in its Atlanta hub, during the year ended December 31, 2009. Additionally, on March 31, 2009, as a result of an internal audit, Atlantic Southeast grounded 60 CRJ200 aircraft in order to perform engine safety inspections in accordance with the manufacturer's recommendations. Consequently, Atlantic Southeast cancelled approximately 750 more flights than normal as a result of the severe weather and the aircraft grounding during the three months ended March 31, 2009.Those calculations contributed to an increase in passenger revenue of approximately $7.6 million for the year ended December 31, 2010, compared to 2009. Second, our block hour production increased 13.5% during the year end December 31, 2010, compared to the year ended December 31, 2009.The increase in block hours was primarily due to SkyWest Airlines taking incremental delivery of 18 CRJ 700s since April 1, 2009 and the completion of ExpressJet Merger on November 12, 2010. Third, during the three months ended December 31, 2010, SkyWest Airlines and Atlantic Southeast finalized certain contractual rates from September 8, 2008 through December 31, 2010 with Delta. As a result, we recorded $10.3 million in additional revenue as a result of the finalization of contractual rates during the quarter ended December 31, 2010. Fourth, under the terms of the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements, Delta has agreed to compensate SkyWest Airlines and Atlantic Southeast for initiatives that directly result in pass through cost savings. Delta agreed to share such savings with SkyWest Airlines and Atlantic Southeast on an equal basis for a twelve-month period. During the three months ended December 31, 2010, Delta paid, and SkyWest Airlines and Atlantic Southeast recognized, approximately $6.9 million in cost savings revenue.

*Ground handling and other.* Total ground handling and other revenues increased $9.5 million, or 30.3%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase was primarily related to aircraft rental revenue to other airlines. During the year ended December 31, 2010, we obtained leases for four CRJ900s and subleased the aircraft to Air Mekong. In addition, ExpressJet had approximately $4.3 million in ground handling and other revenue during 2010.

Individual expense components are also expressed in the following table on the basis of cents per ASM. ASM is a common metric used in the airline industry to measure an airline's passenger capacity. ASMs reflect both the number of aircraft in an airline's fleet and the seat capacity for the aircraft in the fleet. As the size of our fleet is the underlying driver of our operating costs, the primary basis for our presentation of the following information on a cost per ASM basis is to discuss significant changes in our costs not proportionate to the relative changes in our fleet size (dollar amounts in thousands).

| | For the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 Amount | 2009 Amount | $ Change Amount | % Change Percent | 2010 Cents Per ASM | 2009 Cents Per ASM |
| Aircraft fuel | $ 340,074 | $ 390,739 | $(50,665) | (13.0)% | 1.3 | 1.8 |
| Salaries, wages and benefits | 764,933 | 698,326 | 66,607 | 9.5% | 3.0 | 3.2 |
| Aircraft maintenance, materials and repairs | 487,466 | 436,039 | 51,427 | 11.8% | 1.9 | 2.0 |
| Aircraft rentals | 311,909 | 300,773 | 11,136 | 3.7% | 1.2 | 1.3 |
| Depreciation and amortization | 236,499 | 221,548 | 14,951 | 6.7% | 0.9 | 1.0 |
| Station rentals and landing fees | 129,537 | 116,312 | 13,225 | 11.4% | 0.5 | 0.5 |
| Ground handling services | 110,649 | 95,805 | 14,844 | 15.5% | 0.4 | 0.4 |
| Acquisition related costs | 8,815 | — | 8,815 | N/A | 0.1 | — |
| Other | 173,437 | 141,877 | 31,560 | 22.2% | 0.7 | 0.6 |
| Total operating expenses | 2,563,319 | 2,401,419 | 161,900 | 6.7% | 10.0 | 10.8 |
| Interest | 86,517 | 86,330 | 187 | 0.2% | 0.4 | 0.4 |
| Total airline expenses | $2,649,836 | $2,487,749 | 162,087 | 6.5% | 10.4 | 11.2 |

*Fuel.* Fuel costs decreased $50.7 million, or13.0%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The average cost per gallon of fuel increased to $2.74 per gallon during the year ended December 31, 2010, from $1.87 during the year ended December 31, 2009. The increase in the average cost per gallon was offset by Delta purchasing the majority of the fuel for our Delta Connection aircraft, commencing on June 1, 2009. United also purchased fuel directly from a fuel vendor for our United Express aircraft under contract flying operated out of Chicago, San Francisco, Los Angeles and Denver. Continental also purchases the majority of the fuel under the ExpressJet Continental CPA. The following table summarizes the gallons of fuel we purchased directly, and the change in fuel price per gallon on our fuel expense, for the periods indicated:

| (in thousands, except per gallon amounts) | For the year ended December, 2010 | 2009 | % Change |
|---|---|---|---|
| Fuel gallons purchased | 124,094 | 209,254 | (40.7)% |
| Average price per gallon | $ 2.74 | $ 1.87 | 46.5% |
| Fuel expense | $340,074 | $390,739 | (13.0)% |

*Salaries Wages and Employee Benefits.* Salaries, wages and employee benefits increased $66.6 million, or 9.5%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase was primarily related to the completion of the ExpressJet Merger on November 12, 2010 and the related increase in production. The average number of full-time equivalent employees increased 5.7% to 13,363 for the year ended December 31, 2010, from 12,642 for the year ended December 31, 2009, due primarily to the completion of the ExpressJet Merger..

*Aircraft maintenance, materials and repairs.* Maintenance costs increased $51.4 million, or 11.8%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The following table summarizes the amount of engine overhauls and engine overhaul reimbursements included in our aircraft maintenance expense for the periods indicated (dollar amounts in thousands).

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ Change | % Change |
| Aircraft maintenance, materials and repairs | $487,466 | $436,039 | $51,427 | 11.8% |
| Less: Engine overhaul reimbursed from major partners | 106,241 | 112,556 | (6,315) | (5.6)% |
| Less: CRJ 200 engine overhauls reimbursed at fixed hourly rate | 75,706 | 34,176 | 41,530 | 121.5% |
| Aircraft maintenance excluding reimbursed engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate | $305,519 | $289,307 | $16,212 | 5.6% |

Aircraft maintenance expense excluding reimbursed engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rates, increased $16.2 million, or 5.6%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in maintenance excluding engine overhaul costs was principally due to the completion of the ExpressJet Merger.

Under the SkyWest Airlines and Atlantic Southeast United Express Agreements, we recognize revenue in our consolidated statement of income at a fixed hourly rate for mature engine maintenance on regional jet engines and we recognize engine maintenance expense on our CRJ200 regional jet engines in our consolidated statement of income on an as-incurred basis as maintenance expense. During the year ended December 31, 2010, our CRJ200 engine expense under our SkyWest Airlines and Atlantic Southeast United Express Agreements and our AirTran code-share agreement increased $41.5 million compared to the year ended December 31, 2009. The increase in CRJ 200 engine overhauls reimbursed at a fixed hourly rate was principally due to scheduled engine maintenance events. We anticipate the average number of scheduled engine maintenance events experienced during the year ended December 31, 2010 will likely continue each quarter through 2011 and the first quarter of 2012.

Under our Delta Connection Agreements we are reimbursed for engine overhaul costs by Delta at the time the maintenance event occurs. Under our Continental CPA, we are also reimbursed for actual engine cost by Continental at the time the expense is incurred. Such reimbursements are reflected as passenger revenue in our consolidated statement of income.

*Aircraft rentals.* Aircraft rentals increased $11.1 million, or 3.7%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase was primarily due to the following two factors: First, during the year ended December 31, 2010, we obtained leases for four CRJ900s and subleased the aircraft to Air Mekong. Second, we completed the ExpressJet Merger on November 12, 2010. ExpressJet incurred approximately $3.6 million in aircraft rental expense since the completion of the ExpressJet Merger.

*Depreciation and amortization.* Depreciation and amortization expense increased $15.0 million, or 6.7%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in depreciation expense was primarily due to SkyWest Airlines taking incremental delivery of 18 new CRJ700s since April 1, 2009. These aircraft were financed through long-term debt.

*Station rentals and landing fees.* Station rentals and landing fees expense increased $13.2 million, or 11.4%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in station rentals and landing fees expense was primarily due to the acquisition of ExpressJet on November 12, 2010 and related additional station rent.

*Ground handling service.* Ground handling service expense increased $14.8 million, or 15.5%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in ground handling expense was due primarily to 16 new pro-rate stations SkyWest Airlines outsourced to other ground handlers since January 1, 2009.

*Acquisition-related costs.* During the year ended December 31, 2010, we incurred $8.8 million of direct severance, legal and advisor fees associated with the ExpressJet Merger.

*Other expenses.* Other expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, increased $31.6 million, or 22.2%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in other expenses was primarily due to the completion of the ExpressJet Merger on November 12, 2010.

*Total Airline Expenses.* Total airline expenses (consisting of total operating and interest expenses) increased $162.1 million, or 6.5%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements and the Continental CPA, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses for the periods indicated (dollar amounts in thousands).

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ Change | % Change |
| Total airline expense | $2,649,836 | $2,487,749 | $162,087 | (6.5)% |
| Less: Fuel expense | 340,074 | 390,739 | (50,665) | (13.0)% |
| Less: Engine overhaul reimbursement from major partners | 106,241 | 112,556 | (6,315) | (5.6)% |
| Less: CRJ 200 engine overhauls reimbursed at fixed hourly rate | 75,706 | 34,176 | 41,530 | 121.5% |
| Total airline expense excluding fuel and engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate | $2,127,815 | $1,950,278 | $177,537 | 9.1% |

Excluding fuel and engine overhaul costs and CRJ 200 engine overhauls reimbursed at fixed hourly rates, our total airline expenses increased $177.5 million, or 9.1%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The percentage increase in total airline expenses excluding fuel and engine overhauls, was less than the percentage increase in ASMs, which was primarily due to the increased operating efficiencies obtained from operating larger regional jets.

*Impairment of marketable securities.* As a result of an ongoing valuation review of our marketable securities portfolio, we recognized a pre-tax charge of approximately $7.1 million during the year ended December 31, 2009 for certain marketable securities deemed to have other-than-temporary impairment. We did not experience a corresponding charge during the year ended December 31, 2010.

*Interest Income.* Interest income increased $3.3 million, or 29.3% during the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in interest income was due primarily to the secured term loan SkyWest Airlines extended to United during the fourth quarter of 2009 in the amount of $80 million. The term loan bore interest at a rate of 11%, with a ten-year amortization period. SkyWest Airlines also agreed to defer $49 million otherwise payable to SkyWest Airlines under the SkyWest Airlines United Express Agreement. This amount accrues a deferral fee of 8% which is reported in our consolidated statement of income as interest income. On August 11, 2010, United repaid the $80 million term loan together with accrued interest.

*Purchase Accounting Gain.* On November 12, 2010, we completed the ExpressJet Merger. As a result of the ExpressJet Merger, we recorded a purchase accounting gain of $15.6 million. This amount represents the difference between the consideration paid and the estimated net fair value of the tangible and intangible assets acquired and liabilities assumed. The estimated net fair value of the assets and liabilities acquired was more than the purchase price.

*Income Taxes.* The provision for income taxes, as a percentage of income before taxes, decreased to 34.0% in 2010 from 36.5% in 2009. The reduction of 2.5% reflects the impact of a purchase accounting gain that does not have a tax effect, resulting in a decrease in the rate of approximately 4.5%. This decrease was offset by an increase of approximately 2.0% resulting from a decrease in tax exempt interest income and an increase in expenses not deductible for tax purposes. We currently expects our 2011 effective tax rate to be approximately 38.5%.

*Net Income.* Primarily due to factors described above, net income increased to $96.4 million, or $1.70 per diluted share, for the year ended December 31, 2010, compared to $83.7 million, or $1.47 per diluted share, for the year ended December 31, 2009.

**2009 Compared to 2008**

*Operational Statistics.* The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | % Change |
| Revenue passenger miles (000) | 17,448,958 | 17,101,910 | 2.0 |
| Available seat miles ("ASMs") (000) | 22,142,650 | 22,020,250 | 0.6 |
| Block hours | 1,363,257 | 1,376,815 | (1.0) |
| Departures | 870,761 | 872,288 | (0.2) |
| Passengers carried | 34,544,772 | 33,461,819 | 3.2 |
| Passenger load factor | 78.8% | 77.7% | 1.1pts |
| Revenue per available seat mile | 11.8¢ | 15.9¢ | (25.8) |
| Cost per available seat mile | 11.2¢ | 15.2¢ | (26.3) |
| Fuel cost per available seat mile | 1.8¢ | 5.5¢ | (67.3) |
| Average passenger trip length (miles) | 505 | 511 | (1.2) |

*Revenues.* Operating revenues decreased $882.6 million, or 25.2%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record these reimbursements as operating revenues. Under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements, we are reimbursed for our engine overhaul expenses. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues for the periods indicated (dollar amounts in thousands).

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2009 | 2008 | $ Change | % Change |
| Passenger revenues | $2,582,238 | $3,466,287 | $(884,049) | (25.5)% |
| Less: Fuel reimbursement from major partners | 360,309 | 1,185,201 | (824,892) | (69.6)% |
| Less: Engine overhaul reimbursement from major partners | 112,556 | 120,101 | (7,545) | (6.3)% |
| Passenger revenue excluding fuel and engine overhaul reimbursements | $2,109,373 | $2,160,985 | $ (51,612) | (2.4)% |

*Passenger revenues.* Passenger revenues decreased $884.0 million, or 25.5%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in passenger revenues was primarily due to a decrease in fuel reimbursements from our major partners. The fuel reimbursement from our major partners decreased $824.9 million or 69.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, decreased $51.6 million, or 2.4%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The percentage decrease in passenger revenues, excluding fuel and engine overhaul reimbursements, was more than the percentage increase in ASMs, primarily due to three factors. First, Atlantic Southeast experienced an abnormally high number of flight cancellations in part due to significant weather related cancellations in its Atlanta hub during the three months ended March 31, 2009. Additionally, on March 31, 2009, as a result of an internal audit, Atlantic Southeast grounded 60 CRJ200s in order to perform engine safety inspections in accordance with the manufacturer's recommendations. Atlantic Southeast cancelled approximately 750 scheduled flights as a result of the severe weather and aircraft grounding during the first quarter of 2009. As a result, Atlantic Southeast experienced a negative impact on passenger revenues of approximately $7.6 million. Second, Delta transitioned ground handling services at 23 stations from SkyWest Airlines and Atlantic Southeast to other ground handlers during the second quarter of 2009. Revenue earned under ground handling contracts where we provide ground handling services for our own aircraft is presented in the "Passenger revenue" line in our consolidated statements of income. Third, on October 23, 2009, Delta sent letters to SkyWest Airlines and Atlantic Southeast requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements Delta's letter also notified SkyWest Airlines and Atlantic Southeast of Delta's estimate of the average rates to be applied under those agreements. On October 28, 2009, SkyWest Airlines and Atlantic Southeast notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. Because SkyWest Airlines and Atlantic Southeast had not reached an agreement with Delta regarding the final contractual rates to be established under the Delta Connection Agreements as of December 31, 2009, we evaluated the method for calculating the average rate of the carriers within the Delta Connection Program under the revenue recognition accounting guidance and recorded revenue under those agreements based on management's understanding of the applicable terms in the Delta Connection Agreements and management's best estimate of the revenue that would ultimately be realized upon settlement of the contractual rates with Delta with respect to the year ended December 31, 2009. SkyWest Airlines and Atlantic Southeast reached an agreement with Delta related to the average rate provisions in November 2010.

*Ground handling and other.* Total ground handling and other revenues increased $1.4 million, or 4.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. Revenue earned under other ground handling contracts where we provide ground handling services for other airlines is presented in the "Ground handling and other" line in our consolidated statements of income. The increase was primarily related to the higher volume of flights serviced under ground handling contracts with United and Delta during 2009, whereby we performed ground handling services for several other regional airlines.

Individual expense components for the periods indicated are expressed in the following table on the basis of cents per ASM. ASM is a common metric used in the airline industry to measure an airline's passenger capacity. ASMs reflect both the number of aircraft in an airline's fleet and the seat capacity for the aircraft in the fleet. As the size of our fleet is the underlying driver of our operating costs, the primary basis for our presentation in this Item 7 is on a cost per ASM basis to discuss significant changes in our costs not proportionate to the relative changes in our fleet size (dollar amounts in thousands).

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 Amount | 2008 Amount | $ Change Amount | % Change Percent | 2009 Cents Per ASM | 2008 Cents Per ASM |
| Aircraft fuel | $ 390,739 | $1,220,618 | $(829,879) | (68.0)% | 1.8 | 5.5 |
| Salaries, wages and benefits | 698,326 | 724,094 | (25,768) | (3.6)% | 3.2 | 3.3 |
| Aircraft maintenance, materials and repairs | 436,039 | 381,653 | 54,386 | 14.3% | 2.0 | 1.7 |
| Aircraft rentals | 300,773 | 295,784 | 4,989 | 1.7% | 1.3 | 1.4 |
| Depreciation and amortization | 221,548 | 220,195 | 1,353 | 0.6% | 1.0 | 1.0 |
| Station rentals and landing fees | 116,312 | 132,017 | (15,705) | (11.9)% | 0.5 | 0.6 |
| Ground handling services | 95,805 | 106,135 | (10,330) | (9.7)% | 0.4 | 0.5 |
| Other airline expense | 141,877 | 160,522 | (18,645) | (11.6)% | 0.6 | 0.7 |
| Total operating expenses | 2,401,419 | 3,241,018 | (839,599) | (25.9)% | 10.8 | 14.7 |
| Interest | 86,330 | 106,064 | (19,734) | (18.6)% | 0.4 | 0.5 |
| Total airline expenses | $2,487,749 | $3,347,082 | (859,333) | (25.7)% | 11.2 | 15.2 |

*Fuel.* Fuel costs decreased $829.9 million, or 68.0%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The average cost of fuel decreased to $1.87 per gallon during the year ended December 31, 2009, from $3.33 during the year ended December 31, 2008. In addition to the decrease in the average cost per gallon of fuel during the year ended December 31, 2009, United purchased fuel directly from a fuel vendor for our United Express aircraft under contract operated out of Chicago, San Francisco, Los Angeles and Denver; Midwest Airlines, Inc. ("Midwest") purchased all of the fuel for our Midwest aircraft directly from Midwest's fuel vendors and Delta purchased the majority of the fuel for our Delta aircraft under contract directly from its fuel vendors. These modifications reduced our total fuel costs, as well as our passenger revenues for the year ended December 31, 2009. During the year ended December 31, 2008, we purchased the fuel for all of our Delta Connection flights. The following table summarizes the gallons of fuel we purchased directly, and the percentage change in fuel price per gallon on our fuel expense, for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands, except per gallon amounts) | 2009 | 2008 | % Change |
| Fuel gallons purchased | 209,254 | 366,540 | (42.9)% |
| Average price per gallon | $ 1.87 | $ 3.33 | (43.8)% |
| Fuel expense | $390,739 | $1,220,618 | (68.0)% |

*Salaries wages and employee benefits.* Salaries, wages and employee benefits decreased $25.8 million, or 3.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The average number of full-time equivalent employees decreased 11.7% to 12,642 for the year ended December 31, 2009, from 14,315 for the year ended December 31, 2008. The decrease in number of employees was significantly due to a reduction in our customer service employees resulting from United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008 and Delta transitioning 23 stations from SkyWest Airlines and Atlantic Southeast to other ground handlers during the second quarter of 2009.

*Aircraft maintenance, materials and repairs.* Maintenance costs increased $54.4 million, or 14.3%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The following table summarizes the amount of engine overhauls and engine overhaul reimbursements included in our aircraft maintenance expense for the periods indicated (dollar amounts in thousands).

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2009 | 2008 | $ Change | % Change |
| Aircraft maintenance, materials and repairs | $436,039 | $381,653 | $54,386 | 14.3% |
| Less: Engine overhaul reimbursed from major partners | 112,556 | 120,101 | (7,545) | (6.3)% |
| Less: CRJ 200 engine overhauls reimbursed at fixed hourly rate | 34,176 | 4,462 | 29,714 | 665.9% |
| Aircraft maintenance excluding reimbursed engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate | $289,307 | $257,090 | $32,217 | 12.5% |

Aircraft maintenance expense excluding reimbursed engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate, increased $32.2 million, or 12.5%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase in maintenance excluding engine overhaul costs was principally due to scheduled maintenance events on our aging CRJ200 and CRJ700 fleets.

Under the SkyWest Airlines United Express Agreement (and pursuant to a Services Agreement with Midwest prior to its termination on January 1, 2010), we recognize revenue in our consolidated statement of income at a fixed hourly rate for mature engine maintenance on regional jet engines and we recognize engine maintenance expense on our CRJ200 regional jet engines in our consolidated statement of income on an as-incurred basis as maintenance expense. During the year ended December 31, 2009, our CRJ200 engine expense under our SkyWest Airlines United Express Agreement and the Midwest Services Agreement increased $29.7 million. Under our Delta Connection Agreements we were reimbursed for engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income.

*Aircraft rentals.* Aircraft rentals increased $5.0 million, or 1.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase in aircraft rents was primarily due to Atlantic Southeast taking delivery of ten CRJ900s during 2009. These aircraft were financed through long-term leases. This increase was partially offset by Atlantic Southeast returning 12 ATR-72 turboprops to the lessor and terminating the associated leases.

*Station rentals and landing fees.* Station rentals and landing fees expense decreased $15.7 million, or 11.9%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in station rentals and landing fees expense was primarily due to our major partners paying for certain station rents and landing fees directly to the airport.

*Ground handling service.* Ground handling service expense decreased $10.3 million, or 9.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in ground handling was primarily due to United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008 and Delta transitioning 23 stations from SkyWest Airlines and Atlantic Southeast to other ground handlers during the second quarter of 2009.

*Other airline expenses.* Other airline expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, decreased $18.6 million, or 11.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in other airline expenses was primarily due to the decrease in crew simulator training and crew hotel costs.

*Interest.* Interest expense decreased $19.7 million, or 18.6%, during the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in interest expense was substantially due to a decrease in interest rates. At December 31, 2009, we had variable rate notes representing 38.6% of our total long-term debt. The majority of our variable rate notes are based on the three-month and six-month LIBOR rates. At December 31, 2009, the three-month and six-month LIBOR rates were 0.25% and 0.43%, respectively. At December 31, 2008, the three-month and six-month LIBOR rates were 1.43% and 1.75%, respectively.

*Interest income.* Interest income decreased $9.7 million, or 46.5% during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in interest income was substantially due to the decrease in interest rates discussed in the preceding paragraph.

*Total airline expenses.* Total airline expenses (consisting of total operating and interest expenses) decreased $859.3 million, or 25.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under the SkyWest, SkyWest Airlines and Atlantic Southeast Delta Connection Agreements, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses for the periods indicated (dollar amounts in thousands).

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2009 | 2008 | $ Change | % Change |
| Total airline expense | $2,487,749 | $3,347,082 | $(859,333) | (25.7)% |
| Less: Fuel expense | 390,739 | 1,220,618 | (829,879) | (68.0)% |
| Less: Engine overhaul reimbursement from major partners | 112,556 | 120,101 | (7,545) | (6.3)% |
| Less: CRJ 200 engine overhauls reimbursed at fixed hourly rate | 34,176 | 4,462 | 29,714 | 665.9% |
| Total airline expense excluding fuel and engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate | $1,950,278 | $2,001,901 | $ (51,623) | (2.6)% |

Excluding fuel and engine overhaul costs and CRJ 200 engine overhauls reimbursed at fixed hourly rates, our total airline expenses decreased $51.6 million, or 2.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The percentage decrease in total airline expenses excluding fuel and engine overhauls, was more than the percentage increase in ASMs, which was primarily due to the increased operating efficiencies obtained from increased stage lengths flown by our regional jets.

*Impairment of marketable securities.* As a result of an ongoing valuation review of our marketable securities portfolio, we recognized a pre-tax charge of approximately $7.1 million during the year ended December 31, 2009 for certain marketable securities deemed to have other-than-temporary impairment.

*Other income.* During the year ended December 31, 2008, we negotiated the principal terms of a prospective capacity purchase agreement with Continental, which was intended to become effective if we had successfully completed our proposed acquisition of the outstanding shares of capital stock of ExpressJet. During the course of those negotiations, Continental agreed it would pay us a break-up fee under certain circumstances in the event our efforts to acquire ExpressJet were not successful. In June 2008, ExpressJet reached terms directly with Continental on a new capacity purchase agreement, and accordingly, we were precluded from completing the acquisition of ExpressJet. As a result, we received the break-up fee from Continental in June 2008. The break-up fee, net of our direct transaction costs, was $6.3 million (pre-tax) and was recorded as other income during the year ended December 31, 2008.

*Income taxes.* The provision for income taxes, as a percentage of income before taxes, increased to 36.5% in 2009 from 35.9% in 2008. The lower 2008 rate includes the impact of a decrease to the effective state income tax rate as the result of state tax law changes in Utah and other states. The state effective tax rate also decreased slightly from 2008 to 2009 minimizing the increase of the effective tax rate from 2008 to 2009.

*Net Income.* Primarily due to factors described above, net income decreased to $83.7 million, or $1.47 per diluted share, for the year ended December 31, 2009, compared to $112.9 million, or $1.93 per diluted share, for the year ended December 31, 2008.

## Liquidity and Capital Resources

### *Sources and Uses of Cash*

***Cash Position and Liquidity.*** The following table provides a summary of the net cash provided by (used in) our operating, investing and financing activities for the year ended December 31, 2010 and 2009 and total cash and marketable securities position as of December 31, 2010 and December 31, 2009 (in thousands).

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | 2009 | $ Change | % Change |
| Net cash provided by operating activities | $ 347,089 | $ 362,865 | $ (15,776) | (4.3)% |
| Net cash used in investing activities | (177,376) | (563,177) | 385,801 | 68.5% |
| Net cash provided by (used in) financing activities | (133,789) | 150,834 | (284,623) | (188.7)% |

| | December 31, 2010 | December 31, 2009 | $ Change | % Change |
|---|---|---|---|---|
| Cash and cash equivalents | $112,338 | $ 76,414 | $35,924 | 47.0% |
| Restricted cash | 21,775 | 10,730 | 11,045 | 102.9% |
| Marketable securities | 670,739 | 645,301 | 25,438 | 3.9% |
| Total | $804,852 | $732,445 | $72,407 | 9.9% |

***Cash Flows from Operating Activities.***

Net cash provided by operating activities decreased $15.8 million or 4.3%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was primarily due to changes in accounts payable. During the year ended December 31, 2010, accounts payable and accrued aircraft rents increased $6.3 million as compared to an increase in accounts payable and accrued aircraft rents of $46.9 million during the year ended December 31, 2009. The decrease in the change in accounts payable was due primarily to the timing of our payments of engine overhaul expenses.

***Cash Flows from Investing Activities.***

Net cash used in investing activities decreased $385.8 million or 68.5%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. Our aircraft and rotable spare parts purchased decreased $250.9 million during the year ended December 31, 2010 as compared to the year ended December 31, 2009. The decrease in aircraft and rotable spares was primarily due to the acquisition of 14 CRJ 700s during the year ended December 31, 2009 compared to the acquisition of only four CRJ 700s during the year ended December 31, 2010. We also completed the ExpressJet Merger on November 12, 2010. Net of cash acquired, we paid $54.0 million. In addition, the decrease was due to the collection of scheduled payments and full repayment of our term loan to United. During the year ended December 31, 2010, we collected $79.3 million in outstanding principal payments from United.

***Cash Flows from Financing Activities.***

Net cash provided by (used in) financing activities decreased $284.6 million or 188.7%, during the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was primarily related to a decrease in proceeds from the issuance of long-term debt. During the year ended December 31, 2010 we received proceeds from long-term debt of $81.7 million, as compared to the proceeds of $300.7 million during the year ended December 31, 2009. During the year ended December 31, 2010, we financed four CRJ 700s with long-term debt. During the year ended December 31, 2009, we financed 14 CRJ 700s with long-term debt. In addition, during the year ended December 31, 2010 our principal payments on long term debt increased $38.3 million. During the three months ended December 31, 2010, we repaid $34.6 million of outstanding ExpressJet debt.

***Liquidity and Capital Resources***

We believe that in the absence of unusual circumstances, the working capital currently available to us will be sufficient to meet our present financial requirements, including anticipated expansion, planned capital expenditures, and scheduled lease payments and debt service obligations for at least the next 12 months.

At December 31, 2010, our total capital mix was 45.0% equity and 55.0% long-term debt, compared to 42.7% equity and 57.3% long-term debt at December 31, 2009.

As of December 31, 2010, SkyWest Airlines had a $25 million line of credit. As of December 31, 2010 and 2009, SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2011 and has a fixed interest rate of 4.50%.

As of December 31, 2010, we had $58.0 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

As of December 31, 2010 and 2009, we classified $21.8 million and $10.7 million as restricted cash, respectively, related to our workers compensation policies.

## Significant Commitments and Obligations

*General*

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

| | Total | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter |
|---|---|---|---|---|---|---|---|
| Firm aircraft commitments | $ 193,536 | $193,536 | $ — | $ — | $ — | $ — | $ — |
| Operating lease payments for aircraft and facility obligations | 2,739,732 | 373,166 | 352,082 | 331,451 | 316,067 | 283,421 | 1,083,545 |
| Interest commitments | 582,014 | 82,171 | 76,202 | 69,279 | 62,995 | 56,378 | 234,989 |
| Principal maturities on long-term debt | 1,897,975 | 159,039 | 202,991 | 157,413 | 163,256 | 170,283 | 1,044,993 |
| Total commitments and obligations | $5,413,257 | $807,912 | $631,275 | $558,143 | $542,318 | $510,082 | $2,363,527 |

*Purchase Commitments and Options*

On January 4, 2011, we announced SkyWest Airlines' plans to acquire four additional regional jet aircraft during 2011. SkyWest Airlines plans to place these aircraft into operation under the SkyWest Airlines Delta Connection Agreement. Additionally, we have announced plans to lease eight used CRJ700s from another operator. SkyWest Airlines and Atlantic Southeast plan to operate the eight CRJ700s under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements. On January 25, 2011, SkyWest Airlines agreed to operate five CRJ700s for Alaska Airlines. SkyWest Airlines plans to lease these aircraft from Alaska Airlines for a nominal amount.

Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations, are estimated to be approximately $193.5 million through 2011.

We have not historically funded a substantial portion of our aircraft acquisitions with working capital. Rather, we have generally funded our aircraft acquisitions through a combination of operating leases and long-term debt financing. At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. In the event that alternative financing cannot be arranged at the time of delivery, Bombardier has typically financed our aircraft acquisitions until more permanent arrangements can be made. Subsequent to this initial acquisition of an aircraft, we may also refinance the aircraft or convert one form of financing to another (e.g., replacing debt financing with leveraged lease financing).

At present, we intend to satisfy our 2010 firm aircraft purchase commitment, as well as our acquisition of any additional aircraft, through a combination of operating leases and debt financing, consistent with our historical practices. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft, without materially reducing the amount of working capital available for our operating activities. Nonetheless, recent disruptions in the credit markets have resulted in greater volatility, decreased liquidity and limited availability of capital, and there is no assurance that we will be able to obtain necessary funding or that, if we are able to obtain necessary capital, the corresponding terms will be favorable or acceptable to us.

*Aircraft Lease and Facility Obligations*

We also have significant long-term lease obligations, primarily relating to our aircraft fleet. At December 31, 2010, we had 539 aircraft under lease with remaining terms ranging from one to

17 years. Future minimum lease payments due under all long-term operating leases were approximately $2.7 billion at December 31, 2010. Assuming a 6.2% discount rate, which is the average rate used to approximate the implicit rates within the applicable aircraft leases, the present value of these lease obligations would have been equal to approximately $2.0 billion at December 31, 2010.

*Long-term Debt Obligations*

As of December 31, 2010, we had $1,898.0 million of long term debt obligations, primarily related to the acquisition of Brasilia turboprop, CRJ200, CRJ700 and CRJ900 aircraft. The average effective interest rate on the debt related to the Brasilia turboprop and CRJ aircraft was approximately 4.4% at December 31, 2010.

*Guarantees*

We have guaranteed the obligations of SkyWest Airlines under the SkyWest Airlines Delta Connection Agreement and the obligations of Atlantic Southeast under the Atlantic Southeast Delta Connection Agreement and SkyWest and Atlantic Southeast have guaranteed the obligations of ExpressJet under the Continental CPA.

**New Accounting Standards**

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*, an amendment to Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*. This amendment requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, (ii) disclose separately the reasons for any transfers in and out of Level 3, and (iii) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements. ASU No. 2010-06 is effective for us for interim and annual reporting periods beginning after December 15, 2009, with one new disclosure effective after December 15, 2010. We adopted this guidance beginning with the interim period ended March 31, 2010. See Note 7 of the notes to our consolidated financial statements set forth in Item 8 of this Report.

On September 23, 2009, the Financial Accounting Standards Board ("FASB") ratified Accounting Standards Update ("ASU") No. 2009-13 (formerly referred to as Emerging Issues Task Force Issue No. 08-1), *Revenue Arrangements with Multiple Deliverables*. ASU No. 2009-13 requires the allocation of consideration among separately identified deliverables contained within an arrangement, based on their related selling prices. ASU No. 2009-13 will be effective for annual reporting periods beginning January 1, 2011; however, it will be effective only for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has been evaluating the impact of ASU No. 2009-13 on its financial position, results of operations, cash flows, and disclosures. Based on our research to date, we do not believe the adoption of ASU No. 2009-13 will have a significant impact on our current accounting practices; however, we do expect to be required to provide additional financial disclosures due to the full adoption of the standard beginning in the first quarter of 2011.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced difficulties with fuel availability and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United and Continental have agreed to bear the economic risk of fuel price fluctuations on our contracted United Express and Continental Express flights. On our Delta Connection regional jet flights, Delta has agreed to bear the economic risk of fuel price fluctuations. We bear the economic risk of fuel price fluctuations on our pro-rate operations. As of December 31, 2010, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while, approximately 64% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements. As of December 31, 2010, we operated 18 CRJ200s for United under a pro-rate agreement and four CRJ200s under a pro-rate agreement with AirTran. The average price per gallon of aircraft fuel increased 46.5% to $2.74 for the year ended December 31, 2010, from $1.87 for the year ended December 31, 2009. For illustrative purposes only, we have estimated the impact of the market risk of fuel on our pro-rate operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $20.3 million in fuel expense for the year ended December 31, 2010.

Interest Rates

Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on cash and securities held at the time; however, the market value of our available-for-sale securities would likely decline. At December 31, 2010, we had variable rate notes representing 36.0% of our total long-term debt compared to 38.6% of our long-term debt at December 31, 2009. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $7.2 million in interest expense and received $7.7 million in additional interest income for the year ended December 31, 2010, and we would have incurred an additional $8.0 million in interest expense and received $7.4 million in additional interest income for the year ended December 31, 2009. However, under our contractual arrangement with our major partners, the majority of the increase in interest expense would be passed through and recorded as passenger revenue in our consolidated statements of income. If interest rates were to decline, our major partners would receive the principal benefit of the decline, since interest expense is generally passed through to our major partners, resulting in a reduction to passenger revenue in our consolidated statement of income.

We currently intend to finance the acquisition of aircraft through manufacturer financing, third-party leases or long-term borrowings. Changes in interest rates may impact the actual cost to us to acquire these aircraft. To the extent we place these aircraft in service under our code-share agreements with Delta, United or Continental, our code-share agreements currently provide that reimbursement rates will be adjusted higher or lower to reflect changes in our aircraft rental rates.

**Auction Rate Securities**

We have investments in auction rate securities, which are classified as available for sale securities and reflected at fair value. Due primarily to instability in credit markets over the past three years, we sold a portion of these investments. As of December 31, 2010, we had investments valued at a total of $4.0 million which were classified as Other assets on our consolidated balance sheet. For a more detailed discussion on auction rate securities, including our methodology for estimating their fair value, see Note 7 to our consolidated financial statements appearing in Item 8 of this Report.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SkyWest, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 25, 2011

**SKYWEST, INC. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

**(Dollars in thousands)**

**ASSETS**

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 112,338 | $ 76,414 |
| Marketable securities | 670,739 | 645,301 |
| Restricted cash | 21,775 | 10,730 |
| Income tax receivable | 3,356 | 12,608 |
| Receivables, net | 110,207 | 111,902 |
| Inventories, net | 106,572 | 89,876 |
| Prepaid aircraft rents | 256,168 | 237,350 |
| Deferred tax assets | 56,102 | 45,197 |
| Other current assets | 32,308 | 24,721 |
| Total current assets | 1,369,565 | 1,254,099 |
| PROPERTY AND EQUIPMENT: | | |
| Aircraft and rotable spares | 3,836,550 | 3,612,658 |
| Deposits on aircraft | 400 | 4,247 |
| Buildings and ground equipment | 278,665 | 240,438 |
| | 4,115,615 | 3,857,343 |
| Less-accumulated depreciation and amortization | (1,172,796) | (977,637) |
| Total property and equipment, net | 2,942,819 | 2,879,706 |
| OTHER ASSETS | | |
| Intangible assets, net | 21,747 | 23,997 |
| Other assets | 112,379 | 153,000 |
| Total other assets | 134,126 | 176,997 |
| Total assets | 4,446,510 | $4,310,802 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS (Continued)
### (Dollars in thousands)

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Current maturities of long-term debt | $ 159,039 | $ 148,571 |
| Accounts payable | 206,490 | 165,825 |
| Accrued salaries, wages and benefits | 112,728 | 67,377 |
| Accrued aircraft rents | 16,780 | 17,661 |
| Taxes other than income taxes | 25,146 | 17,476 |
| Other current liabilities | 42,457 | 32,925 |
| Total current liabilities | 562,640 | 449,835 |
| OTHER LONG TERM LIABILITIES | 46,325 | 38,540 |
| LONG TERM DEBT, net of current maturities | 1,738,936 | 1,816,318 |
| DEFERRED INCOME TAXES PAYABLE | 569,847 | 536,540 |
| DEFERRED AIRCRAFT CREDITS | 107,839 | 117,350 |
| COMMITMENTS AND CONTINGENCIES (Note 6) | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, 5,000,000 shares authorized; none issued | — | — |
| Common stock, no par value, 120,000,000 shares authorized; 75,244,553 and 74,626,660 shares issued, respectively | 589,610 | 578,153 |
| Retained earnings | 1,139,739 | 1,052,375 |
| Treasury stock, at cost, 21,071,582 and 19,017,645 shares, respectively | (309,628) | (279,619) |
| Accumulated other comprehensive income (Note 1) | 1,202 | 1,310 |
| Total stockholders' equity | 1,420,923 | 1,352,219 |
| Total liabilities and stockholders' equity | 4,446,510 | $4,310,802 |

See accompanying notes to consolidated financial statements.

**SKYWEST, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF INCOME**

**(In thousands, except per share amounts)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| OPERATING REVENUES: | | | |
| Passenger | $2,724,276 | $2,582,238 | $3,466,287 |
| Ground handling and other | 40,869 | 31,376 | 29,962 |
| Total operating revenues | 2,765,145 | 2,613,614 | 3,496,249 |
| OPERATING EXPENSES: | | | |
| Salaries, wages and benefits | 764,933 | 698,326 | 724,094 |
| Aircraft maintenance, materials and repairs | 487,466 | 436,039 | 381,653 |
| Aircraft fuel | 340,074 | 390,739 | 1,220,618 |
| Aircraft rentals | 311,909 | 300,773 | 295,784 |
| Depreciation and amortization | 236,499 | 221,548 | 220,195 |
| Station rentals and landing fees | 129,537 | 116,312 | 132,017 |
| Ground handling services | 110,649 | 95,805 | 106,135 |
| Acquisition related costs | 8,815 | — | — |
| Other, net | 173,437 | 141,877 | 160,522 |
| Total operating expenses | 2,563,319 | 2,401,419 | 3,241,018 |
| OPERATING INCOME | 201,826 | 212,195 | 255,231 |
| OTHER INCOME (EXPENSE): | | | |
| Interest income | 14,376 | 11,121 | 20,776 |
| Interest expense | (86,517) | (86,330) | (106,064) |
| Impairment on marketable securities | — | (7,115) | — |
| Purchase accounting gain | 15,586 | — | — |
| Other | 630 | 1,862 | 6,240 |
| Total other expense, net | (55,925) | (80,462) | (79,048) |
| INCOME BEFORE INCOME TAXES | 145,901 | 131,733 | 176,183 |
| PROVISION FOR INCOME TAXES | 49,551 | 48,075 | 63,254 |
| NET INCOME | $ 96,350 | $ 83,658 | $ 112,929 |
| BASIC EARNINGS PER SHARE | $ 1.73 | $ 1.50 | $ 1.95 |
| DILUTED EARNINGS PER SHARE | $ 1.70 | $ 1.47 | $ 1.93 |
| Weighted average common shares: | | | |
| Basic | 55,610 | 55,854 | 57,790 |
| Diluted | 56,526 | 56,814 | 58,633 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

### (In thousands)

| | Common Stock | | Retained Earnings | Treasury Stock | | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | |
| Balance at December 31, 2007 | 72,273 | $533,545 | $ 871,874 | (11,794) | $(158,542) | $ (870) | $1,246,007 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | 112,929 | — | — | — | 112,929 |
| Net unrealized depreciation on marketable securities net of tax of $1,573 | — | — | — | — | — | (2,566) | (2,566) |
| Total comprehensive income | | | | | | | 110,363 |
| Exercise of common stock options | 439 | 6,135 | — | — | — | — | 6,135 |
| Sale of common stock under employee stock purchase plan | 808 | 11,227 | — | — | — | — | 11,227 |
| Stock based compensation expense related to the issuance of stock options and the employee stock purchase plan | — | 11,489 | — | — | — | — | 11,489 |
| Tax deficiency from exercise of common stock options | — | (1) | — | — | — | — | (1) |
| Treasury stock purchases | — | — | — | (5,357) | (102,632) | — | (102,632) |
| Cash dividends declared ($0.13 per share) | — | — | (7,067) | — | — | — | (7,067) |
| Balance at December 31, 2008 | 73,520 | $562,395 | $ 977,736 | (17,151) | $(261,174) | $(3,436) | $1,275,521 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | 83,658 | — | — | — | 83,658 |
| Proportionate share of other companies foreign currency translation adjustment, net of tax $596 | — | — | — | — | — | 972 | 972 |
| Net unrealized appreciation on marketable securities net of tax of $2,158 | — | — | — | — | — | 3,774 | 3,774 |
| Total comprehensive income | | | | | | | 88,404 |
| Exercise of common stock options and issuance of restricted stock | 271 | 215 | — | — | — | — | 215 |
| Sale of common stock under employee stock purchase plan | 836 | 8,572 | — | — | — | — | 8,572 |
| Stock based compensation expense related to the issuance of stock options | — | 7,944 | — | — | — | — | 7,944 |
| Tax deficiency from exercise of common stock options | — | (973) | — | — | — | — | (973) |
| Treasury stock purchases | — | — | — | (1,867) | (18,445) | — | (18,445) |
| Cash dividends declared ($0.16 per share) | — | — | (9,019) | — | — | — | (9,019) |
| Balance at December 31, 2009 | 74,627 | $578,153 | $ 1,052,375 | (19,018) | $(279,619) | $ 1,310 | $1,352,219 |
| Net income | — | — | 96,350 | — | — | — | 96,350 |
| Proportionate share of other companies foreign currency translation adjustment, net of tax $390 | — | — | — | — | — | 637 | 637 |
| Net unrealized depreciation on marketable securities net of tax of $457 | — | — | — | — | — | (745) | (745) |
| Total comprehensive income | — | — | — | — | — | — | 96,242 |
| Exercise of common stock options and issuance of restricted stock | 261 | 83 | — | — | — | — | 83 |
| Sale of common stock under employee stock purchase plan | 357 | 4,824 | — | — | — | — | 4,824 |
| Stock based compensation expense related to the issuance of stock options | — | 6,428 | — | — | — | — | 6,428 |
| Tax benefit from exercise of common stock options | — | 122 | — | — | — | — | 122 |
| Treasury stock purchases | — | — | — | (2,054) | (30,009) | — | (30,009) |
| Cash dividends declared ($0.16 per share) | — | — | (8,986) | — | — | — | (8,986) |
| Balance at December 31, 2010 | 75,245 | 589,610 | 1,1139,739 | (21,072) | (309,628) | 1,202 | 1,420,923 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 96,350 | $ 83,658 | $ 112,929 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 236,499 | 221,548 | 220,195 |
| Stock based compensation expense | 6,428 | 7,944 | 11,489 |
| Loss (gain) on sale of property and equipment | (16) | (77) | 68 |
| Undistributed earnings of other companies | (635) | (1,785) | — |
| Brasilia engine overhauls | (19,050) | (26,635) | (24,574) |
| Purchase accounting gain | (15,586) | — | — |
| Impairment on marketable securities | — | 7,115 | — |
| Net increase in deferred income taxes | 58,525 | 59,350 | 55,541 |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in restricted cash | 4,971 | (2) | 3,977 |
| Decrease (increase) in receivables | 2,818 | (56,444) | 25,758 |
| Decrease in income tax receivable | 9,746 | 2,260 | 8,246 |
| Decrease (increase) in inventories | (2,071) | 14,507 | 1,355 |
| Decrease (increase) in other current assets and prepaid aircraft rents | (19,532) | 10,608 | 4,437 |
| Decrease in deferred aircraft credits | (8,756) | (3,658) | (5,140) |
| Increase (decrease) in accounts payable and accrued aircraft rents | 6,289 | 46,908 | (23,666) |
| Increase (decrease) in other current liabilities | (8,891) | (2,432) | 354 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 347,089 | 362,865 | 390,969 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of marketable securities | (1,073,479) | (854,715) | (1,305,015) |
| Sales of marketable securities | 1,047,553 | 772,616 | 1,254,574 |
| Issuance of United Air Lines note receivable | — | (80,000) | — |
| Purchase of ExpressJet, net of cash acquired | (54,018) | — | — |
| Payments received on note receivable from United Air Lines | 79,333 | 667 | — |
| Proceeds from the sale of property and equipment | 147 | 18,662 | 4,580 |
| Acquisition of property and equipment: | | | |
| Aircraft and rotable spare parts | (141,474) | (392,393) | (169,615) |
| Deposits on aircraft | (400) | — | — |
| Buildings and ground equipment | (9,391) | (2,556) | (37,627) |
| Increase in other assets | (25,647) | (25,458) | (6,559) |
| NET CASH USED IN INVESTING ACTIVITIES | (177,376) | (563,177) | (259,662) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from issuance of long-term debt | 81,698 | 300,716 | 80,361 |
| Principal payments on long-term debt | (185,632) | (147,315) | (119,823) |
| Return of deposits on aircraft and rotable spare parts | 4,247 | 16,143 | 3,458 |
| Tax benefit from exercise of common stock options | — | — | 9 |
| Net proceeds from issuance of common stock | 4,907 | 8,787 | 17,361 |
| Purchase of treasury stock | (30,009) | (18,445) | (102,632) |
| Payment of cash dividends | (9,000) | (9,052) | (6,951) |
| NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES | (133,789) | 150,834 | (128,217) |
| Increase (decrease) in cash and cash equivalents | 35,924 | (49,478) | 3,090 |
| Cash and cash equivalents at beginning of year | 76,414 | 125,892 | 122,802 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | 112,338 | $ 76,414 | $ 125,892 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | | |
| Cash paid (received) during the year for: | | | |
| Interest, net of capitalized amounts | $ 85,931 | $ 90,572 | $ 111,717 |
| Income taxes | $ (16,895) | $ 2,896 | $ 23,876 |

See accompanying notes to consolidated financial statements.

**(1) Nature of Operations and Summary of Significant Accounting Policies**

SkyWest, Inc. (the "Company"), through its subsidiaries, SkyWest Airlines, Inc. ("SkyWest Airlines") Atlantic Southeast Airlines, Inc. ("Atlantic Southeast") and ExpressJet Airlines Inc. ("ExpressJet"), operates the largest regional airline in the United States. As of December 31, 2010, SkyWest, Atlantic Southeast and ExpressJet offered scheduled passenger and air freight service with approximately 4,000 total daily departures to different destinations in the United States, Canada, Mexico and the Caribbean. Additionally, the Company provides ground handling services for other airlines throughout its system. As of December 31, 2010, the Company had combined fleet of 710 aircraft consisting of the following:

| | CRJ 200 | ERJ 145 | CRJ700 | CRJ 900 | EMB 120 | Total |
|---|---|---|---|---|---|---|
| Delta | 150 | — | 55 | 31 | 10 | 246 |
| United | 99 | 35 | 70 | — | 38 | 242 |
| Continental | — | 206 | — | — | — | 206 |
| AirTran | 4 | — | — | — | — | 4 |
| Maintenance Spare | 3 | — | — | — | — | 3 |
| Charter | — | 3 | — | — | — | 3 |
| Subleased to an un-affiliated entity | 2 | — | — | — | — | 2 |
| Subleased to an affiliated entity | — | — | — | 4 | — | 4 |
| Total | 258 | 244 | 125 | 35 | 48 | 710 |

For the year ended December 31, 2010, approximately 47.5% of the Company's aggregate capacity was operated under United Express Agreements executed by SkyWest Airlines, Atlantic Southeast and ExpressJet with United, approximately 46.5% was operated under Delta Connection Agreements executed by SkyWest Airlines and Atlantic Southeast with Delta, approximately 5.3% was operated under a capacity purchase agreement (the "Continental CPA") executed between ExpressJet and Continental and approximately 0.7%% was operated pursuant to a code-share agreement executed between SkyWest Airlines and AirTran Airways, Inc. ("AirTran").

SkyWest Airlines has been a code-share partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. As of December 31, 2010, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, and an AirTran carrier in Milwaukee, operating more than 1,700 total daily flights.

Atlantic Southeast has been a code-share partner with Delta in Atlanta since 1984 and United since February 2010. As of December 31, 2010, Atlantic Southeast operated as a Delta Connection carrier in Atlanta and Cincinnati and a United Express carrier in Chicago and Washington, D.C. (Dulles International Airport), operating approximately 900 daily flights.

On February 10, 2010, Atlantic Southeast and United entered into a United Express Agreement, pursuant to which Atlantic Southeast agreed to operate 16 Bombardier Aerospace ("Bombardier") CRJ200 Regional Jets ("CRJ200s") as a United Express carrier. As of December 31, 2010, Atlantic

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

Southeast was operating those 16 CRJ200s under the Atlantic Southeast United Express Agreement. The Atlantic Southeast United Express Agreement is a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

On November 12, 2010, the Company completed the acquisition of ExpressJet via the merger of Express Delaware Merger Co., a wholly-owned subsidiary of Atlantic Southeast ("Merger Subsidiary"), with and into ExpressJet Holdings, Inc., the parent company of ExpressJet ("ExpressJet Holdings"), with ExpressJet Holdings continuing as the surviving company in the merger and becoming a wholly-owned subsidiary of Atlantic Southeast (the "ExpressJet Merger").

At the effective time of the ExpressJet Merger, each issued and outstanding share of ExpressJet Holdings common stock (other than shares of ExpressJet Holdings common stock owned by ExpressJet Holdings as treasury stock or shares of ExpressJet Holdings common stock owned by the Company or any of its subsidiaries) was converted into the right to receive $6.75 per share in cash, payable to the holder thereof, without interest. Based on the number of outstanding shares of ExpressJet Holdings common stock as of the effective time of the ExpressJet Merger, the aggregate value of the ExpressJet Merger consideration was $131.6 million. After taking into effect the number of shares acquired by the Company, Merger Subsidiary and any other subsidiaries of the Company prior to the effective time of the ExpressJet Merger, the aggregate value of the Merger consideration was $136.5 million.

ExpressJet provides regional jet service principally in the United States, primarily from hubs located in Cleveland, Newark, Houston, Chicago (O'Hare) and Washington D.C. (Dulles International Airport). ExpressJet offered more than 1,300 daily scheduled departures as of December 31, 2010, of which approximately 1,050 were Continental Express flights and 250 were United Express flights. ExpressJet's fleet as of December 31, 2010 consisted of 244 Embraer ERJ-145 regional jets ("ERJ145"), 206 of which were flown for Continental, 35 of which were flown for United and three of which were flown in charter operations. ExpressJet's Continental and United code-share operations are conducted under a Capacity Purchase Agreement executed between ExpressJet and Continental ("Continental CPA") and a United Express Agreement executed between ExpressJet and United ("the ExpressJet United Express Agreement") pursuant to which ExpressJet is paid by Continental or United, as applicable, primarily on a fee-per-completed block hour and departure basis, plus a margin based on performance incentives.

***Basis of Presentation***

The Company's consolidated financial statements include the accounts of SkyWest, Inc. and its subsidiaries, including SkyWest Airlines, Atlantic Southeast and ExpressJet, with all inter-company transactions and balances having been eliminated.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2010, up until the filing of our annual report with the U.S. Securities and Exchange Commission.

## (1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

### *Reclassification*

Certain reclassifications have been made to the Company's December 31, 2009 and 2008 consolidated financial statements to conform to the presentation of the Company's December 31, 2010 consolidated financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company classified $21.8 million and $10.7 million of cash as restricted cash as required by the Company's workers' compensation policy and classified it accordingly in the consolidated balance sheets as of December 31, 2010 and 2009, respectively.

### *Marketable Securities*

The Company's investments in marketable debt and equity securities are deemed by management to be available for sale and are reported at fair market value with the net unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2010 and 2009 was as follows (in thousands):

| | 2010 | | 2009 | |
|---|---|---|---|---|
| **Investment Types** | **Cost** | **Market Value** | **Cost** | **Market Value** |
| Commercial paper | $ 5,002 | $ 4,998 | $ — | $ — |
| Bond and bond funds | 669,786 | 669,025 | 647,965 | 648,498 |
| Asset backed securities | 692 | 718 | 1,051 | 1,062 |
| | 675,480 | 674,741 | 649,016 | 649,560 |
| Unrealized appreciation (depreciation) | (739) | — | 544 | — |
| Total | 674,741 | 674,741 | $649,560 | $649,560 |

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

Marketable securities had the following maturities as of December 31, 2010 (in thousands):

| Maturities | Amount |
|---|---|
| Year 2011 | $296,051 |
| Years 2012 through 2015 | 216,249 |
| Years 2016 through 2020 | 2,710 |
| Thereafter | 159,731 |

As of December 31, 2010, the Company had classified $670.7 million of marketable securities as short-term since it has the intent to maintain a liquid portfolio and the ability to redeem the securities within one year. The Company has classified approximately $4.0 million of investments as non-current and has identified them as "Other assets" in the Company's consolidated balance sheet as of December 31, 2010 (see Note 7).

***Inventories***

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical results and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types and salvage values. The inventory allowance as of December 31, 2010 and 2009 was $7.5 million and $6.6 million, respectively. These allowances are based on management estimates, which are subject to change.

***Property and Equipment***

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

| Assets | Depreciable Life | Residual Value |
|---|---|---|
| Aircraft and rotable spares | 10 - 18 years | 0 - 30% |
| Ground equipment | 5 - 10 years | 0% |
| Office equipment | 5 - 7 years | 0% |
| Leasehold improvements | 15 years or life of the lease | 0% |
| Buildings | 20 - 39.5 years | 0% |

***Change in Accounting Estimates***

During the first quarter of 2009, the Company changed its estimate of depreciable lives on ground equipment from five to seven years to five to ten years and maintained the residual value of zero percent. The impact of this change increased the Company's pre-tax income for the year ended December, 31 2010 and 2009 by $2.9 million and $4.0 million, respectively. The impact of this change, net of tax, increased the Company's net income for the year ended December 31, 2010 and December 31, 2009 by $1.7 million and $2.5 million ($.03 and $.05 per share Basic EPS and $.03 and $.04 per share Diluted EPS), respectively.

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

***Impairment of Long Lived and Intangible Assets***

As of December 31, 2010, the Company had approximately $2.9 billion of property and equipment and related assets. Additionally, as of December 31, 2010, the Company had approximately $21.7 million in intangible assets. In accounting for these long-lived and intangible assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. On September 7, 2005, the Company completed the acquisition of all of the issued and outstanding capital stock of Atlantic Southeast. The Company recorded an intangible asset of approximately $33.7 million relating to the acquisition of Atlantic Southeast. The intangible asset is being amortized over fifteen years under the straight-line method. As of December 31, 2010 and 2009, the Company had $12.0 million and $9.7 million in accumulated amortization expense, respectively. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis (at least annually), the Company evaluates whether the book value of its aircraft is impaired. Based on the results of the evaluations, the Company's management concluded no impairment was necessary as of December 31, 2010.

***Capitalized Interest***

Interest is capitalized on aircraft purchase deposits as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2010, 2009 and 2008, the Company capitalized interest costs of approximately $5,000, $843,000, and $1.4 million, respectively.

***Maintenance***

The Company operates under an FAA-approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls wherein the expense is recorded when the overhaul event occurs. The Company has an engine services agreement with a third party vendor to provide long-term engine services covering the scheduled and unscheduled repairs for certain of its Bombardier CRJ700 Regional Jet ("CRJ700s")and ERJ145 regional jet aircraft. Under the terms of the agreement, the Company pays a set dollar amount per engine hour flown on a monthly basis and the third party vendor will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of the contract. The Company uses the "deferral method" of accounting for its Brasilia Turboprop engine overhauls wherein the overhaul costs are capitalized and depreciated to the next estimated overhaul event. The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. For Brasilia Turboprop engine overhauls related to leased aircraft to be returned, the Company adjusts the estimated useful lives of the final engine overhauls based on the shorter of the remaining useful life or the respective lease return dates.

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

***Passenger and Ground Handling Revenues***

The Company recognizes passenger and ground handling revenues when the service is provided. Under the Company's contract and pro-rate flying agreements with Delta, United, Continental and AirTran, revenue is considered earned when the flight is completed. Revenue is recognized under the Company's pro-rate flying agreements based upon the portion of the pro-rate passenger fare the Company anticipates that it will receive.

***Delta Connection Agreements***

SkyWest Airlines and Atlantic Southeast have each entered into a Delta Connection Agreement with Delta, pursuant to which SkyWest Airlines and Atlantic Southeast provide contract flight services for Delta. The Delta Connection Agreements provide for fifteen-year terms, subject to early termination by Delta, SkyWest Airlines or Atlantic Southeast, as applicable, upon the occurrence of certain events. Delta's termination rights include (i) cross-termination rights between the two Delta Connection Agreements, (ii) the right to terminate each of the Delta Connection Agreements upon the occurrence of certain force majeure events, including certain labor-related events, that prevent SkyWest Airlines or Atlantic Southeast from performance for certain periods, and (iii) the right to terminate each of the Delta Connection Agreements if SkyWest Airlines or Atlantic Southeast fails to maintain competitive base rate costs, subject to certain adjustment rights. The SkyWest Airlines and Atlantic Southeast Delta Connection Agreements contain multi-year rate reset provisions beginning in 2010 and each 5$^{th}$ year thereafter. In addition to the termination rights, Delta has the right to extend the term of the Delta Connection Agreements upon the occurrence of certain events or at the expiration of the initial term. SkyWest Airlines and Atlantic Southeast have the right to terminate their respective Delta Connection Agreement upon the occurrence of certain breaches by Delta, including the failure to cure payment defaults. SkyWest Airlines and Atlantic Southeast also have cross-termination rights between the two Delta Connection Agreements.

Under the terms of the SkyWest Airlines Delta Connection Agreement, Delta has agreed to compensate SkyWest Airlines for the direct costs associated with operating the Delta Connection flights, plus a payment based on block hours flown. Under the terms of the Atlantic Southeast Delta Connection Agreement, Delta has agreed to compensate Atlantic Southeast for its direct costs associated with operating the Delta Connection flights, plus, if Atlantic Southeast completes a certain minimum percentage of its Delta Connection flights, an additional percentage of such costs. Additionally, Atlantic Southeast's Delta Connection Agreement provides for the payment of incentive compensation upon satisfaction of certain performance goals. The incentives are defined in the Atlantic Southeast Delta Connection Agreement as being measured and determined on a monthly and quarterly basis. At the end of each quarter, the Company calculates the incentives achieved during the quarter and recognizes revenue accordingly. The parties to the Delta Connection Agreements made customary representations, warranties and covenants, including with respect to various operational, marketing and administrative matters.

In the event that the contractual rates under the Delta Connection Agreements have not been finalized at quarterly or annual financial statement dates, the Company records revenues based on the lower of prior period's approved rates, as adjusted to reflect any contract negotiations and the Company's estimate of rates that will be implemented in accordance with revenue recognition

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

guidelines. Among other provisions, the Delta Connection Agreements provide that, beginning with the third anniversary of the execution of the agreements (September 8, 2008), Delta has the right to require that certain contractual rates under those agreements shall not exceed the average rate of all carriers within the Delta Connection Program. On October 23, 2009, Delta sent letters to SkyWest Airlines and Atlantic Southeast requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements. Delta's letters also notified SkyWest Airlines and Atlantic Southeast of Delta's estimate of the average rates to be applied under those agreements. On October 28, 2009, SkyWest Airlines and Atlantic Southeast notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. SkyWest Airlines and Atlantic Southeast, on one hand, and Delta, on the other hand, exchanged subsequent correspondence, and in November 2010, the parties reached an agreement related to the average rate provisions applied under the Delta Connection Agreements.

The Delta Connection Agreements also provide that, beginning with the fifth anniversary of the execution of the agreements (September 8, 2010), Delta has the right to require that certain contractual rates under those agreements shall not exceed the second lowest of all carriers within the Delta Connection Program. On September 8, 2010, Delta sent letters to SkyWest Airlines and Atlantic Southeast requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements. Delta's letters also notified SkyWest Airlines and Atlantic Southeast of Delta's estimate of the second lowest rates to be applied under those agreements. On September 10, 2010, SkyWest Airlines and Atlantic Southeast notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. During the fourth quarter of 2010, SkyWest Airlines and Atlantic Southeast Airlines reached an agreement with Delta on contractual rates satisfying the 2010 rate reset provision and the second-lowest rate provision and agreed to rates through December 31, 2015. Delta additionally waived its right to require that the contractual rates payable under the Delta Connection Agreements shall not exceed the second-lowest rates of all carriers within the Delta Connection Program through December 31, 2015. As a result of finalizing contractual rates payable under the Delta Connection Agreements from September 8, 2008 through December 31, 2010, the Company recorded $10.3 million in additional revenue during the quarter ended December 31, 2010.

Under the terms of the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements, Delta has agreed to compensate SkyWest Airlines and Atlantic Southeast for initiatives that directly result in pass through cost savings. Delta shall share such savings on an equal basis for a twelve month period. During the quarter ended December 31, 2010, Delta paid and SkyWest and Atlantic Southeast recognized approximately $6.9 million in cost savings revenue.

In the event the Company has a reimbursement dispute with a major partner, the Company evaluates the dispute under its established revenue recognition criteria and, provided the revenue recognition criteria have been met, the Company recognizes revenue based on management's estimate of the resolution of the dispute. During the quarter ended December 31, 2007, Delta notified the

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

Company, SkyWest Airlines and Atlantic Southeast of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to allocation of liability for certain irregular operations ("IROP") expenses that are paid by SkyWest Airlines and Atlantic Southeast to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Delta continues to withhold a portion of the funds the Company believes are payable as weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast (See Note 6 for additional details).

***United Express Agreements***

SkyWest Airlines and United have entered into a United Express Agreement, which sets forth the principal terms and conditions governing SkyWest Airlines' United Express operations. Under the terms of the United Express Agreement, SkyWest Airlines is compensated primarily on a fee-per-completed-block hour and departure basis and is reimbursed for fuel and other costs. Additionally, SkyWest Airlines is eligible for incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the United Express Agreement as being measured and determined on a monthly basis. At the end of each month, the Company calculates the incentives achieved during the month and recognizes revenue accordingly.

On February 10, 2010, Atlantic Southeast and United entered into a United Express Agreement, pursuant to which Atlantic Southeast agreed to operate 16CRJ200s as a United Express carrier. On February 11, 2010, Atlantic Southeast began operating as a United Express carrier. The Atlantic Southeast United Express Agreement is a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement. During the three months ended December 31, 2010, Atlantic Southeast agreed to add two CRJ200s to the United Express Agreement on a short term basis. As of December 31, 2010, Atlantic Southeast was operating 16 CRJ 200s as a United Express carrier.

***AirTran Code-Share Agreement***

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines operates four CRJ200s for AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service in December 2009. The code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

***ExpressJet Capacity Purchase Agreements***

Effective November 12, 2010, ExpressJet entered into the Continental CPA, whereby ExpressJet agreed to provide regional airline service in the Continental flight system. Under the terms of the Continental CPA, ExpressJet operates 206 aircraft in the Continental flight system and Continental has agreed to compensate ExpressJet on a monthly basis based on the block hours flown by ExpressJet and the weighted average number of aircraft operated by ExpressJet under the Continental CPA. Additionally, ExpressJet may earn incentive compensation for good operating performance, but is subject to financial penalties for poor operating performance. At the end of each month, the Company

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

calculates the incentives achieved during the month under the Continental CPA and recognizes revenue accordingly.

ExpressJet and United are parties to the ExpressJet United Express Agreement, which sets forth the principal terms and conditions governing ExpressJet's United Express operations. Under the terms of the United Express Agreement, ExpressJet is compensated primarily on a fee-per-completed-block hour and departure basis and is reimbursed for fuel and other costs. Additionally, ExpressJet is eligible for incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the United Express Agreement as being measured and determined on a monthly basis. At the end of each month, the Company calculates the incentives achieved during the month and recognizes revenue accordingly.

***Other Revenue Items***

Under the Company's code-share agreements with Delta, United and Continental, the Company earns revenue for an amount per aircraft designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The amounts deemed to be rental income under the agreements for the years ended December 31, 2010, 2009 and 2008 were $492.7 million, $490.1 million and $496.5 million, respectively. These amounts were recorded as passenger revenue on the Company's consolidated statements of income. Under the SkyWest Inc. Delta Connection Agreement and the SkyWest Airlines United Express Agreement, the Company receives a reimbursement for direct costs associated with placing each additional aircraft into service. The reimbursement is applicable to incremental costs specific to placing each additional aircraft into service. The Company recognizes the revenue associated with these reimbursement payments once the aircraft is placed into service.

The Company's passenger and ground handling revenues could be impacted by a number of factors, including changes to the Company's code-share agreements with Delta, United, Continental or AirTran, integration of ExpressJet's operations as contemplated by the ExpressJet Merger contract modifications resulting from contract re-negotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements and settlement of reimbursement disputes with the Company's major partners.

***Deferred Aircraft Credits***

The Company accounts for incentives provided by aircraft manufacturers as deferred credits. The deferred credits related to leased aircraft are amortized on a straight-line basis as a reduction to rent expense over the lease term. Credits related to owned aircraft reduce the purchase price of the aircraft, which has the effect of amortizing the credits on a straight-line basis as a reduction in depreciation expense over the life of the related aircraft. The incentives are credits that may be used to purchase spare parts and pay for training and other expenses.

## (1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Income Taxes*

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

*Net Income Per Common Share*

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income per common share. During the years ended December 31, 2010, 2009 and 2008, 4,183,000, 4,356,000 and 3,665,000 shares reserved for issuance upon the exercise of outstanding options were excluded from the computation of Diluted EPS respectively, as their inclusion would be anti-dilutive.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2010, 2009 and 2008 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Numerator:** | | | |
| Numerator for earnings per share | $96,350 | $83,658 | $112,929 |
| **Denominator:** | | | |
| Denominator for basic earnings per-share weighted average shares | 55,610 | 55,854 | 57,790 |
| Dilution due to stock options and restricted stock | 916 | 960 | 843 |
| Denominator for diluted earnings per-share weighted average shares | 56,526 | 56,814 | 58,633 |
| Basic earnings per-share | $ 1.73 | $ 1.50 | $ 1.95 |
| Diluted earnings per-share | $ 1.70 | $ 1.47 | $ 1.93 |

*Comprehensive Income*

Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with shareholders. Also, comprehensive income consisted of net income plus changes in unrealized appreciation (depreciation) on marketable securities and on the Company's proportionate

### (1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

share of the foreign currency translation adjustment related to the Company's equity investment in Trip Linhas Aereas ("Trip") (see note 8), net of tax, for the periods indicated (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Net Income** | $96,350 | $83,658 | $112,929 |
| Proportionate share of other companies foreign currency translation adjustment, net of tax | 637 | 972 | — |
| Unrealized appreciation (depreciation) on marketable securities, net of tax | (745) | 3,774 | (2,566) |
| **Comprehensive income** | 96,242 | $88,404 | $110,363 |

#### *Fair Value of Financial Instruments*

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. However, due to recent events in credit markets, the auction events for some of these instruments held by the Company failed during the year ended December 31, 2010. Therefore, quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2010. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $1,962.6 million as of December 31, 2010, as compared to the carrying amount of $1,898.0 million as of December 31, 2010. The Company's fair value of long-term debt as of December 31, 2009 was $2,095.6 million as compared to the carrying amount of $1,964.9 million as of December 31, 2009.

#### *Segment Reporting*

The accounting guidance requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one reportable segment in accordance with accounting guidance because the Company's business consists of scheduled regional airline service.

#### *New Accounting Standards*

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* an amendment to Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*. This amendment requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the

**(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)**

transfers, (ii) disclose separately the reasons for any transfers in and out of Level 3, and (iii) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements. ASU No. 2010-06 is effective for the Company for interim and annual reporting periods beginning after December 15, 2009, with one new disclosure effective after December 15, 2010. The Company adopted this guidance in full beginning with the interim period ended March 31, 2010. See Note 7.

On September 23, 2009, the Financial Accounting Standards Board ("FASB") ratified Accounting Standards Update ("ASU") No. 2009-13 (formerly referred to as Emerging Issues Task Force Issue No. 08-1), *Revenue Arrangements with Multiple Deliverables*. ASU No. 2009-13 requires the allocation of consideration among separately identified deliverables contained within an arrangement, based on their related selling prices. ASU No. 2009-13 will be effective for annual reporting periods beginning January 1, 2011; however, it will be effective only for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has been evaluating the impact of ASU No. 2009-13 on its financial position, results of operations, cash flows, and disclosures. Based on the Company's research to date, it does not believe the adoption of ASU No. 2009-13 will have a significant impact on its current accounting; however, the Company does expect to be required to provide additional financial disclosures due to the full adoption of the standard beginning in the first quarter of 2011.

**(2) ExpressJet Merger**

On November 12, 2010, the Company completed its acquisition of ExpressJet . As a result of the ExpressJet Merger, each issued and outstanding share of ExpressJet Holdings common stock (other than shares owned by ExpressJet Holdings as treasury stock or shares owned by the Company or any of its subsidiaries) was converted into the right to receive $6.75 per share in cash, payable to the holder thereof, without interest. Based on the number of outstanding shares of ExpressJet Holdings common stock as of the effective time of the ExpressJet Merger, the aggregate value of the Merger consideration was $131.6 million. After taking in effect the number of shares acquired by the Company and its subsidiaries prior to the effective time, the aggregate value of the ExpressJet Merger consideration was $136.5 million.

In connection with the ExpressJet Merger, ExpressJet and Continental entered into the Continental CPA, whereby ExpressJet agreed to provide regional airline services in the Continental flight system. The Continental CPA became effective on November 12, 2010.

The Company accounted for the ExpressJet Merger in accordance with FASB ASC Topic 805, *Business Combinations*, whereby the tangible assets acquired and liabilities assumed from ExpressJet Holdings are recorded based on their estimated fair values as of the closing date. The revenues of ExpressJet represented 4% of the Company's total revenues for the year ended December 31, 2010. The following table reflects the aggregate consideration and estimated fair values of the tangible assets acquired and liabilities assumed (including the attribution of ExpressJet Holdings liabilities to the

**(2) ExpressJet Merger (Continued)**

purchase price, since those liabilities remained the obligation of ExpressJet Holdings post-closing) based on a preliminary valuation performed by a third party valuation advisor (in thousands):

| | |
|---|---|
| Current assets, net | $ 133,397 |
| Property, plant and equipment | 128,744 |
| Other non-current assets | 35,061 |
| Current liabilities | (141,974) |
| Long-term liabilities | (3,173) |
| Purchase accounting gain | (15,586) |
| Total consideration | $ 136,469 |
| Less cash acquired | (82,452) |
| Net cash paid | $ 54,017 |

The Company is currently in the process of completing a valuation of the assets acquired and liabilities assumed in connection with the ExpressJet Merger, based on the results of a valuation performed by a third party valuation advisor and any final purchase adjustments are not expected to be material to the Company's consolidated financial statements. As of December 31, 2010, the Company had not identified any intangible assets as a result of the ExpressJet Merger.

As part of the ExpressJet Merger, the Company recorded a purchase accounting gain of $15.6 million. This amount represents the difference between the consideration paid and the net fair value of ExpressJet Holdings' assets acquired and liabilities assumed. The net fair value of the assets and liabilities acquired in the ExpressJet Merger was more than the consideration paid.

The following unaudited pro forma combined results of operations give effect to the ExpressJet Merger as if it had occurred at the beginning of the periods presented. The unaudited pro forma combined results of operations do not purport to represent the Company's consolidated results of operations had the ExpressJet Merger occurred on the dates assumed, nor are these results necessarily indicative of the Company's future consolidated results of operations. The Company expects to realize benefits from integrating the operations of Atlantic Southeast and ExpressJet, as discussed above, and to incur certain one-time cash costs. The unaudited pro forma combined results of operations do not reflect these benefits or costs.

| | Years ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Revenue | $3,476,415 | $3,301,872 |
| Net Income | $ 59,264 | $ 87,125 |
| Basic earnings per share | $ 1.07 | $ 1.56 |
| Diluted earnings per share | $ 1.05 | $ 1.53 |

### (3) Long-term Debt

Long-term debt consisted of the following as of December 31, 2010 and 2009 (in thousands):

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Notes payable to banks, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 1.10% to 3.81% through 2012 to 2020, secured by aircraft | $ 418,109 | $ 469,663 |
| Notes payable to a financing company, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 0.74% to 7.52% through 2011 to 2021, secured by aircraft | 518,070 | 557,293 |
| Notes payable to banks, due in semi-annual installments plus interest at 6.06% to 7.18% through 2021, secured by aircraft | 212,504 | 231,002 |
| Notes payable to a financing company, due in semi-annual installments plus interest at 5.78% to 6.23% through 2019, secured by aircraft | 61,087 | 67,963 |
| Notes payable to banks, due in monthly installments plus interest of 3.15% to 8.18% through 2025, secured by aircraft | 663,487 | 611,829 |
| Notes payable to banks, due in semi-annual installments, plus interest at 6.05% through 2020, secured by aircraft | 21,969 | 23,939 |
| Notes payable to banks, due in semi-annual installments, plus interest at 3.72% to 3.86%, net of the benefits of interest rate subsidies through the Brazilian Export financing program, through 2011, secured by aircraft | 360 | 3,200 |
| Notes payable to a financing company, due in semi-annual installments interest based on LIBOR secured by flight simulator equipment | 2,389 | — |
| Long-term debt | 1,897,975 | $1,964,889 |
| Less current maturities | (159,039) | (148,571) |
| Long-term debt, net of current maturities | 1,738,936 | $1,816,318 |

At December 31, 2010, the three-month and six-month LIBOR rates were 0.30% and 0.46%, respectively.

The aggregate amounts of principal maturities of long-term debt as of December 31, 2010 were as follows (in thousands):

| | |
|---|---|
| 2011 | $ 159,039 |
| 2012 | 202,991 |
| 2013 | 157,413 |
| 2014 | 163,256 |
| 2015 | 170,283 |
| Thereafter | 1,044,993 |
| | $1,897,975 |

**(3) Long-term Debt (Continued)**

As of December 31, 2010 and 2009, SkyWest Airlines had a $25 million line of credit. As of December 31, 2010 and 2009 SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2011 and has a fixed interest rate of 4.50%.

As of December 31, 2010, the Company had $58.0 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

During 2010, the Company issued $81.7 million of long-term debt related to the purchase of four new CRJ 700s.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, the sale or lease of assets and ratio of long-term debt to tangible net worth. As of December 31, 2010, the Company was in compliance with all debt covenants. Management believes that in the absence of unusual circumstances, the working capital available to the Company will be sufficient to meet the present financial requirements, including expansion, capital expenditures, lease payments and debt service obligations for at least the next 12 months.

**(4) Note Receivable**

On October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bears interest at a rate of 11%, with a ten-year amortization period. The loan was secured by certain ground equipment and certain airport slot rights held by United. On August 11, 2010, United repaid the $80 million term loan together with accrued interest.

SkyWest Airlines also agreed to defer certain amounts otherwise payable to SkyWest Airlines under the existing United Express Agreement for a maximum period of 30 days. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. As of December 31, 2010, $49 million was deferred for 30 days. United's right to defer such payments continues through October 16, 2019, subject to certain conditions. As of December 31, 2010, the Company had classified $49.0 million as current and has identified the deferred amount as "Receivables, net" in its consolidated balance sheet.

**(5) Income Taxes**

The provision for income taxes includes the following components (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Current tax provision (benefit): | | | |
| Federal | $(1,600) | $(11,309) | $ 5,360 |
| State | 451 | 110 | (85) |
| | (1,149) | (11,199) | 5,275 |
| Deferred tax provision: | | | |
| Federal | 46,994 | 54,942 | 53,748 |
| State | 3,706 | 4,332 | 4,231 |
| | 50,700 | 59,274 | 57,979 |
| Provision for income taxes | 49,551 | $ 48,075 | $63,254 |

The following is a reconciliation between the statutory Federal income tax rate of 35% and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Computed "expected" provision for income taxes at the statutory rates | $52,888 | $45,884 | $60,324 |
| Increase (decrease) in income taxes resulting from: | | | |
| Purchase accounting gain | (5,455) | — | — |
| State income taxes, net of Federal income tax benefit | 3,485 | 3,741 | 5,032 |
| Other, net | (1,367) | (1,550) | (2,102) |
| Provision for income taxes | 49,551 | $48,075 | $63,254 |

**(5) Income Taxes (Continued)**

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

| | As of December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred tax assets: | | |
| Intangible Asset | $ 37,779 | $ — |
| Accrued benefits | 30,316 | 22,729 |
| Net operating loss carryforward | 70,861 | 39,368 |
| AMT credit carryforward | 15,882 | 23,379 |
| Deferred aircraft credits | 42,282 | 38,283 |
| Accrued reserves and other | 22,707 | 14,881 |
| Total deferred tax assets | 219,827 | 138,640 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | (733,572) | (629,586) |
| Maintenance and other | — | (397) |
| Total deferred tax liabilities | (733,572) | (629,983) |
| Net deferred tax liability | $(513,745) | $(491,343) |

The Company's deferred tax liabilities were primarily generated through an accelerated bonus depreciation on newly purchased aircraft and support equipment in accordance with IRS Section 168(k) in combination with shorter depreciable tax lives.

At December 31, 2010, the Company had federal net operating losses of approximately $163.7 million and state net operating losses of approximately $515.1 million, which will start to expire in 2026 and 2016, respectively. As of December 31, 2010, the Company also had an alternative minimum tax credit of approximately $15.9 million which does not expire.

In conjunction with the ExpressJet Merger, the Company acquired non-amortizable intangible tax assets and other tax assets that are not anticipated to provide a tax benefit until 2025 or later due to statutory limitations. Because of the uncertainty associated with the realization of those tax assets, the Company recorded a full valuation allowance of approximately $74.0 million on such tax assets. The deferred tax assets in the table above are shown net of the recorded valuation allowance.

**(6) Commitments and Contingencies**

***Lease Obligations***

The Company leases 539 aircraft, as well as airport facilities, office space, and various other property and equipment under non-cancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following table summarizes future

**(6) Commitments and Contingencies (Continued)**

minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010 (in thousands):

| Year ending December 31, | |
|---|---|
| 2011 | $ 373,166 |
| 2012 | 352,082 |
| 2013 | 331,451 |
| 2014 | 316,067 |
| 2015 | 283,421 |
| Thereafter | 1,083,545 |
| | $2,739,732 |

The majority of the Company's leased aircraft are owned and leased through trusts whose sole purpose is to purchase, finance and lease these aircraft to the Company; therefore, they meet the criteria of a variable interest entity. However, since these are single owner trusts in which the Company does not participate, the Company is not considered at risk for losses and is not considered the primary beneficiary. As a result, based on the current rules, the Company is not required to consolidate any of these trusts or any other entities in applying the accounting guidance. Management believes that the Company's maximum exposure under these leases is the remaining lease payments.

Total rental expense for non-cancelable aircraft operating leases was approximately $311.9 million, $300.8 million and $295.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The minimum rental expense for airport station rents was approximately $43.5 million, $47.7 million and $59.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company's leveraged lease agreements, typically obligate the Company to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 17 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because of management's assessment that the probability of this occurring is remote.

***Self-insurance***

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using standard industry practices and the Company's actual experience. Actual results could differ from these estimates.

**(6) Commitments and Contingencies (Continued)**

***Purchase Commitments and Options***

On January 4, 2011, the Company announced SkyWest Airlines' plans to acquire four additional regional jet aircraft during 2011. SkyWest Airlines plans to place these aircraft into operate these under the SkyWest Airlines Delta Connection Agreement. Additionally, the Company. announced plans to lease eight used CRJ700s from another operator. SkyWest Airlines and Atlantic Southeast plan to operate the eight CRJ700s under the SkyWest Airlines and Atlantic Southeast Delta Connection Agreements. On January 25, 2011, SkyWest Airlines agreed to operate five CRJ700s for Alaska Air Group, Inc. ("Alaska Airlines"). SkyWest Airlines plans to lease these aircraft from Alaska Airlines for a nominal amount.

Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations, are estimated to be approximately $193.5 million through 2011.

***Legal Matters***

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2010, management believes, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, the following is a significant outstanding legal matter.

*Atlantic Southeast and SkyWest Airlines v. Delta*

During the quarter ended December 31, 2007, Delta notified the Company, SkyWest Airlines and Atlantic Southeast of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and Atlantic Southeast. The dispute relates to allocation of liability for IROP expenses that are paid by SkyWest Airlines and Atlantic Southeast to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast during December 2007. Delta continues to withhold a portion of the funds the Company believes are payable as weekly scheduled wire payments to SkyWest Airlines and Atlantic Southeast. As of December 31, 2010, the Company had recognized a cumulative total of $31.7 million of revenue associated with the funds withheld by Delta. On February 1, 2008, SkyWest Airlines and Atlantic Southeast filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and Atlantic Southeast on March 24, 2008. Delta's Counterclaim alleges that Atlantic Southeast and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. After proceedings that included contested motions, document discovery, and some depositions, Delta voluntarily dismissed its counterclaim. Discovery in that action was not yet complete. On February 14, 2011, SkyWest Airlines and Atlantic Southeast exercised their statutory rights to voluntarily dismiss their claims in the Fulton County, Georgia Superior Court, and filed a new complaint in the Georgia State Court of Fulton County. The claims continue to include Breach of Contract, Breach of Contract based on Mutual Departure, Breach of Contract based on Voluntary Payment, and Breach of the Duty of Good Faith and Fair Dealing.

**(6) Commitments and Contingencies (Continued)**

During the fourth quarter of 2010, the Company and Delta began preliminary settlement discussions related to the dispute. Notwithstanding the legal merits of the case, the Company offered to settle the claim for approximately $5.9 million less than the cumulative total of revenue recognized related to this matter. Those settlement discussions were not successful; however, as a result of the settlement offer, the Company wrote off $5.9 million of related receivables as of December 31, 2010. SkyWest Airlines and Atlantic Southeast continue to vigorously pursue their claims set forth in the Complaint pending in the Georgia State Court of Fulton County.

*ExpressJet Stockholder Litigation*

Between August 5, 2010, and August 25, 2010, nine substantially similar putative shareholder class action suits (collectively, the "Texas State Actions") were filed by individual ExpressJet Holdings stockholders in the District Court of Harris County, Texas against ExpressJet and its directors. Many of the petitions also name the Company, Atlantic Southeast and/or Express Delaware Merger Co. (the subsidiary Atlantic Southeast formed for purposes of the ExpressJet Merger (together, the "SkyWest Defendants") as defendants in the litigation.

The petitions filed in the Texas State Actions generally allege that the ExpressJet Holdings director defendants breached their fiduciary duties in connection with the negotiations and approval of the definitive merger agreement which sets forth the terms and conditions of the ExpressJet Merger (the "Merger Agreement", and the ExpressJet Merger) and that the SkyWest Defendants aided and abetted such alleged breaches of fiduciary duties. The Texas State Actions seek, among other things, an injunction enjoining the ExpressJet Merger and the transactions contemplated by the Merger Agreement and rescission of any transactions contemplated by the Merger Agreement which may be completed. On August 18, 2010, plaintiff Rayside filed a motion to consolidate the Texas State Actions into Case No. 2010-48784 in the first-filed court (the "189th District Court). On August 20, 2010, plaintiffs Levine, Tejeda, Doraiswamy and Swanepoel filed a similar motion in the 189th District Court. On September 10, 2010, the 189th District Court ordered the consolidation of the Texas State Actions with and into Case No. 2010-48784 (the consolidated action is referred to herein as the "Consolidated Texas State Action").

On September 20, 2010, a putative stockholder class action (the "Texas Federal Action" and, together with the Consolidated Texas State Action, the "Actions") was commenced in the United States District Court for the Southern District of Texas, Houston Division. The complaint filed in the Texas Federal Action includes substantially identical allegations to and requests substantially the same relief as the petitions in the Texas State Actions, but also includes allegations related to the ExpressJet Holdings preliminary proxy statement filed with the U. S. Securities and Exchange Commission on September 3, 2010.

On October 8, 2010, counsel for the defendants in the Actions, counsel for the plaintiff class in the Consolidated Texas State Action and counsel for plaintiff in the Texas Federal Action agreed to and executed a memorandum of understanding (the "MOU") containing the terms of an agreement in principle to resolve the Actions. The MOU provides that, in consideration for the settlement of the Actions, ExpressJet Holdings made certain disclosures in the definitive proxy statement that was sent to the ExpressJet Holdings stockholders soliciting approval of the ExpressJet Merger. In the MOU, the defendants in the Actions acknowledge that they considered the claims raised by the plaintiffs in the

**(6) Commitments and Contingencies (Continued)**

Actions in connection with the disclosures contemplated by the MOU. In exchange, the parties to the MOU have agreed to use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of ExpressJet Holdings stock, other than defendants in the Consolidated Texas State Action and any firm, trust, corporation or other entity controlled by any such defendant, during the period beginning on and including December 2, 2009, through and including the date of the consummation of the ExpressJet Merger. The court has scheduled a hearing for April 14, 2011 to consider whether the settlement should be approved. If approved by the 189th District Court, the settlement will result in the dismissal with prejudice of the Consolidated Texas State Action and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Actions or which arise out of or relate to the transactions contemplated by the ExpressJet Merger. The MOU further provides that, in the event the Consolidated Texas State Action is dismissed in accordance with the settlement stipulation, the parties to the MOU will use their best efforts to obtain the dismissal with prejudice of the Texas Federal Action. The settlement of the Consolidated Texas State Actions is subject to numerous conditions set forth in the MOU and to be contained in any stipulation of settlement, including the completion of the ExpressJet Merger.

***Concentration Risk and Significant Customers***

The Company requires no collateral from its major partners or customers but monitors the financial condition of its major partners. The Company maintains an allowance for doubtful accounts receivable based upon expected collectability of all accounts receivable. The Company's allowance for doubtful accounts totaled $47,000 as of December 31, 2010 and 2009. For the years ended December 31, 2010, 2009 and 2008, the Company's contractual relationships with Delta, United and Continental combined accounted for approximately 94.7%, 97.3% and 94.1%, respectively of the Company's total revenues.

### (6) Commitments and Contingencies (Continued)

***Employees Under Collective Bargaining Agreements***

As of December 31, 2010, the Company had 18,378 full-time equivalent employees. Approximately 40% of these employees were represented by unions, including the following employee groups.

| Employee Group | Approximate Number of Active Employees Represented | Representatives | Status of Agreement |
|---|---|---|---|
| Atlantic Southeast Pilots | 1,500 | Air Line Pilots Association International | Amendable November 2011 |
| Atlantic Southeast Flight Attendants | 960 | Association of Flight Attendants—CNA | Amendable July 2012 |
| Atlantic Southeast Flight Controllers | 70 | Professional Airline Flight Control Association | Amendable June 2014 |
| Atlantic Southeast Mechanics | 500 | International Association of Machinists and Aerospace Workers | Union representation approved. Negotiations have not started. |
| Atlantic Southeast Stock Clerks | 60 | International Brotherhood of Teamsters | Union representation approved. Negotiations have not started. |
| ExpressJet Pilots | 2,200 | Air Line Pilots Association International | Amendable December 2010 |
| ExpressJet Flight Attendants | 1,100 | International Association of Machinists and Aerospace Workers | Amendable August 2011 |
| ExpressJet Mechanics | 900 | International Brotherhood of Teamsters | Amendable August 2009 |
| ExpressJet Dispatchers | 100 | Transport Workers Union of America | Amendable July 2014 |
| ExpressJet Production Workers | 20 | Union of Industrial Production Workers | N/A |
| ExpressJet Stock Clerks | 80 | International Brotherhood of Teamsters | Union representation approved. Negotiations have not started. |

**(7) Fair Value Measurements**

The Company holds certain assets that are required to be measured at fair value in accordance with United States GAAP. The Company determined fair value of these assets based on the following three levels of inputs:

*Level 1* — Quoted prices in active markets for identical assets or liabilities.

*Level 2* — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

*Level 3* — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

As of December 31, 2010, the Company held certain assets that are required to be measured at fair value on a recurring basis. The Company has invested in auction rate security instruments, which are classified as available for sale securities and reflected at fair value. However, due primarily to credit market events beginning during the first quarter of 2008, the auction events for most of these instruments failed. Therefore, quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2010. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction.

As of December 31, 2010, the Company owned $4.0 million of auction rate security instruments. The auction rate security instruments held by the Company at December 31, 2010 were tax-exempt municipal bond investments, for which the market has experienced some successful auctions. The Company has classified the investments as non-current and has identified them as "Other assets" in its Consolidated Balance Sheet as of December 31, 2010. The Company has classified these securities as non-current due to the Company's belief that the market for these securities may take in excess of twelve months to fully recover. As of December 31, 2010, the Company continued to record interest on all of its auction rate security instruments. Any future fluctuations in fair value related to these instruments that the Company deems to be temporary, including any recoveries of previous write downs, would be recorded to accumulated other comprehensive income. If the Company determines that any future valuation adjustment was other than temporary, a charge would be recorded to earnings as appropriate.

**(7) Fair Value Measurements (Continued)**

As of December 31, 2010, the Company held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

| | Fair Value Measurements as of December 31, 2010 | | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| Marketable Securities | | | | |
| Bond | $665,023 | $ — | $665,023 | $ — |
| Commercial paper | 4,998 | — | 4,998 | — |
| Asset backed securities | 718 | — | 718 | — |
| | 670,739 | — | 670,739 | — |
| Cash, Cash Equivalents and Restricted Cash | 134,113 | 134,113 | — | — |
| Other Assets(a) | 4,002 | — | — | 4,002 |
| Total Assets Measured at Fair Value | $808,854 | $134,113 | $670,739 | $4,002 |

(a) Auction rate securities included in "Other assets" in the Consolidated Balance Sheet

Based on market conditions, the Company uses a discounted cash flow valuation methodology for auction rate securities. Accordingly, for purposes of the foregoing condensed consolidated financial statements, these securities were categorized as Level 3 securities. The Company's "Marketable Securities" classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities.

No significant transfers between Level 1, Level 2 and Level 3 occurred during the year ended December 31, 2010. The Company's policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

The following table presents the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2010 (in thousands):

**Fair Value Measurements Using Significant Unobservable Inputs (Level 3)**

| | Auction Rate Securities |
|---|---|
| Balance at January 1, 2010 | $4,259 |
| Total realized and unrealized gains or (losses) | |
| Included in earnings | — |
| Included in other comprehensive income | (257) |
| Transferred out | — |
| Settlements | — |
| Balance at December 31, 2010 | $4,002 |

**(8) Investment in Other Companies**

In September 2008, the Company entered into an agreement to acquire a 20 percent interest in Trip. During the year ended December 31, 2010, the Company invested an additional $10 million in Trip. As of December 31, 2010, the Company's investment balance in Trip was $35.0 million, which represented a 20 percent ownership interest in Trip and was recorded as an "Other asset" on the Company's consolidated balance sheet. The Company accounts for its interest in Trip using the equity method of accounting. The Company records its equity in Trip's earnings on a one-quarter lag. The Company's portion of Trip's income for the year ended December 31, 2010 was $0.6 million.

On September 29, 2010, the Company invested $7 million for a 30 percent ownership interest in Mekong Aviation Joint Stock Company, an airline operating in Vietnam ("Air Mekong"). The Company's investment in Air Mekong is recorded as an "Other asset" on the Company's consolidated balance sheet. The Company anticipates accounting for the investment using the equity method of accounting and intends to reflect its equity interest in Air Mekong's earnings on a one-quarter lag.

**(9) Capital Transactions**

***Preferred Stock***

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the shareholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

***Stock Compensation***

On May 4, 2010, the Company's shareholders approved the adoption of the SkyWest Inc. 2010 Long-Term Incentive Plan, which provides for the issuance of up to 5,150,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2010 Incentive Plan"). The 2010 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants and performance awards. The 2010 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") who is authorized to designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Compensation Committee.

In prior years, the Company adopted three stock option plans: the Executive Stock Incentive Plan (the "Executive Plan"), the 2001 Allshare Stock Option Plan (the "Allshare Plan") and SkyWest Inc. Long-Term Incentive Plan (the "2006 Incentive Plan"). However, as of December 31, 2010, options to purchase 4,266,521 shares of the Company's common stock remained outstanding under the Executive Plan, the Allshare Plan and the 2006 Incentive Plan. There are no additional shares of common stock available for issuance under these plans.

**(9) Capital Transactions (Continued)**

The fair value of stock options awarded under the Company's stock option plans has been estimated as of the grant date using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of the Company's traded stock and other factors. During the year ended December 31, 2010, the Company granted 320,458 stock options to employees under the 2006 Incentive Plan. The following table shows the assumptions used and weighted average fair value for grants in the years ended December 31, 2010, 2009 and 2008.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Expected annual dividend rate | 1.10% | 1.05% | 0.47% |
| Risk-free interest rate | 1.88% | 1.67% | 2.39% |
| Average expected life (years) | 4.6 | 4.6 | 4.3 |
| Expected volatility of common stock | 0.402 | 0.351 | 0.264 |
| Forfeiture rate | 0.0% | 1.0% | 4.4% |
| Weighted average fair value of option grants | $ 4.78 | $ 4.42 | $ 6.32 |

The Company recorded share-based compensation expense only for those options that are expected to vest. The estimated fair value of the stock options is amortized over the vesting period of the respective stock option grants.

During the year ended December 31, 2010, the Company granted 220,779 shares of restricted stock to the Company's employees under the 2006 Incentive Plan. The restricted stock has a three-year vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock on the date of grants made during the year ended December 31, 2010 was $14.49 per share. Additionally, the Company granted 27,605 fully-vested shares of common stock to the Company's directors with a weighted average grant-date fair value of

**(9) Capital Transactions (Continued)**

$14.49. The following table summarizes the restricted stock activity as of December 31, 2010, 2009 and 2008:

| | Number of Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Non-vested shares outstanding at December 31, 2007 | 534,435 | $25.35 |
| Granted | 296,245 | 25.77 |
| Vested | (5,848) | 24.79 |
| Cancelled | (69,705) | 25.60 |
| Non-vested shares outstanding at December 31, 2008 | 755,127 | $25.50 |
| Granted | 227,451 | 15.24 |
| Vested | (260,575) | 22.94 |
| Cancelled | (35,417) | 24.10 |
| Non-vested shares outstanding at December 31, 2009 | 686,586 | $23.13 |
| Granted | 248,384 | 14.49 |
| Vested | (256,285) | 25.51 |
| Cancelled | (19,422) | 21.68 |
| Non-vested shares outstanding at December 31, 2010 | 659,263 | 18.97 |

During the year ended December 31, 2010, 2009 and 2008, the Company recorded equity-based compensation expense of $6.4 million, $7.9 million and $11.5 million, respectively.

As of December 31, 2010, the Company had $5.2 million of total unrecognized compensation cost related to non-vested stock options and non-vested restricted stock grants. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 1.7 years.

Options are exercisable for a period as defined by the Compensation Committee on the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The

**(9) Capital Transactions (Continued)**

following table summarizes the stock option activity for all of the Company's plans for the years ended December 31, 2010, 2009 and 2008:

| | 2010 | | | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value ($000) | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Outstanding at beginning of year | 4,740,695 | $20.37 | 3.8 years | $— | 4,470,734 | $20.90 | 4,681,915 | $20.01 |
| Granted | 320,458 | 14.49 | | | 457,397 | 15.24 | 357,716 | 25.70 |
| Exercised | (4,821) | 10.57 | | | (13,011) | 14.64 | (420,670) | 14.27 |
| Cancelled | (469,353) | 20.46 | | | (174,425) | 19.66 | (148,227) | 23.38 |
| Outstanding at end of year | 4,586,979 | 19.96 | 3.3 years | — | 4,740,695 | 20.37 | 4,470,734 | 20.90 |
| Exercisable at December 31, 2010 | 3,468,223 | 20.52 | 2.7 years | — | | | | |
| Exercisable at December 31, 2009 | 3,652,528 | 20.00 | 3.3 years | — | | | | |

The total intrinsic value of options to acquire shares of the Company's common stock that were exercised during the years ended December 31, 2010, 2009 and 2008 was $19,000, $38,000 and $2.4 million, respectively.

The following table summarizes the status of the Company's non-vested stock options as of December 31, 2010:

| | Number of Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Non-vested shares at beginning of year | 1,088,167 | $5.98 |
| Granted | 320,458 | 4.78 |
| Vested | (264,827) | 8.06 |
| Cancelled | (25,042) | 7.01 |
| Non-vested shares at end of year | 1,118,756 | $5.10 |

## (9) Capital Transactions (Continued)

The following table summarizes information about the Company's stock options outstanding at December 31, 2010:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $10 to $15 | 1,067,510 | 4.6 years | $13.77 | 288,351 | $10.64 |
| $16 to $21 | 1,729,994 | 3.8 years | 17.70 | 1,725,018 | 17.69 |
| $22 to $28 | 1,789,475 | 2.0 years | 25.83 | 1,454,854 | 25.84 |
| $10 to $28 | 4,586,979 | 3.3 years | 19.96 | 3,468,223 | 20.52 |

### *Taxes*

A portion of the Company's granted options qualify as incentive stock options (ISO) for income tax purposes. As such, a tax benefit is not recorded at the time the compensation cost related to the options is recorded for book purposes due to the fact that an ISO does not ordinarily result in a tax benefit unless there is a disqualifying disposition. Stock option grants of non-qualified options result in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised. Due to the treatment of incentive stock options for tax purposes, the Company's effective tax rate from year to year is subject to variability.

## (10) Retirement Plans and Employee Stock Purchase Plans

### *SkyWest Retirement Plan*

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Employees who have completed 90 days of service and are at least 18 years of age are eligible for participation in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $13.3 million, $11.8 million and $9.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

### *Atlantic Southeast Retirement Plan*

Atlantic Southeast sponsors the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the "Atlantic Southeast Plan"). Employees who have completed 90 days of service and are 18 years of age are eligible for participation in the Atlantic Southeast Plan. Employees may elect to make contributions to the Atlantic Southeast Plan however, Atlantic Southeast limits the amount of company match at 6% of each participant's total compensation, except for those with 10 or more years of service whose company match is limited to 8% of total compensation. Additionally, Atlantic Southeast matches the individual participant's contributions from 20% to 75%, depending on the length of the participant's service. Atlantic Southeast's contribution to the Atlantic Southeast Plan was $5.2 million, $4.7 million and $4.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally,

**(10) Retirement Plans and Employee Stock Purchase Plans (Continued)**

participants are 100% vested in their elective deferrals and rollover amounts and from 10% to 100% vested in company matching contributions based on length of service.

***ExpressJet Retirement Plans***

Effective December 31, 2002, the ExpressJet Airlines, Inc. 401(k) Savings Plan (the "ExpressJet Plan") was adopted. Substantially all of ExpressJet's domestic employees are covered by this plan. Effective January 1, 2009, the ExpressJet Plan was amended such that certain matches have been reduced or eliminated depending on the terms of the collective bargaining unit or work group, as applicable. From November 12, 2010 through December 31, 2010, ExpressJet's total expense for the ExpressJet Plan was $0.6 million.

ExpressJet also provides medical bridge coverage for employees between the ages of 60 to 65, with at least 10 years of service who have retired from the Company. In December 2007, the Fair Treatment for Experienced Pilots Act (H.R. 4343) was enacted. This law increased the mandatory retirement age of commercial pilots from 60 to 65. As a result of this legislation, the Company is no longer required to provide medical bridge coverage to our pilots between the ages of 60 to 65. In 2008, ExpressJet's practice of providing medical bridge coverage for non-pilot employees was frozen, and does not permit non-pilot employees retiring on or after January 1, 2009 to participate in such coverage.

***Employee Stock Purchase Plans***

In May 2009, the Company's Board of Directors approved the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"). All employees who have completed 90 days of employment with the Company or one of its subsidiaries are eligible to participate, except employees who own five percent or more of the Company's common stock. The 2009 Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 5% discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a 5% discount based on the end of the period price. Employees can terminate their participation in the 2009 Stock Purchase Plan at anytime upon written notice.

In February 1996, the Company's Board of Directors approved the SkyWest, Inc. 1995 Employee Stock Purchase Plan (the "1995 Stock Purchase Plan"). The 1995 Stock Purchase Plan enabled employees to purchase shares of the Company's common stock at a 15% discount, through payroll deductions. There are no additional shares of common stock available for issuance under this plan.

The following table summarizes purchases made under the 2009 and 1995 Employee Stock Purchase Plans during the years ended December 31, 2010, 2009 and 2008:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Number of shares purchased | 356,777 | 835,469 | 807,797 |
| Average price of shares purchased | 13.52 | $ 10.26 | $ 13.90 |

The 2009 Stock Purchase Plan is a non-compensatory plan under the accounting guidance. Therefore, no compensation expense was recorded for the year ended December 31, 2010 and 2009.

**(10) Retirement Plans and Employee Stock Purchase Plans (Continued)**

The 1995 Stock Purchase Plan was a compensatory plan under the accounting guidance because the shares were purchased semi-annually at a 15% discount based on the lower of the beginning or the end of the period price. During the year ended December 31, 2008, the Company recorded compensation expense of $3.0 million related to 1995 Stock Purchase Plan. The fair value of the shares purchased under the Stock Purchase Plan was determined using the Black-Scholes option pricing model with the following assumptions:

| | 2008 |
|---|---|
| Expected annual dividend rate | 0.80% |
| Risk-free interest rate | 2.51% |
| Average expected life (months) | 6 |
| Expected volatility of common stock | 0.264 |

**(11) Stock Repurchase**

The Company's Board of Directors has authorized the repurchase of up to 20,000,000 shares of the Company's common stock in the public market. During the years ended December 31, 2010 and 2009, the Company repurchased 2.1 and 1.9 million shares of common stock for approximately $30.0 million and $18.4 million, respectively at a weighted average price per share of $14.61 and $9.88, respectively.

**(12) Related-Party Transactions**

The Company's President, Chairman of the Board and Chief Executive Officer, serves on the Board of Directors of Zions Bancorporation ("Zions"). The Company maintains a line of credit (see Note 3) and certain bank accounts with Zions. Zions is an equity participant in leveraged leases on three CRJ200, two CRJ700 and five Brasilia turboprop aircraft operated by the Company. Zions also serves as the Company's transfer agent. The Company's cash balance in the accounts held at Zions as of December 31, 2010 and 2009 was $30.4 million and $22.1 million, respectively.

**(13) Quarterly Financial Data (Unaudited)**

Unaudited summarized financial data by quarter for 2010 and 2009 is as follows (in thousands, except per share data):

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
| Operating revenues (000) | $632,243 | $649,759 | $686,858 | $796,285 | $2,765,145 |
| Operating income (000) | 42,421 | 49,288 | 58,282 | 51,835 | 201,826 |
| Net income (000) | 15,014 | 18,655 | 25,474 | 37,207 | 96,350 |
| Net income per common share: | | | | | |
| Basic | $ 0.27 | 0.33 | 0.46 | 0.68 | 1.73 |
| Diluted | 0.26 | 0.33 | 0.45 | 0.67 | 1.70 |
| Weighted average common shares: | | | | | |
| Basic: | 55,855 | 55,936 | 55,901 | 54,747 | 55,610 |
| Diluted: | 56,864 | 56,718 | 56,804 | 55,719 | 56,526 |

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
| Operating revenues (000) | $672,642 | $698,823 | $637,748 | $604,401 | $2,613,614 |
| Operating income (000) | 40,824 | 59,769 | 63,253 | 48,349 | 212,195 |
| Net income (000) | 9,372 | 26,219 | 28,566 | 19,501 | 83,658 |
| Net income per common share: | | | | | |
| Basic | $ 0.17 | $ 0.47 | $ 0.51 | $ 0.35 | $ 1.50 |
| Diluted | 0.16 | 0.46 | 0.50 | 0.34 | 1.47 |
| Weighted average common shares: | | | | | |
| Basic: | 56,546 | 55,657 | 55,605 | 55,606 | 55,854 |
| Diluted: | 57,427 | 56,558 | 56,652 | 56,621 | 56,814 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of our disclosure controls and procedures, which have been designed to permit us to effectively identify and timely disclose important information. Our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2010, those controls and procedures were effective to ensure that material information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

### Changes In Internal Control

Except as set forth below, during the three months ended December 31, 2010, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On November 12, 2010, we completed our purchase of ExpressJet. As permitted by the Securities and Exchange Commission, management has elected to exclude ExpressJet from management's assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2010.

### Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

On November 12, 2010, we completed our purchase of ExpressJet. As permitted by the Securities and Exchange Commission, management has elected to exclude ExpressJet from management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. Assets and revenues of ExpressJet represent 6% and 4%, respectively, of our total assets and total revenues as reported in our consolidated financial statements as of and for the year ended December 31, 2010. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP ("Ernst & Young"), the independent registered public accounting firm who also has audited our Consolidated Financial Statements included in this Annual Report on Form 10-K. Ernst & Young's report on our internal control over financial reporting appears on the following page.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SkyWest, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ExpressJet Airlines Inc., which is included in the 2010 consolidated financial statements of SkyWest Inc. and constituted 6% and 4% of total assets and total revenues, respectively, as of and for the year ended December 31, 2010. Our audit of internal control over financial reporting of SkyWest Inc. also did not include an evaluation of the internal control over financial reporting of ExpressJet Airlines Inc.

In our opinion, SkyWest, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 of SkyWest, Inc. and subsidiaries and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 25, 2011

## ITEM 9B. OTHER INFORMATION

None.

## PART III

Items 10, 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2011 Annual Meeting of Shareholders scheduled for May 3, 2011. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2010, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

| | | Headings in Proxy Statement |
|---|---|---|
| **ITEM 10.** | **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE** | "Election of Directors", "Corporate Governance" and "Executive Compensation" |
| **ITEM 11.** | **EXECUTIVE COMPENSATION** | "Executive Compensation" and "Compensation Committee Report" |
| **ITEM 12.** | **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS** | "Election of Directors" and "Security Ownership" |
| **ITEM 13.** | **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS** | "Executive Compensation" |
| **ITEM 14.** | **PRINCIPAL ACCOUNTANT FEES AND SERVICES** | "Audit Committee Disclosure" |

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed:

1. Financial Statements: Reports of Independent Auditors, Consolidated Balance Sheets as of December 31, 2010 and 2009, Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, Consolidated Statements of Cash Flows for the year ended December 31, 2010, 2009 and 2008, Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008 and Notes to Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

   - Report of independent auditors on financial statement schedule
   - Schedule II—Valuation and qualifying accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b) Exhibits

| Number | Exhibit | Incorporated by Reference |
|---|---|---|
| 3.1 | Restated Articles of Incorporation | (1) |
| 3.2 | Amended and Restated Bylaws | (2) |
| 4.1 | Specimen of Common Stock Certificate | (3) |
| 10.1 | Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc. | (4) |
| 10.2 | Second Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between Atlantic Southeast Airlines, Inc. and Delta Air Lines, Inc. | (4) |
| 10.3 | United Express Agreement dated September 9, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc. | (5) |
| 10.4 | Stock Option Agreement dated January 28, 1987 between Delta Air Lines, Inc. and SkyWest, Inc. | (6) |
| 10.5 | Lease Agreement dated December 1,1989 between Salt Lake City Corporation and SkyWest Airlines, Inc. | (7) |
| 10.6(a) | Master Purchase Agreement between Bombardier and SkyWest Airlines, Inc. | (8) |
| 10.6(b) | Supplement to Master Purchase Agreement between Bombardier, and SkyWest Airlines, Inc. | (5) |
| 10.7 | SkyWest, Inc. Amended and Combined Incentive and Non-Statutory Stock Option Plan | (9) |
| 10.8 | SkyWest Inc. 2007 Employee Stock Purchase Plan | (10) |
| 10.8(a) | First Amendment to SkyWest, Inc. 2007 Employee Stock Purchase Plan | (13) |
| 10.9 | SkyWest Inc. Executive Stock Incentive Plan | (11) |
| 10.10 | SkyWest Inc. Allshare Stock Option Plan | (11) |
| 10.11 | Airline Services Agreement dated December 20, 2007 by and between SkyWest Airlines, Inc. and Midwest Airlines, Inc | (12) |
| 10.12 | SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated effective January 1, 2009 | (13) |
| 10.12(a) | First Amendment to the Restated SkyWest, Inc. 2002 Deferred Compensation Plan | (13) |
| 10.13 | SkyWest, Inc. 2007 Long-Term Incentive Plan | (13) |
| 10.13(a) | First Amendment to the SkyWest, Inc. 2007 Long-Term Incentive Plan | (13) |
| 10.13(b) | Second Amendment to the SkyWest, Inc. 2007 Long-Term Incentive Plan | (13) |
| 10.14 | SkyWest, Inc. 2009 Employee Stock Purchase Plan | (13) |

| Number | Exhibit | Incorporated by Reference |
|---|---|---|
| 10.15 | Capacity Purchase Agreement, dated November 12, 2010, by and among ExpressJet Airlines, Inc. and Continental Airlines, Inc. | (14) |
| 10.16 | Agreement and Plan of Merger, dated August 3, 2010, by and among SkyWest, Inc., Express Delaware Merger Co. and ExpressJet Holdings Inc. | (15) |
| 21.1 | Subsidiaries of the Registrant | (1) |
| 23.1 | Consent of Independent Registered Public Accounting Firm | Filed herewith |
| 31.1 | Certification of Chief Executive Officer | Filed herewith |
| 31.2 | Certification of Chief Financial Officer | Filed herewith |
| 32.1 | Certification of Chief Executive Officer | Filed herewith |
| 32.2 | Certification of Chief Financial Officer | Filed herewith |

(1) Incorporated by reference to the exhibits to a Registration Statement on Form S-3, File No. 333-129832

(2) Incorporated by reference to a Registration Statement on Form S-3, File No. 33-74290

(3) Incorporated by reference to a Registration Statement on Form S-3, File No. 333-42508

(4) Incorporated by reference to Registrant's Form 8-K/A filed on February 12, 2007

(5) Incorporated by reference to exhibits to Registrant's Form 10-Q filed on December 31, 2003

(6) Incorporated by reference to the exhibits to Registrant's Forms 8-K filed on January 21, 1998 and February 11, 1998

(7) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed for the quarter ended December 31, 1986

(8) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed on February 13, 2003

(9) Incorporated by reference to the exhibits to a Registration Statement on Form S-8, Filed No. 33-41285

(10) Incorporated by reference to the exhibits to a Registration Statement on Form S-8, File No, 333-130848

(11) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed on July 28, 2000

(12) Incorporated by reference to the exhibits to the Registrant's Form 10-K filed February 28, 2008

(13) Incorporated by reference to the exhibits to the Registrant's Form 10-K filed February 23, 2009

(14) Incorporated by reference to the exhibits to Registrant's Forms 8-K filed on November 18, 2010

(15) Incorporated by reference to the exhibits to Registrant's Forms 8-K filed on August 4, 2010

## Report of Independent Registered Public Accounting Firm

We have audited the consolidated financial statements of SkyWest, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and have issued our report thereon dated February 25, 2011 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 25, 2011

# SKYWEST, INC. AND SUBSIDIARIES

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

**For the Years Ended December 31, 2010, 2009 and 2008**

**(Dollars in thousands)**

| Description | Balance at Beginning of Year | Additions Charged to Costs and Expenses | Deductions | Balance at End of Year |
|---|---|---|---|---|
| Year Ended December 31, 2010: | | | | |
| Allowance for inventory obsolescence | $6,615 | $ 926 | $ — | $7,541 |
| Allowance for doubtful accounts receivable | 47 | 5,892 | (5,892) | 47 |
| | $6,662 | 6,818 | (5,892) | 7,588 |
| Year Ended December 31, 2009: | | | | |
| Allowance for inventory obsolescence | $5,533 | $1,082 | — | $6,615 |
| Allowance for doubtful accounts receivable | 47 | — | — | 47 |
| | $5,580 | $1,082 | — | $6,662 |
| Year Ended December 31, 2008: | | | | |
| Allowance for inventory obsolescence | $4,681 | $ 852 | — | $5,533 |
| Allowance for doubtful accounts receivable | 47 | — | — | 47 |
| | $4,728 | $ 852 | — | $5,580 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2010, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2011.

SKYWEST, INC.

By: /s/ BRADFORD R. RICH

Bradford R. Rich
*Executive Vice President and*
*Chief Financial Officer (Principal Financial and*
*Principal Accounting Officer)*

## ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

| Name | Capacities | Date |
|---|---|---|
| /s/ JERRY C. ATKIN<br>Jerry C. Atkin | Chairman of the Board and Chief Executive Officer (Principal Executive Officer) | February 25, 2011 |
| /s/ BRADFORD R. RICH<br>Bradford R. Rich | Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer) | February 25, 2011 |
| /s/ STEVEN F. UDVAR-HAZY<br>Steven F. Udvar-Hazy | Lead Director | February 25, 2011 |
| /s/ J. RALPH ATKIN<br>J. Ralph Atkin | Director | February 25, 2011 |
| /s/ IAN M. CUMMING<br>Ian M. Cumming | Director | February 25, 2011 |
| /s/ ROBERT G. SARVER<br>Robert G. Sarver | Director | February 25, 2011 |

| Name | Capacities | Date |
|---|---|---|
| /s/ MARGARET S. BILLSON<br>Margaret S. Billson | Director | February 25, 2011 |
| /s/ HENRY J. EYRING<br>Henry J. Eyring | Director | February 25, 2011 |
| /s/ JAMES L. WELCH<br>James L. Welch | Director | February 25, 2011 |
| /s/ MICHAEL K. YOUNG<br>Michael K. Young | Director | February 25, 2011 |

(This page has been left blank intentionally.)

# SkyWest, Inc.

**444 South River Road • St. George, UT 84790**

March 15, 2011

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 11:00 a.m., Tuesday, May 3, 2011, at our headquarters located at 444 South River Road, St. George, Utah.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by the shareholders.

Your vote is very important. Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to attend.

We are pleased to make these proxy materials available over the Internet, which we believe increases the efficiency and reduces the expense of our annual meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of these proxy materials and our 2010 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

We look forward to seeing you at the Annual Meeting.

Sincerely,



Jerry C. Atkin
*Chairman and Chief Executive Officer*

# SkyWest, Inc.

**444 South River Road • St. George, UT 84790**

**NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS OF SKYWEST, INC.**

| | |
|---|---|
| **Date:** | Tuesday, May 3, 2011 |
| **Time:** | 11:00 a.m., Mountain Daylight Time (MDT) |
| **Place:** | SkyWest, Inc. Headquarters<br>444 South River Road<br>St. George, Utah 84790 |
| **Purposes:** | 1. To elect nine directors to serve on the Board of Directors of SkyWest, Inc. (the "Company"), until the next Annual Meeting of the Company's shareholders;<br>2. To conduct an advisory vote on a non-binding resolution to approve the compensation of the Company's named executive officers;<br>3. To conduct an advisory vote on a non-binding resolution to determine whether the Company's shareholders will be asked to approve the compensation of the Company's named executive officers every one, two, or three years;<br>4. To ratify the appointment of Ernst & Young, LLP to serve as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2011;<br>5. To consider a shareholder proposal to require a majority vote for the election of directors; and<br>6. To transact such other business that may properly come before the Annual Meeting and any adjournment thereof. |
| **Who Can Vote:** | Shareholders at the close of business on March 1, 2011. |
| **How You Can Vote:** | Shareholders may vote at the Annual Meeting, or in advance over the Internet, by telephone, or by mail. |

By authorization of the Board of Directors



Eric D. Christensen
*Vice President Planning, Corporate Secretary*

March 15, 2011

**Proxy Statement for the**

**Annual Meeting of Shareholders of**

**SKYWEST, INC.**

**To Be Held on Tuesday, May 3, 2011**

**TABLE OF CONTENTS**

# PROXY STATEMENT
# FOR THE
# ANNUAL MEETING OF SHAREHOLDERS
# OF
# SKYWEST, INC.
## TUESDAY, MAY 3, 2011

## OVERVIEW

### Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "*Company*" or "*SkyWest*") are being mailed on or about March 15, 2011. The Board of Directors of the Company (the "*Board*") is soliciting your proxy to vote your shares at the Annual Meeting of the Company's Shareholders to be held on May 3, 2011 (the "*Meeting*"). The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides information to assist you in voting your shares.

### What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Jerry C. Atkin, Bradford R. Rich and Eric D. Christensen) the authority to vote your shares in the manner you indicate.

### Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

### Voting Information

### Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you own shares of common stock of SkyWest (the "*Common Stock*") at the close of business on the record date of Monday, March 1, 2011.

### How many shares of Common Stock may vote at the Meeting?

As of March 1, 2011, there were 53,769,053 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

### What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zion's First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

### How can I vote at the Meeting?

You may vote in person by attending the Meeting. You may also vote in advance over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

**What are the Board's recommendations on how I should vote my shares?**

The Board recommends that you vote your shares as follows:

| | | |
|---|---|---|
| Proposal 1 | — | **FOR** the election of all nine nominees for director with terms expiring at the next annual meeting of the Company's shareholders. |
| Proposal 2 | — | **FOR** the non-binding resolution to approve the compensation of the Company's named executive officers. |
| Proposal 3 | — | **FOR THREE-YEAR INTERVALS** with respect to the non-binding resolution to recommend the frequency of future non-binding votes of the Company's shareholders regarding the compensation of the Company's named executive officers. |
| Proposal 4 | — | **FOR** the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2011. |
| Proposal 5 | — | **AGAINST** the proposal to require majority voting in the election of directors. |

**What are my choices when voting?**

| | | |
|---|---|---|
| Proposal 1 | — | You may cast your vote in favor of up to nine individual director-nominees. You may vote for less than nine director-nominees if you choose. You may also abstain from voting. |
| Proposals 2, 4 and 5 | — | You may cast your vote in favor of, or against, each proposal. You may also abstain from voting, |
| Proposal 3 | — | You may cast your vote in favor of a one, two or three-year period. You may also abstain from voting. |

**How will my shares be voted if I do not specify how they should be voted?**

If you execute the enclosed proxy card without indicating how you want your shares to be voted, the proxies appointed by the Board will vote as recommended by the Board and described previously in this section.

**How will withheld votes, abstentions and broker non-votes be treated?**

Withheld votes, abstentions and broker non-votes will be deemed as "present" at the Meeting, and will be counted for quorum purposes only.

**Can I change my vote?**

You may revoke your proxy before the time of voting at the Annual Meeting in any of the following ways:

- by mailing a revised proxy card to the Secretary of the Company;
- by changing your vote on the Internet website;
- by using the telephone voting procedures; or
- by voting in person at the Meeting.

**What vote will be required to approve each proposal?**

Proposal 1 provides that the nine director-nominees with the most votes will be elected as directors of the Company.

Proposals 2, 4 and 5 will be approved if the number of votes cast, in person or by proxy, in favor of a particular proposal exceeds the number of votes cast in opposition to the proposal. Proposal 2 is an advisory vote only, and has no binding effect on the Board or the Company.

Proposal 3 allows you to vote for one of four choices: holding the advisory vote on executive compensation every one, two or three years, or abstaining from voting. Therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board, but will instead be casting their vote for the voting frequency they prefer.

**Who will count the votes?**

Representatives from Zion's First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The inspectors of election will be present at the Annual Meeting.

**Who will pay the cost of this proxy solicitation?**

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock.

**Is this Proxy Statement the only way proxies are being solicited for use at the Meeting?**

Yes. The Company does not intend to employ any other methods of solicitation.

**How are proxy materials being delivered?**

The Company is pleased to take advantage of U.S. Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "*Notice*") instead of a paper copy of this Proxy Statement and the Company's 2010 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including this Proxy Statement, the 2010 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this new process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

## PROPOSAL 1
## ELECTION OF DIRECTORS

### Composition of the Board

The Board currently consists of nine directors. All directors serve a one-year term and are subject to re-election each year.

The current composition of the Board is:

- Jerry C. Atkin, Chairman
- J. Ralph Atkin
- Margaret S. Billson
- Ian M. Cumming
- Henry J. Eyring
- Robert G. Sarver
- Steven F. Udvar-Hazy
- James L. Welch
- Michael K. Young

**The Board Recommends That Shareholders Vote *FOR* All Nine Nominees Listed Below.**

### Nominees for Election as Directors

At the Meeting, the Company proposes to elect nine directors to hold office until the 2011 Annual Meeting of Shareholders and until their successors have been elected and have qualified. The nine nominees for election at the Meeting are listed below. Each of the nominees is currently serving as a director of the Company and has consented to be named as a nominee. If, prior to the Meeting, any of the nominees becomes unable to serve as a director, the Board may designate a substitute nominee. In that event, the persons named as proxies intend to vote for the substitute nominee designated by the Board.

The Board and its Nominating and Corporate Governance Committee believe that each of the following nominees possesses the experience and qualifications that directors of the Company should possess, as described in detail below, and that the experience and qualifications of each nominee compliments the experience and qualifications of the other nominees. The experience and qualifications of each nominee, including information regarding the specific experience, qualifications, attributes and skills that led the Board and the Nominating and Corporate Governance Committee to conclude that he or she should serve as a director of the Company at the present time, in light of the Company's business and structure, are set forth below:

**Jerry C. Atkin**

| | |
|---|---|
| *Age:* | 62 |
| *Director Since:* | 1974 |
| *Committees:* | None |
| *Principal Occupation:* | Chairman of the Board and Chief Executive Officer of the Company and its three operating subsidiaries, SkyWest Airlines, Inc. ("*SkyWest Airlines*"), Atlantic Southeast Airlines, Inc. ("*Atlantic Southeast*") and ExpressJet Airlines, Inc. ("*ExpressJet*"). |
| *Experience:* | Mr. Atkin joined the Company in July 1974 as a director and the Company's Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer and was elected Chairman of the Board in 1991. Prior to joining the Company, Mr. Atkin was employed by a public accounting firm and is a certified public accountant.<br><br>The Board nominated Mr. Atkin to serve as a director, in part, because Mr. Atkin is the Company's Chief Executive Officer and has more than 35 years of experience with the Company. He is the only officer of the Company nominated to serve as a director, and plays a critical role in communicating the Board's expectations, advice, concerns and encouragement to more than 18,000 full-time equivalent Company employees. Mr. Atkin has a deep knowledge and understanding of the Company, SkyWest Airlines, Atlantic Southeast and ExpressJet, as well as the regional airline industry. Mr. Atkin also performs an extremely valuable role as the Chairman of the Board, providing critical leadership and direction to the Board's activities and deliberations. The Board also believes Mr. Atkin's values and integrity are tremendous assets to the Company and its shareholders. |
| *Other Directorships:* | Mr. Atkin currently serves as a director of Zion's Bancorporation, a regional bank holding company based in Salt Lake City, Utah. |
| *Family Relationship:* | Mr. Atkin is a nephew of J. Ralph Atkin, who also serves as a director of the Company. |

**J. Ralph Atkin**

| | |
|---|---|
| *Age:* | 67 |
| *Director Since:* | 1972 |
| *Committees:* | None |
| *Principal Occupation:* | Attorney-at-Law |
| *Experience:* | Mr. Atkin is the founder of the Company and served as President and Chief Executive Officer of the Company from 1972 to 1975; Chairman of the Board of the Company from 1972 to 1991; and Senior Vice President of the Company from 1984 to 1988. He has helped develop airlines in Europe and Africa in the last fifteen years, including having served as the Chief Executive Officer of Ghana Airlines, the national carrier of the Republic of Ghana, and Chief Executive Officer of Euro Sky, a company organized to explore the feasibility of operating a regional airline in Austria. From March 1991 to January 1993, Mr. Atkin was Director of Business and Economic Development for the State of Utah.<br><br>The Board's nomination of Mr. Atkin is a reflection of the Board's respect for Mr. Atkin as a founder of the Company, and his unique perspective on the Company's growth, achievements and opportunities. Mr. Atkin has spent more than 36 years in the airline industry, and previously served as the Chairman of the Board and the Chief Executive Officer of the Company, as well as the Chief Executive Officer of two other aviation companies. Mr. Atkin also brings to the Board his training and experience as a practicing attorney, which the Board believes has been valuable to the Company as it has addressed various legal and regulatory issues. |
| *Family Relationship:* | Mr. Atkin is an uncle of Jerry C. Atkin, our Chairman of the Board and Chief Executive Officer. |

**Margaret S. Billson**

| | |
|---|---|
| *Age:* | 49 |
| *Director Since:* | 2006 |
| *Committees:* | Member of the Compensation Committee; member of the Nominating and Corporate Governance Committee |
| *Principal Occupation:* | President, Legacy Support Group, BBA Aviation plc |
| *Experience:* | Ms. Billson has served as the President of the Legacy Support Group at BBA Aviation plc, an international provider of aviation flight support and aftermarket aviation services and systems, since September 2009. From November 2008 through September 2009, Ms. Billson was a self-employed consultant. From August 2005 until November 2008, Ms. Billson was employed in multiple capacities with Eclipse Aviation Corporation ("*Eclipse*"), including as Chief Operating Officer. At the time of her resignation from Eclipse in November 2008, Ms. Billson was serving as the President and General Manager of the Airplane Division of Eclipse. On November 25, 2008, Eclipse filed a petition for Chapter 11 protection in the United States Bankruptcy Court for the District of Delaware. From September 1997 until July 2005, Ms. Billson was employed by Honeywell International, Inc., where she served in several roles, including as Vice President and General Manager, Airframe Systems and Aircraft Landing Systems and as Vice President of Engineering and Program Management. Prior to her employment with Honeywell International, Inc., she was Vice President of the MD-11, MD-80 and MD-90 programs at McDonnell Douglas. |

The Board nominated Ms. Billson, in part, because of her extensive experience in the aviation industry, including operations, engineering, technology, customer service and product support. In the course of more than 26 years of managerial experience with large institutional, as well as smaller entrepreneurial, aviation enterprises, Ms. Billson has developed a deep and insightful understanding of the challenges of managing large groups of employees in the airline industry at all levels of an organization. The Board values the unique perspective and background Ms. Billson contributes to its deliberations.

**Ian M. Cumming**

| | |
|---|---|
| *Age:* | 70 |
| *Director Since:* | 1986 |
| *Committees:* | Chairman of the Nominating and Corporate Governance Committee; Member of the Audit and Finance Committee. |
| *Principal Occupation:* | Chairman and Chief Executive Officer of Leucadia National Corporation, a diversified holding company engaged in a variety of businesses, including manufacturing, real estate activities, medical product development, winery operations and residual banking and lending activities ("*Leucadia*") since 1978. Leucadia also owns equity interests in operating businesses and investment partnerships, which are accounted for under the equity method of accounting, including gaming, entertainment, land-based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. |
| *Experience* | The Board recognizes the breadth and depth of Mr. Cumming's considerable business expertise, which he has developed through more than 30 years of service as the Chairman of the Board of a large, diversified business enterprise. Mr. Cumming brings to the Board valuable experience serving as a director of other public companies, which enhances his contributions to the Board's activities. Mr. Cumming draws upon his vast experience in corporate governance to carry out his duties as the Chairman of our Nominating and Corporate Governance Committee. Mr. Cumming has applied his extensive financial acumen to encourage disciplined financial management in the Company's operations. Mr. Cumming's finance and investment skills, together with his extensive background in mergers, acquisitions and business reorganizations, have been increasingly valuable to the Board's deliberations as the Company has explored and pursued various growth and expansion opportunities. |
| *Other Directorships:* | In connection with his service as Chairman of the Board of Leucadia, Mr. Cumming currently serves as a director on the following Leucadia-affiliated companies, each with at-least 20% Leucadia direct ownership.<br>• Jeffries Group, Inc. an investment bank and institutional securities firm;<br>• AmeriCredit Corp., an auto finance company;<br>• Fortescue Metals Group, an Australian public iron ore mining company; and<br>• Home Fed Corp., a real estate investment and development company.<br>Mr. Cumming's service as a director of the Company is his only service as a director, other than for companies in which Leucadia holds ownership of at least 20%. |

**Henry J. Eyring**

| | |
|---|---|
| *Age:* | 47 |
| *Director Since:* | 2006 (Also served as a director of the Company from 1995 until 2003) |
| *Committees:* | Chairman of the Compensation Committee; Member of the Audit and Finance Committee |
| *Principal Occupation:* | Advancement Vice President at Brigham Young University Idaho |
| *Experience:* | Mr. Eyring has served in various positions of administration at Brigham Young University Idaho since 2006. Mr. Eyring was President of the Japan Tokyo North Mission of The Church of Jesus Christ of Latter-day Saints from 2003 until 2006. From 2002 until 2003 he was a special partner with Peterson Capital, a private equity investment firm; from 1998 through 2002, he was the Director of the Masters of Business Administration Program at Brigham Young University. |

The Board recognizes the strong business and strategic consulting experience Mr. Eyring contributes to the Board's direction of the Company. In addition to the recent experience summarized above, Mr. Eyring was previously engaged with the Monitor Company, an internationally-recognized management consulting firm. Mr. Eyring is a sound strategic thinker who possesses the unique ability to apply his academic thought and studies to the practical day-to-day challenges of the Company's operations. His thoughtful application of business and legal principles has been a valuable contribution to his service as the Chairman of the Compensation Committee.

**Robert G. Sarver**

| | |
|---|---|
| *Age:* | 49 |
| *Director Since:* | 2000 |
| *Committees:* | Member of the Audit and Finance Committee |
| *Principal Occupation:* | Since 2004, Mr. Sarver has served as the Managing Partner of the Phoenix Suns, a professional basketball team in the National Basketball Association. Since 2002, he has also served as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, a commercial bank holding company that does business in Nevada, California, and Arizona. |
| *Experience:* | Chairman and Chief Executive Officer of California Bank and Trust from 1995 to 2001. Prior to 1995, he served as the President of National Bank of Arizona. |
| | The Board nominated Mr. Sarver, in part, because of his significant knowledge in the areas of financial analysis, business strategy and investment management. In addition to his lengthy service as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, Mr. Sarver was formerly a certified public accountant. Mr. Sarver's background and experience have been tremendous assets to the Board in various capacities, including his service on the Audit and Finance Committee and his current designation as an audit committee financial expert. Mr. Sarver also contributes valuable insight he has acquired through his strong entrepreneurial experience, and plays an important role in the Board's review of the Company's liquidity and capital management practices. |
| *Other Directorships:* | Mr. Sarver is a director of Meritage Corporation, a builder of single-family homes. |

**Steven F. Udvar-Hazy**

| | |
|---|---|
| *Age:* | 65 |
| *Director Since:* | 1986 |
| *Committees:* | Member of the Nominating and Corporate Governance Committee; Member of the Compensation Committee; Lead Director |
| *Principal Occupation:* | Chairman and Chief Executive Officer of Air Lease Corporation, which leases and finances commercial jet aircraft worldwide. |
| *Experience:* | Mr. Udvar-Hazy has been engaged in aircraft leasing and finance for over 40 years. Prior to his current engagement with Air Lease Corporation, Mr. Udvar-Hazy founded, and served as the Chairman and Chief Executive Officer of, International Lease Finance Corporation, which leases and finances commercial jet aircraft.<br><br>Mr. Udvar-Hazy is recognized as one of the leading experts in the aviation industry, and contributes to the Board the wisdom and insight he has accumulated through a lengthy, distinguished career in aviation, aircraft leasing and finance. The Company has benefitted greatly from Mr. Udvar-Hazy's eminent position in the aviation industry, including introductions to his vast industry contacts and networking opportunities. In addition to his extensive industry experience, Mr. Udvar-Hazy is extremely knowledgeable of the Company's operations and opportunities, having served as a director for more than 24 years. Mr. Udvar-Hazy's even temperament and ability to encourage discussion, together with his experience as a chief executive officer and director of other successful organizations, make him an effective Lead Director. |
| *Other Directorships:* | Mr. Udvar-Hazy is Chairman of the Board of Directors of Air Intercontinental, Inc., an aviation investment company, President and director of Ocean Equities, Inc., a financial holding company, and Chairman of the Executive Committee of the Board of Directors of Emerald Financial LLC, a real estate investment company. |

**James L. Welch**

| | |
|---|---|
| *Age:* | 56 |
| *Director Since:* | 2007 |
| *Committees:* | Chair of the Audit and Finance Committee; Member of the Nominating and Corporate Governance Committee |
| *Principal Occupation:* | President and Chief Executive Officer of Dynamex, Inc., a leading provider of same-day transportation and logistics services in the United States and Canada. |
| *Experience:* | Mr. Welch was the President and Chief Executive Officer of Yellow Transportation, an international transportation services provider, from which he retired after 29 years of service.<br><br>Mr. Welch has over 30 years of senior executive experience in the transportation sector, including valuable experience in the leadership of large and varied groups. That experience includes extensive experience working with organized labor groups, including unions. Mr. Welch's insights have been particularly valuable to the Board as the Company has addressed labor and related issues arising in the operation of SkyWest Airlines and Atlantic Southeast, as well as issues associated with the acquisition and integration of ExpressJet. Mr. Welch also contributes to the Board valuable practical experience in the operation of a large enterprise, as well as the perspective of a successful entrepreneur. |
| *Other Directorships:* | Mr. Welch serves as a director for Spirit AeroSystems, Inc., a supplier of commercial airplane assemblies and components, and Roadrunner Transportation Services, a transportation services provider. |

**Michael K. Young**

| | |
|---|---|
| *Age:* | 61 |
| *Director Since:* | 2009 |
| *Committee:* | Member of the Compensation Committee |
| *Principal Occupation:* | President and Distinguished Professor of Law, University of Utah |

*Experience:*

President Young has served as the President of the University of Utah since August 2004. Prior to his appointment at the University of Utah, President Young was Dean and Lobingier Professor of Comparative Law and Jurisprudence at the George Washington University Law School from 1998 until 2004. From 1978 until 1998, President Young was the Fuyo Professor of Japanese Law and Legal Institutions, and Director of the Center for Japanese Legal Studies, the Center for Korean Legal Studies and the Project on Religion, Human Rights and Religious Freedom at Columbia University. During the administration of President George H.W. Bush, President Young served as Ambassador for Trade and Environmental Affairs, Deputy Under Secretary for Economic and Agricultural Affairs and Deputy Legal Adviser to the U.S. Department of State.

The Board nominated President Young, in part, because it believes he brings valuable international experience at a time when the Company is becoming more actively involved in evaluating and pursuing business opportunities outside the United States. President Young also has a keen legal mind, which the Board believes is, and will continue to be, very beneficial to the Company, given the regulatory environment in which the Company operates. President Young also offers the Company the benefit of insights he has gained from his leadership experience at large institutions.

## EXECUTIVE OFFICERS

In addition to Jerry C. Atkin, the Chief Executive Officer and Chairman of the Board, whose biographical information is set forth above, the following individuals served as executive officers of the Company or its operating subsidiaries during the year 2010.

**Bradford R. Rich,** 49, is the Executive Vice President and Chief Financial Officer of the Company, SkyWest Airlines, Atlantic Southeast and Express Jet, with responsibility for the common support areas of finance, treasury, investor relations and information technology. He also oversees the administration of the Company's contracts with its airline partners, and is responsible for the strategic planning and development opportunities of the Company.

Mr. Rich joined the Company in 1987 as Corporate Controller and is a certified public accountant. He has served as the Company's Chief Financial Officer since 1991.

**Russell A. Childs**, 43, was appointed President and Chief Operating Officer of SkyWest Airlines in April 2007. He is responsible for oversight of the safety and quality of SkyWest Airline's operations, including aircraft flight operations, maintenance and customer service. He also oversees SkyWest Airline's relationships with Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United") and AirTran Airways, Inc.

Mr. Childs was initially employed with the Company in January 2001 as Senior Director/Controller and later that year was named Vice President/Controller. Prior to his employment with the Company, Mr. Childs worked in public accounting. Mr. Childs is a certified public accountant.

**Bradford R. Holt**, 51, was appointed President and Chief Operating Officer of Atlantic Southeast in December 2007 and President and Chief Operating Officer of Express Jet in November 2010. He is responsible for oversight of the safety and quality of airline operations, including aircraft flight operations, maintenance, and customer service at Atlantic Southeast and ExpressJet. He also oversees each airline's relationship with the major airline partners, including Delta, United, and Continental Airlines, Inc.

Prior to his appointment as President and Chief Operating Officer of Atlantic Southeast, Mr. Holt accumulated more than 26 years of aviation experience at SkyWest Airlines, where he was previously Vice President of Flight Operations and served in various leadership positions, including as a pilot.

## CORPORATE GOVERNANCE

### Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines on August 2, 2005, which can be accessed at the Company's Web site, *www.SkyWest.com.* The Company's Corporate Governance Guidelines supplement the Company's Bylaws and the charters of the Board's committees. Excerpts from the principal sections of the Company's Corporate Governance Guidelines are noted below:

### Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Global Select Market.

### Director Qualifications

*Criteria for Membership*

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

*Terms and Limitations*

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

*Retirement*

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 72 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise. Directors generally will not be nominated for election following their 72nd birthday.

*Ownership of Company Stock*

Directors are encouraged to own at least 5,000 shares of Common Stock. All directors of the Company currently own shares of Common Stock.

**Director Responsibilities**

*General Responsibilities*

The basic responsibility of directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.

*Oversight of Management*

The Board is responsible to encourage the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

**Board Meetings and Materials**

*Frequency of Meetings*

The Board has four regularly scheduled meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board are convened from time to time.

*Annual Evaluations*

The Nominating and Corporate Governance Committee conducts an annual evaluation to assess the Board's performance. Each of the Board's standing committees conducts an annual evaluation to assess the performance of the applicable committee.

*Executive Sessions of Independent Directors*

The Company's independent directors meet in executive session regularly, generally quarterly. The independent directors may either choose one director annually to serve as the Lead Director and to preside at all executive sessions or establish a procedure by which a Lead Director will be selected. The independent directors of the Company have chosen Mr. Udvar-Hazy to serve as the Lead Director.

**Committees**

The Board has three standing committees: (1) Audit and Finance, (2) Compensation, and (3) Nominating and Corporate Governance.

**Director Compensation**

The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are consistent with rules established by The Nasdaq Global Select Market, including those relating to director independence and to compensation of Audit & Finance Committee members.

**CEO Evaluation and Management Succession**

The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's Chief Executive Officer. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the Chief Executive Officer. The directors of the Company, excluding the Chief Executive Officer, review the Nominating and Corporate Governance Committee's report to assess the Chief Executive Officer's leadership in the long and short-term.

**Board Leadership Structure**

Mr. Jerry C. Atkin currently serves as the Chairman of the Board and Chief Executive Officer of the Company. The Board and its Nominating and Corporate Governance Committee believe that the traditional practice of combining the roles of chairman of the board and chief executive officer currently provides the preferred form of leadership for the Company. Given Mr. Atkin's vast experience with the Company, the tremendous respect which he has earned from employees, business partners and shareholders, as well as other members of the regional aviation industry, and his proven leadership skills, the Board believes the best interests of the Company's shareholders are met by Mr. Atkin's continued service in both capacities. The Board believes Mr. Atkin's fulfillment of both responsibilities encourages clear accountability and effective decision-making, and provides strong leadership for the Company's employees and other stakeholders.

Given the outstanding experience and qualifications the Company's directors contribute to the Board's activities, the Company has implemented a number of practices designed to encourage effective corporate governances. These practices, which are driven primarily by the Company's Corporate Governance Guidelines, include:

- the requirement that at least a majority of the Company's directors meet the standards of independence applicable to the Company;
- the election of a Lead Director, who is empowered to schedule and conduct meetings of the independent directors, communicate with the Chairman of the Board, disseminate information to the Board and raise issues with management on behalf of the independent directors when appropriate;
- regular executive sessions of the Board and its committees, which are typically held in conjunction with each regularly scheduled Board and committee meeting and include individual sessions with representatives of the Company's independent registered public accounting firm, internal auditors and legal counsel; and
- annual performance evaluations of the Company's Chief Executive Officer by the Nominating and Corporate Governance Committee.

The Board believes no single leadership model is right for all companies at all times. The Board recognizes that, depending on the circumstances, other leadership models, such as a separate independent Chairman of the Board, may be appropriate. For approximately 17 years prior to

Mr. Atkin's appointment as Chairman of the Board, the Company separated the positions for the Chairman of the Board and the Chief Executive Officer. The independent directors and the Nominating and Corporate Governance Committee regularly review the Company's leadership structure and, depending on the Company's needs and the available resources, the Board may determine to modify the existing leadership structure.

**Review and Access to Guidelines**

The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

**Communications with the Board**

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

**Board of Directors or Name of Individual Director(s)**
c/o Corporate Secretary
SkyWest, Inc.
444 South River Road
St. George, UT 84790

**Code of Ethics**

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers, which is available on the Company's Web site, *www.SkyWest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;
- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;
- Comply in all material respects with laws, rules and regulations of governments and their agencies;
- Comply in all material respects with the listing standards of a stock exchange where the Company's shares are traded;
- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information; and
- Not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives.

**Risk Oversight**

The Board and each of its committees are involved in overseeing risk associated with the Company and its operations. The Board and the Audit and Finance Committees monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the Company's independent accountants, the Audit and Finance Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks and legal and ethical compliance programs. The

Board and the Nominating and Corporate Governance Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Compensation Committee's outside advisors.

**Whistleblower Hotline**

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Company's Code of Ethics. The hotline number is (888) 273-9994.

## MEETINGS AND COMMITTEES OF THE BOARD

**The Board**

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met six times during 2010, four of which were regularly-scheduled meetings and two of which were special telephonic meetings. All directors attended at least 75% of the meetings of the Board and of the committees on which he or she served during the year ended December 31, 2010. All of the Company's directors attended the Annual Meeting of the Company's Shareholders held on May 4, 2010.

**Committees of the Board**

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit and Finance, (2) Compensation, and (3) Nominating and Corporate Governance. All the committees are comprised solely of non-employee, independent directors as defined by The Nasdaq Global Select Market listing standards. Charters for each committee are available on our website, *www.SkyWest.com.*

The table below shows current membership for each of the standing Board committees.

| Audit & Finance | Compensation | Nominating & Corporate Governance |
|---|---|---|
| James L. Welch* | Henry J. Eyring* | Ian M. Cumming* |
| Henry J. Eyring | Steven F. Udvar-Hazy | Steven F. Udvar-Hazy |
| Robert G. Sarver | Margaret S. Billson | Margaret S. Billson |
| Ian M. Cumming | Michael K. Young | James L. Welch |

* Committee Chair

*Audit & Finance Committee*

The Audit and Finance Committee has four members and met five times during the year ended December 31, 2010. The Board has determined that Mr. Robert G. Sarver of the Audit and Finance Committee is an "audit committee financial expert" within the meaning established by the U.S. Securities and Exchange Commission.

The Audit and Finance Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;

- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;
- Pre-approve all audit and permissible non-audit fees;
- Provide oversight of the Company's internal auditors;
- Hold meetings periodically with the independent registered public accounting firm, the Company's internal auditors, and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with Company policies;
- Review the Company's consolidated financial statements and related disclosures;
- Review with management and the registered independent public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit and Finance Committee's processes and procedures is addressed below under the heading "Audit & Finance Committee Disclosure." The Report of the Audit & Finance Committee is set forth on page 43 of this Proxy Statement.

*Compensation Committee*

The Compensation Committee has four members and met four times in 2010. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;
- Recommend the base salary, incentive compensation and any other compensation for the Company's Chief Executive Officer to the Board and review and approve the Chief Executive Officer's recommendations for the compensation of all other officers of the Company and its subsidiaries;
- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;
- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;
- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis."

*Nominating and Corporate Governance Committee*

The Nominating and Corporate Governance Committee has four members and met once during 2010. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;

- Consider and propose director nominees;
- Make recommendations to the Board regarding Board compensation;
- Make recommendations to the Board regarding Board committee memberships;
- Develop and recommend to the Board corporate governance guidelines;
- Facilitate an annual assessment of the performance of the Board and each of its standing committees;
- Consider the independence of each director and nominee for director; and
- Perform other functions or duties deemed appropriate by the Board.

*Nomination Process*

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to Jerry C. Atkin, Chairman and Chief Executive Officer of the Company, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, diversity, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director-nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and

Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

*Compensation Committee Interlocks and Insider Participation*

None of the individuals who served on the Compensation Committee during the year ended December 31, 2010, was an officer or employee of the Company in 2010 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2010, had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. None of the executive officers of the Company served as a member of the Compensation Committee, or similar committee, of any other company whose executive officer(s) served as a director of the Company or the Compensation Committee.

## COMPENSATION DISCUSSION AND ANALYSIS

The following narrative compensation discussion and analysis provides information regarding the Company's executive compensation objectives, principles, practices and decisions as they relate to the following named executive officers of the Company (the "Executives"):

- Jerry C. Atkin, Chairman of the Board and Chief Executive Officer of the Company, SkyWest Airlines, Atlantic Southeast and ExpressJet (the "Chief Executive");
- Bradford R. Rich, Executive Vice President and Chief Financial Officer of the Company, SkyWest Airlines, Atlantic Southeast and ExpressJet (the "CFO");
- Russell A. Childs, President and Chief Operating Officer of SkyWest Airlines; and
- Bradford R. Holt, President and Chief Operating Officer of Atlantic Southeast and ExpressJet.

The compensation discussion and analysis provides narrative perspective to the tables and disclosure in the tables following this section.

### Compensation Objectives and Principles

The overall objective of the Company's executive compensation programs is to create long-term value for the Company's shareholders by attracting and retaining talented executives that manage effectively and consistent with the long-term interest of shareholders.

Accordingly, the executive compensation program incorporates the following principles:

- The overall compensation package should encourage long-term focus and shareholder value creation.
- Compensation should be competitive with other airlines in order to attract and retain talented executives.
- Compensation should be based upon individual responsibility, leadership ability, and experience.
- Compensation should reflect the fair market value of the services received.

- A significant amount of total compensation should be performance-based, and should correlate to the Company's financial performance, as well as the achievement of operational and individual goals.
- Compensation should not encourage the taking of undue, material risk.

**Executive Compensation Procedures**

To attain the Company's executive compensation objectives and to implement the underlying compensation principles, the Company follows the following procedures:

*Role of the Committee.* The Compensation Committee of the Board of Directors (the "Committee") has responsibility for establishing and monitoring the executive compensation programs and for making decisions regarding executive compensation. The Chief Executive and the Company's Vice President of Planning and Corporate Secretary regularly attend the Committee meetings. The Committee also meets in executive session. The Committee recommends the compensation package of the Chief Executive to the Board of Directors, which then sets his compensation. The Committee also reviews the recommendations of the Chief Executive with respect to compensation of the other Executives, and after reviewing such recommendations, sets their compensation. The Committee also monitors, administers and approves awards under the various incentive compensation plans for all levels within the Company, including awards under the Company's annual bonus plan, 2006 Long-Term Incentive Plan and 2010 Long-Term Incentive Plan.

The Committee relies on its judgment in making compensation decisions in addition to reviewing relevant information and results. When setting total compensation for each of the Executives, the Committee reviews tally sheets which show the Executive's current compensation, including base pay, annual bonus objectives, long-term, equity-based compensation objectives, and deferred compensation retirement funding.

The Committee also occasionally evaluates surveys and other available data regarding the executive compensation programs of other regional and major air carriers. The Committee performed such a review in 2010 that included a review of the executive compensation practices of peer airlines Midwest, Pinnacle, Express Jet, Republic, Airtran, Jet Blue, Alaska, Southwest, US Airways, American, Delta Air Lines, and United. The executive compensation procedures and the Committee assessment process are designed to be flexible in an effort to promptly respond to the evolving business environment and individual circumstances.

*Role of Consultants.* Neither the Company nor the Committee has any contractual arrangement with any compensation consultant for determining the amount or particular form of any Executive's compensation. During 2010 the Company and Committee received advice from Frederic W. Cook & Co., Inc. ("F.W. Cook") with respect to the design and implementation of the Company's 2010 Long-Term Incentive Plan and with respect to executive compensation practices and trends generally and within the airline industry. The Company and Committee did not retain F.W. Cook or any other outside compensation consultant to make recommendations regarding or to determine, the specific amount or forms of compensation awarded to Executives in 2010. The Company and the Committee may, however, seek the advice of such consultants in the future. The Committee has sole authority to hire and fire outside compensation consultants.

*No Employment and Severance Agreements.* The Executives do not have employment, severance or change-in-control agreements, although the vesting of stock options, restricted stock, restricted stock units and performance units generally is accelerated upon a change in control of the Company. The Executives serve at the will of the Board of Directors, which enables the Board of Directors to terminate the employment of any Executive with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

**Elements of Compensation**

The Company's executive compensation objectives and principles are implemented through the use of the following principal elements of compensation, each discussed more fully below:

- Salary
- Annual Bonus
- Long-Term Awards (of which, a majority are performance-based)
- Retirement and other Benefits

The compensation objectives for each Executive are more fully described in the following paragraphs. Actual compensation for the Executives for 2010 is reflected in the summary compensation table immediately following this section.

**Salary.** Salary is provided with the objective of paying for the underlying role and responsibility associated with the Executive's position, which the Committee believes allows the Company to attract and retain qualified executives. The Executives' salaries are set at levels that the Committee believes are generally competitive with the compensation paid to officers in similar positions at other airlines. Salary adjustments are considered annually and influenced by growth of the Company's operations, individual performance, changes in responsibility, changes in cost of living and other factors. The salaries of the Executives are set forth in the Summary Compensation Table set forth immediately following this section.

**Annual Bonus.** In an effort to encourage achievement of the Company's objectives, the Company maintains an annual performance-based bonus plan for the Executives. The combination of salary and annual bonuses is intended to result in a cash compensation package for each Executive that falls within competitive market standards when the performance measures and personal goals are met. The purpose of the bonus plan is to reward the Executives with an annual cash bonus in an amount that correlates (i) in substantial part to the level of "Net Income" (as defined below) of the Company and its operating subsidiaries achieved for the year; and (ii) to a lesser degree, to the achievement of specific individual, subjective and qualitative goals during the year. The annual bonus objective for each named executive is 60% of salary based on Net Income targets, and 20% of salary based on achievement of individual goals.

*Net Income-based Bonus Component.* Prior to the beginning of each year, the Committee establishes Net Income targets for the Company and each of the Company's airline operating subsidiaries. For purposes of setting Net Income targets and calculating actual Net Income results, "Net Income" is generally defined as the net income of the Company (or its applicable operating subsidiary), as set forth in the Company's consolidated financial statements, but with such periodic adjustments as the Committee determines are necessary to adjust for accounting timing differences such as the timing difference between engine overhaul expenses and the related revenue collected from the Company's major partners. As a result, Net Income for purposes of calculating the Annual Bonus payable to the Executives may differ from the net income of the Company reported in the Company's consolidated financial statements.

A target bonus of 60% of salary is set for each Executive based upon the achievement of the Net Income targets. The annual bonus is adjusted proportionately for actual net income results greater or lesser than the Net Income targets.

*2010 Net Income Targets, Net Income Results and Net Income-based Bonuses.* The Net Income targets, actual Net Income results and corresponding Net Income-based bonus, for each Executive for the year ended December 31, 2010 are set forth below as a percentage of each Executive's salary.

| | **Net Income Target (in millions)** | **Net Income Results (in millions)** | **Net Income-Based Annual Bonus(1)** |
|---|---|---|---|
| Objective (Percentage of Salary) | | | 60.0% |
| Jerry C. Atkin | $116.9 | $103.3 | $53.0% |
| Bradford R. Rich | $116.9 | $103.3 | $53.0% |
| Russell A. Childs | $ 79.8 | $ 77.8 | $58.5% |
| Bradford R. Holt | $ 28.2 | $ 18.6 | $39.5% |

(1) Net Income-Based Annual Bonus = Net Income Results divided by the applicable Net Income Target, and multiplied by 60% objective

The Committee believes Net Income is a key measure of the financial health of the Company, and reflects the Company's development of shareholder value.

*2010 Individual Goals Bonus Component.* The Executives also receive an annual bonus based on their achievement of individual goals established in advance each year, which goals are subjective and qualitative in nature. The targeted bonus is 20% of salary and the actual amount of the bonus payment is adjusted proportionately based on achievement of the individual goals. There are no minimum or maximum levels of performance with respect to such individual goals.

The Committee has adopted this approach because it believes the use of individual goals allows awards to reflect the individual efforts and achievements of an Executive that may not be reflected by corporate net income performance. For fiscal year 2010, the Committee reviewed the individual qualitative goals for the Executives and made subjective determinations as to the extent to which such qualitative individual goals were achieved. The actual payout of the 20% bonus on annual salary related to individual goals was increased or decreased, as applicable, based on the Executive's achievement of his individual goals.

For 2010, the individual goals for the Chief Executive included SkyWest Airlines and Atlantic Southeast qualitative operational performance goals, management development, new business development and development of a strategic plan. The goals for the Chief Financial Officer include supporting other finance department officers, developing best practices, ensuring no material weaknesses in the Company's financial controls, timely financial closings, relationship maintenance with major airline partners, develop proactive strategy and general corporate development. The goals for the Presidents of SkyWest Airlines and Atlantic Southeast included operational performance goals of satisfactory levels of on-time departures, on-time arrivals and flight completion. Their qualitative goals included the implementation of cost controls, leadership development, and new business development.

The level of individual goals achieved, and the resulting annual bonus amounts payable to the Executives for 2010 were as follows:

| | Average Individual Goals Results | Individual Goals Annual Bonus(1) |
|---|---|---|
| Objective (Percentage of salary) | | 20.0% |
| Jerry C. Atkin | 104.1% | 20.8% |
| Bradford R. Rich | 102.1% | 20.4% |
| Russell A. Childs | 100.5% | 20.1% |
| Bradford R. Holt | 102.0% | 20.4% |

(1) Individual Goals Annual Bonus = Average Individual Goals Results, multiplied by 20% objective

*Discretionary bonus.* In addition to the Net Income-based annual bonus and the individual goal annual bonus, the Committee also exercised discretion in 2010 and paid Bradford R. Holt, President of Atlantic Southeast and ExpressJet an additional $15,000 as a reward for the successful initial efforts related to the acquisition of ExpressJet.

*Amount of 2010 Annual Bonus*—The total annual bonus amounts payable to the Executives for 2010 were: Mr. Atkin—$283,700; Mr. Rich—$205,000; Mr. Childs—$194,300; and Mr. Holt—$153,900. Those amounts are included in the Summary Compensation Table under the caption heading "Non-Equity Incentive Plan Compensation" and, in the case of the $15,000 discretionary bonus paid to Mr. Holt, the caption heading "Bonuses."

**Long-Term Awards.** On an annual basis, Executives are granted discretionary long-term incentive awards, in the form of stock options (with two-thirds of the options subject to additional performance-based vesting conditions), restricted stock units (or, from 2006 through 2009, shares of restricted stock), and performance units payable in cash.

The long-term incentive grants are made to encourage the Executives to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the Executives, the grant size and the appropriate combination of equity-based and deferred cash awards is considered. The Committee generally grants long-term incentive awards at its first meeting of each year. Except in the case of accelerated vesting upon a change in control of the Company, long-term incentive awards currently vest only if the Executive remains employed by the Company for three years from the date of grant. The Committee believes the three-year cliff-vesting schedule assists in retaining Executives and encourages the Executives to focus on the Company's long-term performance.

In granting stock options, restricted stock units and restricted stock to the Executives, the Committee also considers the impact of the grant on the Company's financial performance, as determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC Topic 718). For long-term equity awards, the Company records expense in accordance with ASC Topic 718. The amount of expense recorded pursuant to ASC Topic 718 may vary from the corresponding compensation value used in determining the amount of the awards.

*Amount and Allocation of Grants*—The total annual targeted long-term incentive grant value is 125% of salary and targeted annual bonus for the Chief Executive, and 100% of salary and targeted annual bonus for the other Executives. These targeted amounts were established to provide a competitive pay package and to ensure that a large portion of each Executive's compensation is based on continuing long-term service and correlated to the creation of shareholder value. This has been the

Committee's policy for several years, but is subject to review and continuation or modification each year by the Committee. The Chief Executive's targeted level of long-term incentive awards is higher than the targeted level of long-term incentive awards for other Executives since he has overall responsibility for the long-term success of the Company. Each Executive's 2010 long-term incentive award was allocated among three types of long-term grants, each with equal value, as follows: stock options, restricted stock units, and performance units payable in cash.

The three types of awards were used in an effort to link the Executives' long-term incentive compensation with the creation of shareholder value. The value of stock options and restricted stock units is directly related to the value of the Common Stock. The Executives earn performance units payable in cash by meeting return on shareholder equity objectives that the Committee believes also lead to long-term shareholder value, but are not subject to short-term stock market volatility.

Stock options, restricted stock unit and performance unit grants in 2010 were made pursuant to the 2006 Long-Term Incentive Plan, as shown in greater detail below in the table labeled "Grants of Plan Based Awards."

*Stock Options*—Options (which include options which are subject to performance-based vesting conditions) are granted with an exercise price equal to the closing price per share on the date of grant and vest three years after the date of grant. Grants are made on a systematic schedule, generally one grant per year made at the first Committee meeting of each year.

The purpose of the one-third weighting on stock options (including options subject to performance-based vesting conditions) is to tie a significant percentage of the award's ultimate value to increases in the stock price, thereby rewarding increased value to the shareholders. A stock option only has a value to the extent the value of the underlying shares on the exercise date exceeds the exercise price. Accordingly, stock options provide compensation only if the underlying share price increases over the option term and the Executive's employment continues through the vesting date.

The size of the grant for each Executive is calculated by determining the number of shares with a theoretical future value equal to the targeted compensation for stock options, assuming each option will have a value equal to 33% of its exercise price. This value generally correlates to the ASC Topic 718 value of the awards.

*Restricted Stock Units*—The Company also granted restricted stock units to the Executives in 2010. The restricted stock units awarded to an Executive entitle the Executive to receive a designated number of shares of Company common stock upon completion of a three-year vesting period, measured from the date of grant. Until the vesting date the shares underlying restricted stock units are not considered issued and outstanding. Accordingly, the Executive is not entitled to vote or receive dividends on the shares underlying his restricted stock units unless and until those restricted stock units vest. The purpose of the one-third restricted stock unit component is to support continued employment through volatile economic and stock market conditions, to manage dilution overhang, and to align officers' interests with maintaining shareholder value already created. The Committee believes this approach mitigates the incentive for Executives to take unnecessary risks and helps retain the Executives' expertise through continued employment. Recipients of restricted stock units do not pay for the underlying shares once the awards vest; however they must remain employed by the Company for three years to receive the underlying shares. Restricted stock unit awards provide the Executives with an indirect ownership stake in the Company and encourage the Executive to continue employment in order to receive the underlying shares. The compensation value of a restricted stock unit award does not depend solely on future stock price increases. Although its value may increase or decrease with changes in the stock price during the period before vesting, a restricted stock unit award will likely have value even without future stock price appreciation. Accordingly, restricted stock unit awards deliver significantly greater share-for-share compensation value at grant than do stock options, and the

Company can offer comparable grant date compensation value with fewer shares than if the grant were made solely with stock options. This results in less dilution of the outstanding shares of Common Stock.

The annual award of restricted stock units to each Executive for 2010 consisted of the right to receive upon future vesting that number of shares of Company stock having a value on the date of grant equal to one-third of the Executive's aggregate, targeted level of long-term incentive compensation for 2010.

*Performance Units*—The remaining component of each Executive's 2010 annual long-term incentive award was a performance unit award payable in cash. The targeted cash amount of each Executive's performance unit award was set at one-third of the Executive's aggregate, targeted level of long-term incentive compensation for 2010. The purpose of the performance unit awards is to reward achievement of a financial efficiency goal that supports shareholder value and reflects real performance without regard to stock market volatility. Under each Executive's performance unit award, a cash bonus is payable three years from the date of grant, based on the level of "Shareholder Return on Equity" (as defined below) earned in the year of grant, relative to the targeted level of Shareholder Return on Equity, and also subject to the Executive's continued employment through the date of payment. The 2010 Shareholder Return on Equity target was set as 8.36%, with the actual amount of cash bonus payable to each Executive to be prorated based upon the extent to which the Company's actual results varied from the target level of performance.

The 2010 goal for each Executive (including the Presidents of the Company's operating subsidiaries) was based on the Shareholder Return on Equity for the entire Company. The Committee elected not to establish individual goals for the Presidents of the Company's operating subsidiaries because the Committee sought to encourage teamwork and the creation of long-term value for the Company's shareholders. For purposes of the 2010 performance equity grants, "Shareholder Return on Equity" was equal to shareholder return on equity, adjusted to exclude timing differences between engine overhaul expenses and the related revenue collected from the Company's major partners. Earned performance unit awards are paid in cash to reduce share dilution and emphasize the real economic cost of officer incentives. For each percentage point that the Shareholder Return on Equity is above or below the established target, the performance unit award is increased or decreased proportionately. The Company believes that the performance unit grant provides an effective long-term incentive for the Executives to act in the best interests of shareholders, by focusing on return on shareholder equity, which the Committee believes is one of the principal contributing factors to long-term shareholder value.

For 2010, the actual Shareholder Return on Equity was calculated as 8.58%, versus the 8.36% targeted level of Shareholder Return on Equity. As a consequence, each Executive earned 102.6% of the targeted level of cash award underlying his performance units, subject to risk of forfeiture if the Executive terminates his employment (other than in connection with a change in control) prior to the third anniversary of the date of grant.

The Shareholder Return on Equity target, actual Shareholder Return on Equity, target dollar value of performance units granted, and the resulting dollar value of performance units earned (subject to forfeiture if the three-year tenure-based vesting requirement is not met) for the year ended December 31, 2010 were as follows:

| | Shareholder Return on Equity Target | Shareholder Return on Equity | Target Performance Units Grant Value | Performance Units Value Earned(1) |
|---|---|---|---|---|
| Jerry C. Atkin | 8.36% | 8.58% | $288,150 | $295,640 |
| Bradford R. Rich | 8.36% | 8.58% | $167,460 | $171,815 |
| Russell A. Childs | 8.36% | 8.58% | $148,320 | $152,176 |
| Bradford R. Holt | 8.36% | 8.58% | $139,066 | $142,676 |

(1) Performance Units Value Earned = Shareholder Return on Equity divided by Shareholder Return on Equity Target, multiplied by Target Performance Units Grant Value

In 2010, the Company took additional measures to strengthen the performance- based nature of its long-term incentive award program by subjecting two-thirds of each Executive's stock option grant in 2010 to an additional performance-based vesting condition tied to the Shareholder Return on Equity attained in the year of grant (in addition to the applicable tenure-based three-year cliff vesting schedule). With respect to the two-thirds portion of the 2010 stock option grants that were subject to performance-based vesting, the targeted level of Shareholder Return on Equity for 2010 was 8.36%. All performance-based options granted in 2010 to Executives would have been forfeited if 2010 Shareholder Return on Equity had been less than 4.18%; forfeiture would have occurred on a pro-rated basis if Shareholders Return on Equity fell between 4.18% and 8.36%. The actual Shareholder Return on Equity for the year was 8.58%, which fully satisfied the performance-based vesting condition for 2010. The stock options remain subject to forfeiture, however, if the applicable Executive's employment terminates prior to the expiration of the third year from the date of grant (other than in connection with a change in control of the Company).

The following table summarizes the number and nature of long-term awards granted to the Executives on February 3, 2010.

| | Time Vested LTI | | Performance-Contingent LTI | | |
|---|---|---|---|---|---|
| | Options | Shares/Stock Units | Options(1) | Shares/Stock Units | Other Units (Cash)(1) |
| Jerry C. Atkin | 20,094 | 19,886 | 40,188 | — | $288,150 |
| Bradford R. Rich | 11,678 | 11,557 | 23,356 | — | $167,460 |
| Russell A. Childs | 10,343 | 10,236 | 20,686 | — | $148,320 |
| Bradford R. Holt | 9,698 | 9,597 | 19,396 | — | $139,066 |

(1) Assumes attainment of 100% of target performance level.

**Retirement Benefits.**

The Company and SkyWest Airlines sponsor a 401(k) retirement plan for all eligible employees, including the Executives. Atlantic Southeast also maintains a substantially equivalent 401(k) plan for its eligible employees, including its President. Both plans are broad based, tax-qualified retirement plans under which eligible employees, including the Executives, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "Code"). The sponsoring employers make matching contributions under the plans on behalf of eligible participants; however the right of Executives and other officers to such matching contributions is limited. The Committee believes that maintaining the 401(k) retirement plans and providing a means to save for retirement is an essential part of a competitive compensation package necessary to attract and retain talented executives.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of officers and other highly compensated employees. The Chief Executive, CFO, and President of SkyWest Airlines participate in the deferred compensation plan. Atlantic Southeast also maintains a separate but similar non-qualified deferred compensation plan, the Atlantic Southeast Airlines, Inc. Executive Deferred Compensation Plan, for its highly compensated management employees, including the President of Atlantic Southeast. Under both such deferred compensation plans (the "Deferred Compensation Plans"), the employer credits each Executive's account with a discretionary employer contribution equal to 15% of salary and annual bonus. These amounts are included in the Summary Compensation Table under the column "All Other Compensation". Additional information on the Deferred Compensation Plans is found in the section "Non Qualified Deferred Compensation for 2010," below.

The SkyWest Inc. 2002 Deferred Compensation Plan (but not the Atlantic Southeast Airlines, Inc. Executive Deferred Compensation Plan) also permits eligible executives, including the Executives, to elect in advance of each calendar year to defer up to 100% of their cash salary and annual bonus compensation for the year. None of the Executives elected to defer any portion of their salary or annual bonus, The Company and its subsidiaries do not maintain any defined benefit pension plans for the Executives.

**Other Benefits.** In additional to the benefits described above, the Company provides certain other benefits to the Executives that the Committee believes are generally consistent with the benefits provided to senior executives of other airlines. The Committee believes that those benefits, which are detailed in the footnotes to the Summary Compensation Table applicable to the heading "All Other Compensation" below, are reasonable, competitive and consistent with overall executive compensation objectives. Those benefits consist primarily of employer-paid premiums on health, dental and eye insurance, a personal automobile allowance, and use of Company owned recreational equipment. The Company does not provide Executives with a "tax gross-up" payment with respect to such other benefits.

The Company and its subsidiaries also maintain a non-discriminatory, broad based program under which all full-time employees and their dependents, including the Executives and their dependents, may fly without charge on a space available basis on regularly scheduled flights of aircraft operated by the Company's operating airline subsidiaries.

**Ownership Guidelines**

The Company maintains ownership guidelines for the Executives to encourage the alignment of their interests with the long-term interests of the s shareholders. Each Executive is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to five times base salary for the Chief Executive, and three times base salary for the CFO and the Presidents of SkyWest Airlines and Atlantic Southeast. The Chief Executive and the CFO meet the guidelines. The Presidents of the operating subsidiaries have been in their positions for only a few years, and the Committee believes they are making progress towards the ownership guideline each year. The holdings of the Executives are summarized in the Security Ownership Table, below.

**Deductibility of Executive Compensation**

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a publicly-traded company may deduct for compensation paid to the company's principal executive officer during a tax year or to any of the company's three other most highly compensated executive officers who are still employed at the end of the tax year (other than the Company's principal financial officer). The limit does not apply to compensation that meets the requirements of Section 162(m) of the Code for "qualified performance-based compensation" (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the Company's shareholders). The Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code. In certain situations, the Committee may approve compensation that will not meet the requirements of Code Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. Stock option grants and long-term performance unit awards in 2010 were intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code. The Company's 2010 restricted stock unit grants and performance-based annual bonuses, however, were not "qualified performance-based compensation."

**Effect of Compensation on Risk**

Based on the Company's review of the various elements of the Company's executive compensation practices and policies, the Company believes its executive compensation policies and practices are designed to create appropriate and meaningful incentives for the Company's executive employees without encouraging excessive or inappropriate risk taking. Among other factors, the Company considered the following information:

- The Company's compensation policies and practices are designed to include a significant level of long-term compensation, which discourages short-term risk taking.
- The base salaries the Company provides to its employees are generally consistent with salaries paid for comparable positions in the Company's industry, and provide the Company's employees with steady income while reducing the incentive for employees to take risks in pursuit of short-term benefits.
- The Company has established internal controls and adopted codes of ethics and business conduct, which are designed to reinforce the balanced compensation objectives established by the Committee.
- The Company has adopted equity ownership guidelines for its executive officers, which the Committee believes discourages excessive risk-taking.

Based on the review outlined above, the Company has concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

## COMPENSATION COMMITTEE REPORT

The Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Committee recommended to the Board that the foregoing compensation discussion and analysis be included in this proxy statement.

**The Compensation Committee**

Henry J. Eyring, Chair
Margaret S. Billson
Steven F. Udvar-Hazy
Michael K. Young

## SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of the Executives for the years indicated.

| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
|---|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($)(1) | Stock Awards ($)(2) | Option Awards ($)(2) | Non-Equity Incentive Plan Compensation ($)(3) | All Other Compensation ($) | Total ($) |
| **Jerry C. Atkin** . . . . . . . . . | 2010 | $384,200 | — | $288,150 | $288,150 | $579,340 | $120,487(4) | $1,660,327 |
| Chairman and Chief | 2009 | $373,000 | — | $251,780 | $438,128 | $454,054 | $126,304(5) | $1,643,266 |
| Executive Officer | 2008 | $362,000 | — | $127,452 | $375,842 | $221,000 | $113,057(6) | $1,199,351 |
| **Bradford R. Rich** . . . . . . . | 2010 | $279,100 | — | $167,460 | $167,460 | $376,185 | $ 95,965(7) | $1,086,170 |
| Executive Vice President, | 2009 | $271,000 | — | $146,334 | $254,654 | $308,821 | $ 95,292(8) | $1,076,101 |
| Chief Financial Officer | 2008 | $263,000 | — | $ 74,098 | $218,521 | $159,600 | $ 84,314(9) | $ 799,532 |
| **Russell A. Childs** . . . . . . . | 2010 | $247,200 | — | $148,320 | $148,320 | $346,476 | $ 89,441(10) | $ 979,757 |
| President and Chief | 2009 | $240,000 | — | $129,601 | $225,526 | $292,940 | $ 89,039(11) | $ 977,106 |
| Operating Officer— | 2008 | $230,000 | — | $ 64,810 | $191,100 | $144,800 | $ 76,582(12) | $ 707,292 |
| SkyWest Airlines, Inc. | | | | | | | | |
| **Bradford R. Holt** . . . . . . . | 2010 | $231,800 | $15,000 | $139,080 | $139,080 | $281,576 | $ 77,148(13) | $ 883,684 |
| President and Chief | 2009 | $225,000 | $25,000 | $121,493 | $210,105 | $221,075 | $ 74,780(14) | $ 877,453 |
| Operating Officer— | 2008 | $200,000 | — | $ 56,347 | $166,178 | $114,500 | $ 68,344(15) | $ 605,369 |
| Atlantic Southeast | | | | | | | | |
| Airlines and ExpressJet | | | | | | | | |

(1) Column (d) shows discretionary bonuses approved by the Compensation Committee and earned by Mr. Holt.

(2) These columns show the full grant date fair market value of the options granted as computed under ASC Topic 718 and the expense attributable to restricted stock and restricted stock unit awards (excluding estimates for forfeitures in case of awards with service-based vesting). These amounts do not reflect the extent to which the Executive realized an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2010 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts in column (g) include the annual performance bonus amounts earned in the year indicated based on performance in that year and paid in the subsequent year. As described in the section entitled "Compensation Discussion and Analysis" above, annual performance bonuses payable to the Executives are calculated based upon the financial performance of the Company and/or its subsidiaries and also the achievement of individual goals. The target amount of each Executive's annual performance bonus opportunity for 2010 is reported in the "Grants of Plan-Based Awards for 2010" table below. The amounts of such annual performance bonuses actually earned in 2010 and paid in 2011 are: Mr. Atkin—$283,700; Mr. Rich—$205,000; Mr. Childs—$194,300; and Mr. Holt—$138,900.

The amounts in column (g) also include the amounts of performance unit awards granted in 2010 and earned based on 2010 shareholder return on equity, but payable in cash in 2013 and subject to forfeiture in the event of termination of employment within three years of the applicable date of grant in 2010. The target amount for each Executive's performance unit grant for 2010 is reported in the "Grants of Plan-Based Awards for 2010" table below. The amounts of those performance unit awards actually earned for 2010 were Mr. Atkin—$295,640; Mr. Rich—$171,815; Mr. Childs—$152,176; and Mr. Holt—$142,676.

(4) All other compensation for Mr. Atkin for 2010 consists of: $100,185 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2010; $3,645 in employer-paid health insurance premiums; $11,485 for a personal vehicle lease; $4,075 for personal use of the Company's

recreational equipment; and $1,097 in discretionary matching contributions under the SkyWest 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

(5) All other compensation for Mr. Atkin for 2009 consists of: $99,510 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2009; $2,644 in employer-paid health insurance premiums; $15,161 for a personal vehicle lease; $3,189 for personal use of the Company's recreational equipment; $4,600 for country club dues; and $1,200 in discretionary matching contributions under the SkyWest 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

(6) All other compensation for Mr. Atkin for 2008 consists of: $87,450 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $2,567 in employer-paid health insurance premiums; $15,259 for a personal vehicle lease; $2,930 for personal use of the Company's recreational equipment; and, $4,851 country club dues.

(7) All other compensation for Mr. Rich for 2010 consists of: $72,615 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2010; $4,166 in employer-paid health insurance premiums; $13,920 for a personal vehicle allowance; $4,166 for personal use of the Company's recreational equipment; and $1,189 in discretionary matching contributions under the SkyWest 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

(8) All other compensation for Mr. Rich for 2009 consists of: $72,705 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2009; $4,149 in employer-paid health insurance premiums; $13,920 for a personal vehicle allowance; $3,189 for personal use of the Company's recreational equipment; and $1,329 in discretionary matching contributions under the SkyWest 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

(9) All other compensation for Mr. Rich for 2008 consists of: $63,390 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $4,074 in employer-paid health insurance premiums; $13,920 for a personal vehicle allowance; and, $2,930 for personal use of the Company's recreational equipment.

(10) All other compensation for Mr. Childs for 2010 consists of: $66,225 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2010; $4,166 in employer-paid health insurance premiums; $13,966 for a personal vehicle lease; $4,075 for personal use of the Company's recreational equipment and $1,009 in discretionary matching contributions under the SkyWest 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

(11) All other compensation for Mr. Childs for 2009 consists of: $67,305 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2009; $3,466 in employer-paid health insurance premiums; $13,965 for a personal vehicle lease; $3,189 for personal use of the Company's recreational equipment and $1,114 in discretionary matching contributions under the SkyWest 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

(12) All other compensation for Mr. Childs for 2008 consists of: $56,220 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $3,466 in employer-paid health insurance premiums; $13,966 for a personal vehicle lease; and, $2,930 for personal use of the Company's recreational equipment.

(13) All other compensation for Mr. Holt for 2010 consists of: $57,885 of employer credits under the Atlantic Southeast Deferred Compensation Plan attributable to compensation earned for 2010; $3,905 in employer-paid health insurance premiums; $13,563 for a personal vehicle lease, and, $4,075 for personal use of the Company's recreational equipment.

(14) All other compensation for Mr. Holt for 2009 consists of: $55,065 of employer credits under the Atlantic Southeast Deferred Compensation Plan attributable to compensation earned for 2009; $3,674 in employer-paid health insurance premiums; $12,852 for a personal vehicle lease, and, $3,189 for personal use of the Company's recreational equipment.

(15) All other compensation for Mr. Holt for 2008 consists of: $47,175 of employer credits under the Atlantic Southeast Deferred Compensation Plan attributable to compensation earned for 2008; $3,170 in employer-paid health insurance premiums; $12,444 for a personal vehicle lease, and, $2,930 for personal use of the Company's recreational equipment; and $2,625 in matching contributions under the Atlantic Southeast 401(k) Plan. Discretionary matching contributions under the SkyWest 401(k) Plan are paid to all participating employees.

## GRANTS OF PLAN-BASED AWARDS FOR 2010

The following table provides information about non-equity based and equity- based plan awards granted to the Executives for the year ended December 31, 2010:

| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) |
|---|---|---|---|---|---|---|---|
| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Target ($) | Estimated Possible Payouts Under Equity Incentive Plan Awards(1) Target (shares) | All Other Stock Awards: Number of Shares of Stock (shares) | All Other Option Awards: Number of Securities Underlying Options (shares) | Exercise Price of Options Awards ($S/share)(6) | Grant Date Full Fair Value(7) |
| **Jerry C. Atkin** . . . . . | 11-Nov-2009(2)(3) | $307,360 | | | | | |
| | 3-Feb-2010(4)(5) | $288,150 | 40,188 | 19,886 | 20,094 | $14.49 | $873,486 |
| **Bradford R. Rich** . . . | 11-Nov-2009(2)(3) | $223,280 | | | | | |
| | 3-Feb-2010(4)(5) | $167,460 | 23,356 | 11,557 | 11,678 | $14.49 | $507,643 |
| **Russell A. Childs** . . . | 11-Nov-2009(2)(3) | $197,760 | | | | | |
| | 3-Feb-2010(4)(5) | $148,320 | 20,686 | 10,236 | 10,343 | $14.49 | $449,610 |
| **Bradford R. Holt** . . . | 11-Nov-2009(2)(3) | $185,440 | | | | | |
| | 3-Feb-2010(4)(5) | $139,066 | 19,396 | 9,597 | 9,698 | $14.49 | $421,572 |

(1) Non-Equity Incentive Plan and Equity Incentive Plan awards for 2010 included no threshold or maximum amounts.

(2) The Compensation Committee approved the grant of Non-Equity Incentive Plan Awards in the form of annual performance bonuses on November 11, 2009.

(3) Annual performance bonuses earned for year 2010 and paid in 2011 are included in the "Non-Equity Incentive Plan Compensation" column for 2010 in the Summary Compensation Table and are as follows: Mr. Atkin—$283,700; Mr. Rich—$205,000; Mr. Childs—$194,300; and Mr. Holt—$128,900.

(4) On February 3, 2010, the Company granted stock options, restricted stock and performance unit awards payable in cash pursuant to the 2006 Long-Term Incentive Plan. Each Executive's target level of performance unit grant is listed in column (c). Two-thirds of the shares underlying each Executive's stock option granted was a performance-based Equity Incentive Plan award and is listed in column (d). The remaining one-third of the shares underlying each Executive's stock option grant was not performance-based and is listed in column (f). The number of shares of Common Stock underlying each restricted stock unit award earned for 2010 and payable in 2013 is shown in column (e). All of the long-term incentive awards shown in columns (d) through (f) vest on the third anniversary of the date of grant (with earlier acceleration if the Executive is terminated in connection with a change in control).

(5) Performance unit awards earned for year 2010 and payable in cash in 2013, subject to risk of forfeiture if the Executive's employment terminates (other than in connection with a change in control) prior to the third anniversary of the date of grant, are included in the "Non-Equity Incentive Plan Compensation" column for 2010 in the Summary Compensation Table and are as follows: Mr. Atkin—$295,640; Mr. Rich—$171,815; Mr. Childs—$152,176; and Mr. Holt—$142,676.

(6) The exercise price of the options of $14.49 per share was the market closing price of the Common Stock on the date of grant.

(7) Column (h) shows the full grant date fair market value of the options granted in 2010 as computed under ASC Topic 718 and the expense attributable to restricted stock unit awards granted in 2010 (excluding the effect of estimates for forfeitures). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2010, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

## OUTSTANDING EQUITY AWARDS AT YEAR-END

This table provides information on the year-end 2010 holdings of stock options and other stock awards (restricted stock and restricted stock units) by the Executives.

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| (a) Name | (b) Number of Securities Underlying Unexercised Options Exercisable (#) | (c) Number of Securities Underlying Unexercised Options Unexercisable (#) | (d) Option Exercise Price ($) | (e) Option Expiration Date(4) | (f) Number of Shares or Share Units That Have Not Vested (#) | (g) Market Value of Shares or Share Units That Have Not Vested(5) ($) |
| Jerry C. Atkin . . . . | 104,000 | — | $25.950 | 8-May-11 | — | — |
| | 104,000 | — | $26.240 | 5-Feb-12 | — | — |
| | 94,540 | — | $10.570 | 4-Feb-13 | — | — |
| | 104,000 | — | $19.180 | 3-Feb-14 | — | — |
| | 188,000 | — | $17.110 | 1-Feb-15 | — | — |
| | 61,100 | — | $23.800 | 2-May-13 | — | — |
| | 59,281 | — | $26.840 | 6-Feb-14 | — | — |
| | — | 59,281(1) | $25.800 | 6-Feb-15 | 4,940(1) | $ 77,163 |
| | — | 99,124(2) | $15.240 | 4-Feb-16 | 16,521(2) | $258,053 |
| | — | 60,282(3) | $14.490 | 3-Feb-17 | 19,886(3) | $310,619 |
| Bradford R. Rich . . | 50,000 | — | $25.950 | 8-May-11 | — | — |
| | 50,000 | — | $26.240 | 5-Feb-12 | — | — |
| | 50,000 | — | $10.570 | 4-Feb-13 | — | — |
| | 50,000 | — | $19.180 | 3-Feb-14 | — | — |
| | 100,000 | — | $17.110 | 1-Feb-15 | — | — |
| | 35,400 | — | $23.800 | 2-May-13 | — | — |
| | 34,467 | — | $26.840 | 6-Feb-14 | — | — |
| | — | 34,467(1) | $25.800 | 6-Feb-15 | 2,872(1) | $ 44,861 |
| | — | 57,614(2) | $15.240 | 4-Feb-16 | 9,602(2) | $149,989 |
| | — | 35,034(3) | $14.490 | 3-Feb-17 | 11,557(3) | $180,520 |
| Russell Childs . . . . | 5,243 | — | $25.950 | 8-May-11 | — | — |
| | 4,000 | — | $26.240 | 5-Feb-12 | — | — |
| | 40,000 | — | $17.110 | 1-Feb-15 | — | — |
| | 8,800 | — | $23.800 | 2-May-13 | — | — |
| | 8,589 | — | $26.840 | 6-Feb-14 | — | — |
| | 13,597 | — | $27.368 | 6-Feb-14 | — | — |
| | — | 13,142(1) | $25.800 | 6-Feb-15 | 2,512(1) | $ 39,231 |
| | — | 51,024(2) | $15.240 | 4-Feb-16 | 8,504(2) | $124,530 |
| | — | 31,029(3) | $14.490 | 3-Feb-17 | 10,236(3) | $149,905 |
| Bradford R. Holt . . | 48,000 | — | $17.110 | 1-Feb-15 | — | — |
| | 8,800 | — | $23.800 | 8-May-13 | — | — |
| | 8,867 | — | $26.840 | 6-Feb-14 | — | — |
| | — | 26,211(1) | $25.800 | 6-Feb-15 | 2,184(1) | $ 34,114 |
| | — | 47,835(2) | $15.240 | 4-Feb-16 | 7,972(2) | $134,894 |
| | — | 29,094(3) | $14.490 | 3-Feb-17 | 9.597(3) | $139,061 |

(1) Awards vested on February 6, 2011.

(2) Awards vest on February 4, 2012.

(3) Awards vest on February 3, 2013.

(4) Stock options awarded through 2005 expire ten years from date of grant. Stock options granted in 2006 and after expire seven years from date of grant.

(5) Based on market closing price per share of Common Stock of $15.62 on December 31, 2010.

## OPTION EXERCISES AND STOCK VESTED

Stock options exercised and shares of restricted stock that vested for the Executives during the year ended December 31, 2010 are outlined below.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| (a) Name | (b) Number of Shares Acquired On Exercise (#)(1) | (c) Value Realized on Exercise ($) | (d) Number of Shares Acquired on Vesting (#) | (e) Value Realized on Vesting ($) |
| Jerry C. Atkin | — | — | 4,940 | $68,468 |
| Bradford R. Rich | — | — | 2,872 | $39,806 |
| Russell A. Childs | — | — | 2,207 | $30,589 |
| Bradford R. Holt | — | — | 2,217 | $30,728 |

(1) No stock options were exercised by Executives during the year ended December 31, 2010.

## NON-QUALIFIED DEFERRED COMPENSATION FOR 2010

Pursuant to the SkyWest Deferred Compensation Plan and the Atlantic Southeast Deferred Compensation Plan, covered Executives may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance bonuses earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable Executive, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each Executive's account under the SkyWest Deferred Compensation Plan and Atlantic Southeast Deferred Compensation Plan, as applicable, is also credited with a discretionary employer contribution monthly, whether or not the Executive contributes. For 2010 that discretionary employer contribution was 15% of the Executive's salary and annual bonus. Participant account balances under the SkyWest and Atlantic Southeast Deferred Compensation Plans are fully vested and will be paid by the Company to each Executive upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the Executive.

The following table provides information regarding the SkyWest Deferred Compensation Plan for the Executives for the year ended December 31, 2010.

| (a) Name(1) | (b) Executive Contributions in Last Year ($) | (c) Registrant Contributions in Last Year ($)(2) | (d) Aggregate Earnings in Last Year ($)(3) | (e) Aggregate Withdrawals/ Distributions in Last Year ($) | (f) Aggregate Balance at Last Year End ($) |
|---|---|---|---|---|---|
| Jerry C. Atkin | — | $101,802 | $235,152 | — | $1,893,506 |
| Bradford R. Rich | — | $ 76,256 | $111,979 | — | $1,058,338 |
| Russell A. Childs | — | $ 70,469 | $ 45,599 | — | $ 441,338 |
| Bradford R. Holt | — | $ 0 | $ 40,749 | — | $ 500,164 |

(1) For 2010, Messrs. Atkin, Rich and Childs were covered by the SkyWest Deferred Compensation Plan only and Mr. Holt was covered by both the SkyWest Deferred Compensation Plan (as to contributions for years prior to 2009 and earnings thereon only) and the Atlantic Southeast Deferred Compensation Plan (with respect to contributions for 2009 and 2010 and earnings thereon).

(2) The amounts in column (c) reflect the amounts of employer contributions credited under the applicable deferred compensation plan for 2010 at the rate of 15% of each Executive's 2010 base

salary and 2009 bonus which was paid in 2010. The amounts reported in column (c) are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in column (d) reflect the notational earnings during 2010 credited to each Executive's account under the SkyWest Deferred Compensation Plan. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or otherwise broadly available.

The table below shows the funds available for notational investment under the SkyWest Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2010:

| Name of Fund | Rate of Return |
|---|---|
| NVIT Money Market Fund Class I | 0.00% |
| PIMCO VIT Total Return Admin | 8.12% |
| PIMCO VIT Real Return Admin | 8.11% |
| Alliance Bernstein VPS Growth & Income A | 13.09% |
| Dreyfus Stock Index Initial | 14.84% |
| Oppenheimer VA Capital Appreciation NS | 9.42% |
| NVIT Mid Cap Fund Class I | 26.20% |
| Royce Capital Small Cap | 20.52% |
| Ivy VIP Small Cap Growth | 28.85% |
| Dreyfus VIF International Value | 4.45% |

The following table provides information regarding the Atlantic Southeast Deferred Compensation Plan for Mr. Holt for 2010.

| (a) Name | (b) Executive Contributions in Last Year ($) | (c) Registrant Contributions in Last Year ($)(1) | (d) Aggregate Earnings in Last Year ($)(2) | (e) Aggregate Withdrawals/ Distributions in Last Year ($) | (f) Aggregate Balance at Last Year End ($) |
|---|---|---|---|---|---|
| Bradford R. Holt | — | $56,860 | $4,653 | — | $148,098 |

(1) The amount in column (c) reflects the employer contributions credited in 2010 at the rate of 15% of Mr. Holt's 2010 base salary and 2009 bonus which was paid in 2010. The amount reported in column (c) is also included in the amount reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(2) The amounts in column (d) reflect the notational earnings during 2010 credited to Mr. Holt's account under the Atlantic Southeast Deferred Compensation Plan. This amount is not reported in the Summary Compensation Table because it is based on market rates determined by reference to mutual funds that are available to participants in the Atlantic Southeast 401(k) Plan or, in certain cases, otherwise broadly available.

The table below shows the funds available under the Atlantic Southeast Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2010:

| Name of Fund | Rate of Return |
|---|---|
| American Century Equity Income-Inv | 13.29% |
| American Century International Growth-Inv | 13.70% |
| American Century Premium Money Market-Inv | 0.01% |
| American Century Short-Term Government-Inv | 2.27% |
| American Century Strategic Aggressive-Inv | 15.31% |
| American Century Strategic Conservative-Inv | 9.70% |
| American Century Strategic Moderate-Inv | 12.75% |
| American Century Ultra-Inv | 16.56% |
| American Century Value-Inv | 13.41% |
| Buffalo Small Cap | 16.59% |
| JP Morgan Equity Index-Select | 14.82% |

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if an Executive's employment had terminated on December 31, 2010, or the Company had undergone a change in control on December 31, 2010. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) Plans, disability and life insurance benefits, the value of employee-paid group health plan continuation coverage under the Consolidated Omnibus Reconciliation Act, or "COBRA" and accrued vacation pay. The Executives do not have any other severance benefits, severance agreements or change-in-control agreements.

*Accelerated Vesting of Stock Options and Stock Awards Upon Change In Control.* Under the Company's long-term incentive plans, all outstanding stock options, shares of restricted stock, restricted stock units and performance units held by an Executive on December 31, 2010, would become fully vested upon a "change in control" without regard to whether the Executive terminated employment in connection with or following the change in control. The Company's long-term incentive plans generally define a "change in control" as any of the following events: (i) the acquisition by any person of 50% or more of the Company's voting shares, (ii) replacement of a majority of the Company's directors within a two-year period under certain conditions, or (iii) shareholder approval of a merger in which the Company is not the surviving entity, sale of substantially all of the Company's assets or liquidation. The following table shows for each Executive the intrinsic value of his unvested stock option, unvested restricted stock and unvested restricted stock units and performance units as of December 31, 2010, that would have been accelerated had a change in control of the Company occurred on that date, calculated by multiplying the number of underlying shares by the closing price of the Common Stock on the last trading day of 2010 ($15.62 per share) and, in the case of stock options, by then subtracting the applicable option exercise price. The Company has not agreed to provide any Executive with any gross-up or reimbursement for excise taxes imposed on "excess parachute payments" under Section 280G of the Code.

| Name | Early Vesting of Stock Options | Early Vesting of Restricted Stock | Early Vesting of Restricted Stock Units | Early Vesting of Performance Units |
|---|---|---|---|---|
| Jerry C. Atkin | $112,126 | $258,053 | $612,741 | $759,296 |
| Bradford R. Rich | $ 65,352 | $144,989 | $361,790 | $446,935 |
| Russell A. Childs | $ 57,728 | $132,832 | $313.368 | $388,816 |
| Bradford R. Holt | $ 54,330 | $124,530 | $303,387 | $379,307 |

*Deferred Compensation.* If an Executive had his terminated employment with the Company on December 31, 2010, the Executive would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the Executive under the applicable plan. The 2010 year-end account balances under those plans are shown in column (e) in the applicable Nonqualified Deferred Compensation Tables set forth above. An Executive's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

## DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors. Each director is encouraged to own at least 5,000 shares of Common Stock, which had a value of approximately $78,100 as of December 31, 2010. All of the Company's directors own shares of Common Stock.

### Cash Compensation Paid to Directors

For the year ended December 31, 2010, all directors who were not employees of the Company received an annual cash retainer of $32,000 and attendance fees of $1,700 for each in-person Board meeting attended, $1,600 for each in-person Audit & Finance Committee meeting attended, $1,300 for each in-person Compensation Committee meeting attended and $1,300 for each in-person Nominating and Corporate Governance Committee meeting attended. Non-employee directors who participated in telephonic meetings of the Board or its committees were also paid $850 for each telephonic Board meeting, $800 for each telephonic Audit & Finance Committee meeting, $750 for each telephonic Compensation Committee meeting and $750 for each telephonic Nominating and Corporate Governance Committee meeting. The Chairman of the Audit & Finance Committee was paid an annual fee of $15,000, the Chairman of the Compensation Committee was paid an annual fee of $5,000, the Chairman of Nominating and Corporate Governance Committee was paid an annual fee of $4,000, and the Lead Director was paid an annual fee of $4,000. In addition, the Company paid to Steven F. Udvar-Hazy, a director of the Company, an industry expert fee of $6,000 during the year ended December 31, 2010. Jerry C. Atkin, Chairman of the Board and an employee of the Company, received no compensation for his service on the Board.

### Stock Awards

Each non-employee director receives a stock award annually. On February 3, 2010, each of the non-employee directors received an award of 3,451 shares of Common Stock, representing $50,000 of value based on the closing price of the Common Stock on the date of award. The Company did not grant stock options to its non-employee directors in 2010.

## DIRECTOR SUMMARY COMPENSATION TABLE FOR 2010

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2010.

| (a) | (b) | (c) | (d) | (e) | (f) | (g) |
|---|---|---|---|---|---|---|
| Name(1) | Fees Earned or Paid in Cash ($) | Stock Awards ($)(2) | Option Awards ($)(3) | Change in Pension Value and Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
| J. Ralph Atkin ....... | $64,450 | $50,000 | — | — | — | $114,450 |
| Margaret S. Billson .... | $45,150 | $50,000 | — | — | — | $ 95,150 |
| Ian M. Cumming ..... | $50,450 | $50,000 | — | — | — | $100,450 |
| Henry J. Eyring ...... | $58,350 | $50,000 | — | — | — | $108,350 |
| Robert G. Sarver ..... | $46,850 | $50,000 | — | — | — | $ 96,850 |
| Steven F. Udvar-Hazy .. | $57,715 | $50,000 | — | — | — | $107,715 |
| James L. Welch ...... | $51,900 | $50,000 | — | — | — | $101,900 |
| Michael K. Young ..... | $45,150 | $50,000 | — | — | — | $ 95,150 |

(1) Jerry C. Atkin, the Chairman of the Board and Chief Executive Officer of the Company, is not included in the foregoing table as he is an employee of the Company and receives no monetary compensation for his services as Chairman of the Board.

(2) Represents the closing price of the Common Stock awarded on the grant date of February 3, 2010, of $14.78 per share, multiplied by the 3,451 shares granted to each non-employee director. That amount is the aggregate grant date fair market value of awards as computed under ASC Topic 718. All such shares of Common Stock are fully vested.

(3) As of December 31, 2010, each of the following non-employee directors of the Company held unexercised options to purchase the following number of shares of Company Common Stock: J. Ralph Atkin: 44,000; Ian M. Cumming: 48,000; Henry J. Eyring: 22,500; Robert G. Sarver: 48,000; Steven F. Udvar-Hazy: 40,000.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

### Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 1, 2011, for each director and nominee for director, each Executive, and by all directors (including nominees) and Executives of the Company as a group.

| Name | Common Stock | Options Exercisable | Unvested Restricted Shares and Restricted Stock Units | Total | Beneficial Ownership(1) |
|---|---|---|---|---|---|
| Jerry C. Atkin | 1,544,823 | 670,202 | 55,749 | 2,270,774 | 4.3% |
| Bradford R. Rich | 27,268 | 354,334 | 32,764 | 414,366 | (2) |
| Russell A. Childs | 3,124 | 105,128 | 30,773 | 139,025 | (2) |
| Bradford R. Holt | 3,695 | 91,878 | 29,611 | 125,184 | (2) |
| Robert G. Sarver | 35,211 | 40,000 | | 75,211 | (2) |
| Ian M. Cumming | 33,211 | 40,000 | | 73,211 | (2) |
| J. Ralph Atkin | 18,211 | 36,000 | | 54,211 | (2) |
| Steven F. Udvar-Hazy | 20,811 | 32,000 | | 52,811 | (2) |
| Henry J. Eyring | 14,271 | 14,500 | | 28,771 | (2) |
| Margaret S. Billson | 13,411 | — | | 13,411 | (2) |
| James L. Welch | 13,411 | — | | 13,411 | (2) |
| Michael K. Young | 6,804 | — | | 6,804 | (2) |
| All officers and directors as a group (13 persons) | 1,734,251 | 1,384,042 | 148,897 | 3,267,190 | 6.1% |

(1) Based on 53,769,053 shares outstanding as of March 1, 2011.

(2) Less than one percent of the number of shares outstanding as of March 1, 2011.

### Security Ownership of Other Beneficial Owners

As of March 1, 2011, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in their filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than 5% of the Common Stock.

| | Amount of Beneficial Ownership | |
|---|---|---|
| | Common Stock | |
| Name | Shares | Percent of Class |
| Tradewinds Global Investors, LLC<br>2049 Century Park East<br>Los Angeles, CA 90067 | 5,540,743 | 10.3% |
| Dimensional Fund Advisors LP<br>6300 Bee Cave Road<br>Austin, TX 78746 | 4,340,956 | 8.1% |
| Franklin Resources Inc.<br>One Franklin Parkway<br>San Mateo, CA 94403 | 3,565,726 | 6.6% |
| Allianz Global Investors of America LP<br>800 Newport Center Drive<br>Newport Beach, CA 92600 | 2,732,800 | 5.1% |
| Vanguard Group Inc.<br>PO Box 2600<br>Valley Forge, PA 19482-2600 | 2,717,059 | 5.1% |

## PROPOSAL 2
## ADVISORY VOTE ON EXECUTIVE COMPENSATION

**Background**

Section 14A of the Securities Exchange Act of 1934, as amended ("Section 14A"), which was enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote on an advisory (non-binding) resolution to approve the compensation of the Executives (referred to as a "Say-on-Pay" proposal) as disclosed in this Proxy Statement.

Accordingly, the following resolution will be submitted to the Company's shareholders for approval at the Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Executives, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure."

As described in detail under the heading "Compensation Discussion and Analysis," the Board believes the Company's compensation of the Executives achieves the primary goals of (i) attracting and retaining experienced, well-qualified executives capable of implementing the Company's strategic and operational objectives, (ii) aligning management compensation with the creation of shareholder value on an annual and long-term basis, and (iii) linking a substantial portion of the Executives' compensation with long-term Company performance and the achievement of pre-determined goals, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. The Board encourages you to review in detail the Compensation Discussion and Analysis beginning on page [ ] of this Proxy Statement and the executive compensation beginning on page [ ] of this Proxy Statement. In light of the information set forth in such sections of this Proxy Statement, the Board believes the compensation of the Executives for the fiscal year ended December 31, 2010, was fair and reasonable and that the Company's compensation programs and practices are in the best interests of the Company and its shareholders.

The vote on this Say-on-Pay resolution is not intended to address any specific element of compensation; rather, the vote relates to all aspects of the compensation of the Executives, as described in this Proxy Statement. While this vote is only advisory in nature, which means that the vote is not binding on the Company, the Board or the Compensation Committee (which is composed solely of independent directors), the Board and the Compensation Committee value the opinion of the Company's shareholders and will consider the outcome of the vote when addressing future compensation arrangements.

**Voting**

Approval of the resolution above (on a non-binding, advisory basis) requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the resolution exceeds the number of votes cast in opposition to the resolution.

**The Board and the Compensation Committee Recommend that Shareholders Vote *FOR* Approval of the Compensation of the Executives, as disclosed in this Proxy Statement.**

## PROPOSAL 3
## ADVISORY VOTE ON THE FREQUENCY OF FUTURE VOTES ON EXECUTIVE COMPENSATION

**Background**

Section 14A also provides that the Company's shareholders must be given the opportunity to vote on an advisory (non-binding) basis for their preference as to how frequently the Company should consider future Say-on-Pay proposals at its annual meetings of shareholders (referred to as a "Say-on-Frequency" vote). This Proposal 3 gives the Company's shareholders the opportunity to indicate whether they would prefer that the Company's shareholders address future Say-on-Pay proposals once every one, two, or three years. Shareholders also may, if they wish, abstain from casting a vote on this proposal.

The Board values dialogue with its shareholders on executive compensation and other important corporate governance matters. The Board believes that addressing a Say-on-Pay proposal in the Company's annual meeting once every three years will achieve an appropriate balance between fostering such dialogue and affording sufficient time to evaluate the merits of the Company's overall compensation philosophy, policies and practices in the context of the Company's long-term business results for the corresponding period and any changes made in response to the outcome of a prior Say-on-Pay proposal. The Board also believes that holding an advisory vote every three years will avoid over-emphasis on short-term variations in compensation and business results. In general, the Company's compensation programs are straightforward, weighted toward performance, and do not tend to materially change from year to year. Consequently, the Board believes that an annual shareholder vote on executive compensation, or a vote every two years, will likely become a referendum in hindsight on executive compensation paid for the prior year as opposed to a vehicle that provides the Board meaningful insight into the effectiveness of the Company's executive compensation programs.

Similar to the Say-on-Pay proposal, this vote is only advisory in nature and will not bind the Company or the Board to adopt any particular frequency. However, the Board values the opinion of the Company's shareholders and will consider the outcome of the vote when determining how frequently to address future Say-on-Pay proposals. Regardless of the outcome of this Say-on-Frequency vote, the Board may decide that it is in the best interests of the Company's shareholders and the Company to include a Say-on-Pay proposal in the Company's proxy statement more or less frequently than the frequency receiving the most votes cast by the Company's shareholders in this vote.

**Voting**

The proxy card allows you to vote for one of four choices: holding the advisory vote on executive compensation every one, two or three years, or abstaining from voting. Therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board, but will instead be casting their vote for the voting frequency they prefer.

**The Board Recommends that Shareholders Vote for the Option of Once every THREE YEARS as the Preferred Frequency for Future Shareholder Advisory Votes on Executive Compensation.**

## PROPOSAL 4
## RATIFICATION OF APPOINTMENT OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (independent auditors) to examine the consolidated financial statements of the Company for the year ending December 31, 2011. The Company is seeking shareholder ratification of such action.

It is expected that representatives of Ernst & Young LLP will attend the Meeting and be available to make a statement or respond to appropriate questions.

**The Board and the Audit and Finance Committee Recommend that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm (Independent Auditors).**

## AUDIT & FINANCE COMMITTEE DISCLOSURE

**Who served on the Audit and Finance Committee?**

The members of the Audit and Finance Committee as of December 31, 2010, were James L. Welch (Chair), Henry J. Eyring, Robert G. Sarver and Ian M. Cumming. Each member of the Audit and Finance Committee has been determined by the Board to be independent under the rules of the Securities and Exchange Commission and The Nasdaq Global Select Market. The Board has determined that Robert G. Sarver, who served on the Audit and Finance Committee throughout the year ended December 31, 2010, is an "audit committee financial expert" as defined in Item 401(h)(2) of Regulation S-K promulgated under the Exchange Act.

**What document governs the activities of the Audit and Finance Committee?**

The Audit and Finance Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit and Finance Committee's composition and meetings. The Audit and Finance Committee charter is available on the Company's website at *www.SkyWest.com,* and is also available in print, free of charge, upon request. Requests for a printed copy of the Audit and Finance Committee charter should be submitted to Eric D. Christensen, Corporate Secretary of the Company, at 444 South River Road, St. George, Utah 84790.

**How does the Audit and Finance Committee conduct its meetings?**

During the year ended December 31, 2010, the Audit and Finance Committee met with the senior members of the Company's financial management team at each of its regular scheduled quarterly meetings. The Audit and Finance Committee also met with representatives of Ernst & Young, LLP ("E&Y"), the Company's independent registered public accounting firm, at each of its in-person meetings and met with representatives of Protiviti, Inc. ("Protiviti"), the Company's principal internal auditor, at several of its meetings. Agendas for the Audit and Finance Committee's meetings are established by the Chairman of the Audit and Finance Committee, after consultation with the Company's Chief Financial Officer. At those meetings, the Audit and Finance Committee reviewed and discussed the Company's financial performance, financial reporting practices, various financial and regulatory issues, accounting and financial management issues, developments in the accounting profession, as well as the Company's industry, risk management and a summary of calls received on the Company's anonymous reporting line. The Audit and Finance Committee also had separate, executive sessions from time to time with representatives of E&Y, the Company's Chief Financial Officer, Protiviti and the Company's legal counsel, at which meetings candid discussions of financial management, accounting, internal controls and legal and compliance issues took place. Additionally, the Chairman of the Audit and Finance Committee had separate discussions regularly with the Chief Financial Officer and representatives of E&Y, Protiviti and the Company's legal counsel.

**Does the Audit and Finance Committee review the periodic reports and other public financial disclosures of the Company?**

The Audit and Finance Committee reviews each of the Company's quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations. As part of its review, the Audit and Finance Committee discusses the reports with the Company's management and independent registered public accounting firm and considers the audit and review reports prepared by the independent registered public accounting firm about the Company's quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company's accounting practices, alternative methods of accounting under generally accepted accounting principles in the United States ("GAAP") and the preferences of the independent registered public accounting firm in this regard, the Company's critical accounting policies and the clarity and completeness of the Company's financial and other disclosures.

**Did the Audit and Finance Committee play any role in connection with the Company's report on internal controls?**

The Audit and Finance Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes Oxley Act of 2002 and related rules. As part of this review, the Audit and Finance Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2010, the Audit and Finance Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

**What is the role of the Audit and Finance Committee in connection with the financial statements and controls of the Company?**

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. The Company's independent registered public accounting firm has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. It is the responsibility of the Audit and Finance Committee to oversee financial and control matters, among other responsibilities fulfilled by the Audit and Finance Committee under its charter. The Audit and Finance Committee meets regularly with representatives of E&Y and Protiviti, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit and Finance Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company's accounting financial reporting practices.

**Does the Audit and Finance Committee have any policy-making responsibility?**

From time to time, the Audit and Finance Committee establishes certain policies as required by the rules of the Securities and Exchange Commission and the listing standards of The Nasdaq Global Select Market. For example, the Audit and Finance Committee has established a policy for the receipt and retention (including on an anonymous basis) of complaints about financial and control matters. The Audit and Finance Committee also has implemented a policy that addresses when the Company may recruit personnel who formerly were employed by the Company's independent registered public accounting firm. In other cases, the Audit and Finance Committee is responsible for overseeing the efficacy of management policies, including compliance with the Company's Code of Ethics and the availability of perquisites.

**What matters have members of the Audit and Finance Committee discussed with the independent registered public accounting firm?**

In its meetings with representatives of E&Y, the Audit and Finance Committee asked E&Y to address and discuss their responses to several questions that they believed were particularly relevant to its oversight. These questions included:

- Are there any significant judgments made by management in preparing the financial statements that would have been made differently had E&Y prepared and been responsible for the financial statements?
- Based on E&Y's experience, and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and Securities and Exchange Commission disclosure requirements?
- Based on E&Y's experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?
- During the course of the applicable year, has E&Y received any communication or discovered any information indicating any improprieties with respect to the Company's accounting and reporting procedures or reports?

The Audit and Finance Committee has also discussed with E&Y that they are retained by the Audit and Finance Committee and that they must raise any concerns about the Company's financial reporting and procedures directly with the Audit and Finance Committee. Based on these discussions and its discussions with management, the Audit and Finance Committee believes it has a basis for its oversight judgments and for recommending that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

**What has the Audit & Finance Committee done with regard to the Company's audited financial statements for the year ended December 31, 2010?**

The Audit and Finance Committee has:

- Reviewed and discussed the Company's audited financial statements with the Company's management; and
- Discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit and Finance Committees, as amended and as adopted by the Public Company Accounting Oversight Board.

**Has the Audit and Finance Committee considered the independence of the Company's independent registered public accounting firm?**

The Audit and Finance Committee has received from E&Y the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit and Finance Committees, and has discussed with the firm its independence. The Audit and Finance Committee has concluded that E&Y is independent from the Company and its management.

**Has the Audit and Finance Committee made a recommendation regarding the audited financial statements for the year ended December 31, 2010?**

Based upon its review and the discussions with management and the Company's independent registered public accounting firm, the Audit and Finance Committee recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

**Does the Audit and Finance Committee provide a periodic report of its activities to the Board?**

The Audit and Finance Committee provides reports of its activities at each regularly scheduled Board meeting.

**Has the Audit and Finance Committee reviewed the fees paid to the Company's independent registered public accounting firm during the year ended December 31, 2010?**

The Audit and Finance Committee has reviewed and discussed the fees paid to E&Y during the year ended December 31, 2010, for audit, audit-related, tax and other services, which are set forth below under "Fees Paid to Independent Registered Public Accounting Firm." Because the Company did not pay to E&Y any fees for non-audit services during the years ended December 31, 2010, the Audit and Finance Committee was not required to assess whether E&Y's delivery of non-audit services is compatible with E&Y's independence.

**What is the Company's policy regarding the retention of the Company's independent registered public accounting firm?**

The Audit and Finance Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit and Finance Committee or the Chairman of the Audit and Finance Committee. When services are pre-approved by the Chairman of the Audit and Finance Committee, notice of such approvals is given to the other members of the Audit and Finance Committee and presented to the full Audit and Finance Committee at its next scheduled meeting.

## FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Audit Fees**

During the years ended December 31, 2010 and 2009, the Company paid E&Y fees in the aggregate amount of $712,000 and $689,000, respectively, for the annual audit of the Company's financial statements, the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q, audits of the closing balance sheets of certain businesses acquired, and the review of the Company's registration statements.

**Audit-Related Fees**

During the years ended December 31, 2010 and 2009, the Company did not pay fees to E&Y for audit-related services.

**Tax Fees**

During the years ended December 31, 2010 and 2009, the Company paid E&Y fees in the aggregate amount of $7,500 and $0, respectively, for tax services.

**All Other Fees**

During the years ended December 31, 2010 and 2009, E&Y did not provide any services to the Company, and the Company did not pay to E&Y any fees, other than those identified above.

## REPORT OF THE AUDIT & FINANCE COMMITTEE

In connection with the financial statements for the year ended December 31, 2010, the Audit and Finance Committee has:

(1) reviewed and discussed the audited financial statements with management;

(2) discussed with E&Y, the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board (the "PCAOB"); and

(3) received the written disclosure and letter from E&Y regarding the auditors' independence required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with the independent auditors the independent auditor's independence.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board at the February 3, 2011 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission. The Board approved this inclusion.

**The Audit & Finance Committee**

James L. Welch. Chair
Henry J. Eyring
Robert G. Sarver
Ian M. Cumming

## PROPOSAL 5
## SHAREHOLDER PROPOSAL REQUESTING THE BOARD TO TAKE ACTIONS TO ADOPT A MAJORITY VOTE STANDARD FOR THE ELECTION OF DIRECTORS

The following shareholder proposal has been submitted to the Company by the International Brotherhood of Teamsters:

> **RESOLVED:** That the shareholders of SkyWest, Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement of the International Brotherhood of Teamsters**

In order to provide shareholders a meaningful role in director elections, SkyWest's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. SkyWest presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

The Corporate Library ("TCL"), a leading provider of independent corporate governance research and analysis, reports "an increased concern related to board composition" at SkyWest, noting that "except for Michael Young, the entire board failed to receive support from 35% to 75% of the votes cast in the 2010 election." According to TCL, "While this suggests a significant level of dissatisfaction from the company's shareholders, these directors are not required to tender their registration due to the company's plurality voting standard without a resignation policy."

An increasing number of companies, including Alaska Air Group, Inc., Delta Air Lines, Inc., and Southwest Airlines Co., have adopted a majority vote standard. Additionally, these companies have adopted director resignation policies to address post-election issues related to the status of director nominees who fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies.

We believe that a post-election director resignation policy without a majority vote standard in company articles in an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** this proposal.

**Board of Directors' Response**

The Board has carefully considered the proposal submitted by the International Brotherhood of Teamsters General Fund (the "Teamsters Proposal") and, following its review of the Teamsters Proposal, does not believe the Teamsters Proposal is in the best interests of the Company or its shareholders at this time. Accordingly, the Board unanimously recommends that the Company's shareholders vote **AGAINST** the Teamsters Proposal for the reasons set forth below.

The Board does not believe that electing directors under a majority vote standard would result in a more effective Board. Importantly, the proponent has not asserted that the Board has not acted in the best interests of the Company's shareholders. The Company's shareholders have a history of electing strong and independent Boards, not only by a plurality, but in most cases by a sizeable majority of votes cast. The Board, as so elected, has been a significant factor in the Company's consistent growth and financial stability, and has repeatedly demonstrated sound business judgment in its leadership of the Company. Consequently, the Board is hesitant to make a fundamental change to the Company's corporate governance system that already has helped the Company deliver superior performance to its shareholders over many years. As a result, the Board believes that the underlying shareholder concerns are better addressed in another manner.

The Board recognizes that majority voting proposals have been the subject of considerable debate among corporate governance experts, shareholder activists and legal advisory groups in recent years. A small number of companies have even adopted majority vote provisions. However, the Board does not believe that such circumstances demonstrate the emergence of a widely-selected alternative voting standard that provides shareholders significant advantages over the plurality voting standard. In fact, the Board believes there continues to be significant disagreement and uncertainty concerning the consequences of adopting such a proposal and the exact form that such a proposal should take, if adopted. In fact, in June 2006, the American Bar Association's Committee on Corporate Laws made official its decision to retain the default system of plurality voting in the ABA's Model Business Corporation Act, to which lawmakers in many states refer in drafting state corporate laws. The ABA Committee concluded that it would be "unwise to change the statutory plurality default rule" to a majority vote standard.

A plurality vote standard guarantees a full board of directors as long as there are at least as many nominees as open seats, and avoids problems associated with failed elections and resulting holdover directors. A majority vote standard is problematic in these regards, and a failed election as to one or more director nominees could have other undesirable and disruptive consequences for the Company. For example, as a company listed on the NASDAQ Global Select Market, the Company must comply with listing standards that include requirements for maintaining independent directors and directors with particular qualifications or expertise. The failure to elect a particular nominee, depending on the independence and qualifications of the remaining directors, could impair the Company's ability to comply with those listing standards, and might jeopardize the Company's continued listing on the NASDAQ Global Select Market.

The Board is also concerned about other additional consequences that may result from adopting the Teamsters Proposal, including the potential unnecessary increase in the cost of soliciting shareholder votes. Implementing the Team Proposal could provide special interest shareholder groups with the ability to promote "vote-no" campaigns that the Board believes are not in the Company's best interests or the best interests of its shareholders, and would force the Company to employ a proactive telephone solicitation, second mailing or other vote-getting strategy to obtain the required votes. The end result may be increased spending for routine elections. The Board does not believe the costs incurred by the Company in such circumstances would be a wise use of the Company's financial and other resources.

Additionally, the Teamsters Proposal may expose the Company to the added expense and uncertainty associated with contested elections. The practical effect of a contested election is that it may hinder the Board's efforts to attract and retain well-qualified director candidates, who typically have multiple opportunities to serve as directors of other public companies with plurality voting systems. The Teamsters Proposal may also impair shareholders' ability to elect their favored director candidate in a contested election if a higher threshold than a plurality vote is required.

For these reasons, the Board does not believe adopting a majority voting standard for director elections is in the best interests of the Company or its shareholders at this time. However, the Board will continue to assess developments in director voting standards, and remains committed to maintaining the high standards in corporate governance that the Board has demonstrated to date.

**Required Vote**

Approval of the Teamsters Proposal requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

**The Board Recommends that Shareholders vote AGAINST the Teamsters Proposal.**

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's executive officers, directors and 10% shareholders are required under Section 16 of the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company, or written representations that no reports were required, the Company believes that during 2010 its executive officers, directors and 10% holders complied with all filing requirements of Section 16 of the Securities Exchange Act of 1934, as amended.

## SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the Company's 2012 Annual Meeting of Shareholders, the proposal must be in proper form (per SEC Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Secretary of the Company on or before October 16, 2011. Shareholder proposals to be presented at the 2012 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than November 15, 2011, nor later than December 16, 2011, in accordance with the procedures set forth in the Company's Bylaws.

## DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2010 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2010 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2010 Annual Report to Shareholders should submit a request in writing to Eric D. Christensen, Corporate Secretary of the Company, 444 South River Road, St. George, Utah 84790. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

## OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.



Eric D. Christensen
*Vice President Planning, Corporate Secretary*

St. George, Utah

March 15, 2011

(This page has been left blank intentionally.)

## OFFICERS AND DIRECTORS

### OFFICERS - SKYWEST, INC. AND SUBSIDIARIES

**Jerry C. Atkin**
Elected Chairman of the Board, 1991.
Chief Executive Officer since 1975.

**Bradford R. Rich**
Executive Vice President and Chief Financial Officer since 1991. Previously Vice President – Corporate Controller. 24 years service.

**Eric D. Christensen**
Vice President – Planning since 1991.
Corporate Secretary since 1994.
26 years service.

**Michael J. Kraupp**
Vice President – Finance and Treasurer since 2007. Previously Vice President – Finance and Vice President – Controller.
20 years service.

**James B. Jensen**
Vice President – Information Technology since 2001. Previously Sr. Director Information Technology. 21 years service.

**Eric J. Woodward**
Vice President – Controller since 2007.
Previously Director of Financial Planning and Analysis. 7 years service.

### OFFICERS OF SKYWEST AIRLINES, INC.

**Russell A. Childs**
President and Chief Operating Officer since 2007. Previously Vice President – Controller and Sr. Director – Controller. 10 years service.

**James K. Boyd**
Vice President – Customer Service since 1991. Previously Director of Stations and Station Manager. 29 years service.

**H. Michael Gibson**
Vice President – Maintenance since 1991.
Previously Director of Quality Assurance.
23 years service.

**Sonya Wolford**
Vice President – Inflight since 2002.
Previously Sr. Director – Inflight.
16 years service.

**Lori Hunt**
Vice President – People since 2007.
Previously Director – Delta Connection and Regional Director Customer Service.
25 years service.

**Michael Thompson**
Vice President – Market Development since 2007.
Previously Operations Analyst. 7 years service.

**Klen Brooks**
Vice President – Flight Operations since 2007.
Previously Director Flight Operations and Chief Pilot. 38 years service.

### OFFICERS - ATLANTIC SOUTHEAST AIRLINES, INC.

**Bradford R. Holt**
President and Chief Operating Officer since 2007. Previously Vice President – Flight Operations for SkyWest Airlines, Inc.
28 years service.

**Charlie Tutt**
Vice President – Flight Operations since 2005.
Various positions with Delta Air Lines including line pilot, flight instructor and chief pilot. 6 years service.

**Ken Ashworth**
Vice President – Maintenance and Engineering since 2007. Previously Director of Maintenance for SkyWest Airlines, Inc. 30 years service.

**Lisa R. Walker**
Vice President – Airport CS Operations since 2002. Previously Managing Director Airport Operations. 29 years service.

**Kevin Wade**
Vice President – Administration & Resources since 2008. Previously Director of Finance.
10 years service.

**Brandee Reynolds**
Vice President – Inflight Services since 2008.
Previously Director of Inflight Operations Director of Labor Contract Administration.
17 years service.

**Terry Vais**
Vice President – Customer Care since 2008.
Previously LAX Hub Director for SkyWest Airlines. 20 years service.

### BOARD OF DIRECTORS

**Jerry C. Atkin**
Chairman of the Board of Directors
Elected Chairman 1991
Chief Executive Officer of SkyWest, Inc.
Member of the Board since 1974

**J. Ralph Atkin**
Attorney-at-Law
Founder of SkyWest, Inc.
Member of the Board since 1972

**Ian M. Cumming**
Chairman - Leucadia National Corp.
Chairman Nominating & Corp Governance
Member Audit & Finance Committee
Member of the Board since 1986

**Steven F. Udvar-Hazy**
Chairman and CEO - Air Lease Corporation
Board Lead Director
Member Compensation Committee
Member Nominating & Corp Governance
Member of the Board since 1986

### BOARD OF DIRECTORS CONTINUED

**Robert G. Sarver**
Chairman and Chief Executive Officer
Western Alliance Bancorporation
Member Audit & Finance Committee
Member of the Board since 2000

**Henry J. Eyring**
Advancement VP – Brigham Young University Idaho
Chairman Compensation Committee
Member Audit & Finance Committee
Member of the Board since 1995

**Margaret S. (Peg) Billson**
President - BBA Aviation Legacy Support Group
Member Compensation Committee
Member Nominating & Corp Governance
Member of the Board since 2006

**James L. Welch**
President & CEO - Dynamex, Inc.
Chairman Audit & Finance Committee
Member Nominating & Corp Governance
Member of the Board since 2007

**Michael K. Young**
President - University of Utah
Member Compensation Committee
Member of the Board since 2009

### CORPORATE INFORMATION

**Stock Information**
NASDAQ Stock Symbol: SKYW

**Registrar and Transfer Agent**
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, UT 84130

**Independent Public Accountants**
Ernst & Young LLP
178 South Rio Grande Street, Suite 400
Salt Lake City, UT 84101

**Corporate Headquarters**
SkyWest, Inc.
444 South River Road
St. George, UT 84790
Tel: (435) 634-3000
www.skywest.com

SkyWest AIRLINES®



ATLANTIC SOUTHEAST AIRLINES

EXPRESSJET